As filed with the Securities and Exchange Commission on April 7, 2014
Registration No. 333-193225

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

FULL HOUSE RESORTS, INC.
(Exact name of registrant as specified in its charter)

Delaware	7011	13-3391527
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

4670 S. Fort Apache Road, Suite 190
Las Vegas, Nevada 89147
(702) 221-7800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Elaine L. Guidroz, Esq.
Secretary & General Counsel Full House Resorts, Inc.
4670 S. Fort Apache Road, Suite 190
Las Vegas, Nevada 89147
(702) 221-7800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John N. Brewer, Esq. Michael S. Shalmy, Esq. Greenberg Traurig, LLP 3773 Howard Hughes Parkway, Suite 400N. Las Vegas, Nevada 89169 (702) 792-3773	Steven B. Stokdyk, Esq. Latham & Watkins LLP 355 South Grand Avenue Los Angeles, CA 90071 (213) 458-1234

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED APRIL 7, 2014
PRELIMINARY PROSPECTUS

Full House Resorts, Inc.
__________ Shares
Common Stock
We are offering __________ shares of our common stock. Our common stock is listed on the NASDAQ Capital Market under the symbol “FLL”. The last sale price of our common stock on          __, 2014 was $_____.

	Price to Public	Underwriting Discounts and Commissions	Proceeds, Before Expenses, to Full House Resorts, Inc.
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters for this offering an option to purchase up to an additional __________ shares of common stock at the public offering price, less the underwriting discount. The underwriters may exercise this option at any time and from time to time within 30 days after the date of this prospectus.
We expect that the shares of common stock will be ready for delivery to investors on or about __________, 2014.
Investing in our securities involves risks. You should consider the risks that we have described in Risk Factors beginning on page 10 of this prospectus before buying our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
Neither the Nevada Gaming Commission, the Nevada State Gaming Control Board, nor any other gaming authority has passed upon the accuracy or adequacy of this prospectus or the investment merits of the securities offered hereby. Any representation to the contrary is unlawful.

Macquarie Capital

The date of this prospectus is __________, 2014

You should rely only on the information contained in this prospectus. Neither the underwriters nor we have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the underwriters nor we are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.
i

Prospectus Summary
This summary highlights material information about our business and this offering. This is a summary of material information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully before making an investment decision. When we use the words “Company,” “we,” “us” or “our company” in this prospectus, we are referring to Full House Resorts, Inc., a Delaware corporation, and our subsidiaries, unless it is clear from the context or expressly stated that these references are only to Full House Resorts, Inc. Unless otherwise indicated, all information contained in this prospectus assumes that the underwriters will not exercise their over-allotment option. This prospectus contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.
Our Company
We are a leading multi-jurisdictional developer, owner and operator of gaming-related enterprises in regional markets. We have successfully transitioned from a gaming management company to a company with operations that consist primarily of owned casino properties. The repositioning of our business plan is highlighted by the acquisition of Rising Star Casino Resort and the lease of Grand Lodge Casino in 2011 and the acquisition of Silver Slipper Casino and the sale of the management agreement for the FireKeepers Casino in 2012. We actively explore, individually and with partners, new gaming-related opportunities with a focus on acquiring and developing casino properties.
We currently own three casino properties, lease one casino property and we have one management contract to manage a group of related casino properties. These properties are located in four distinct regions of the United States — the Gulf Coast, the Midwest, Northern Nevada and the Southwest.
Gulf Coast Casino Operations
Silver Slipper Casino
On October 1, 2012, we acquired Silver Slipper Casino located in Bay St. Louis, Mississippi. Silver Slipper Casino is approximately one hour (56 miles) from New Orleans, Louisiana. The property has approximately 37,000 square feet of gaming space containing approximately 950 slot and video poker machines, 25 table games and the only live keno game on the Gulf Coast. The property includes a fine dining restaurant, buffet, quick service restaurant and two casino bars. The property draws patrons primarily from the New Orleans metropolitan area and other communities in southern Louisiana and southwestern Mississippi. In addition, we have commenced construction of a 142-room hotel adjacent to our casino. Construction of the hotel is expected to be completed in late 2014 or early 2015.
Midwest Casino Operations
Rising Star Casino Resort
On April 1, 2011, we acquired all of the operating assets of Grand Victoria Casino & Resort, L.P., located in Rising Sun, Indiana. We renamed the property Rising Star Casino Resort in August 2011. The property has approximately 40,000 square feet of casino space and includes approximately 1,200 slot and video poker machines, 33 table games, a 190-room hotel, five dining outlets and an 18-hole Scottish links golf course. In addition, a third party has constructed a 104-room hotel on property adjacent to Rising Star Casino Resort which opened on November 15, 2013, bringing total room capacity to 294 rooms. On August 16, 2013, we entered into a 10-year lease which commenced on November 15, 2013 and provides us with full management control and option to own the hotel at the end of the lease term.
Northern Nevada Casino Operations
Grand Lodge Casino
On September 1, 2011, we purchased the operating assets of Grand Lodge Casino and entered into a lease with Hyatt Equities, L.L.C. for the casino space in the Hyatt Regency Lake Tahoe Resort, Spa and

Casino in Incline Village, Nevada on the north shore of Lake Tahoe. The term of the lease runs to August 31, 2018. The lease has an option, subject to mutual agreement, to renew the lease for an additional five-year term. Grand Lodge Casino has 18,900 square feet of casino space integrated with the Hyatt Regency Lake Tahoe Resort, Spa and Casino, featuring approximately 260 slot machines, 16 table games and a poker room.
Stockman’s Casino
On January 31, 2007, we acquired Stockman’s Casino in Fallon, Nevada. Stockman’s Casino has approximately 8,400 square feet of gaming space with approximately 265 slot machines, four table games and keno. The facility has a bar, a fine dining restaurant and a coffee shop.
Southwest Casino Management Operations
Buffalo Thunder Casino and Resort
In May 2011, we entered into an agreement with the Pueblo of Pojoaque in New Mexico to manage the Pueblo’s gaming operations including Buffalo Thunder Casino and Resort in Santa Fe, New Mexico, the Cities of Gold Casino and other gaming facilities. The agreement was approved by the National Indian Gaming Commission as a management contract. For our management services, we receive a base consulting fee of $100,000 per month plus quarterly success fees based on achieving certain financial targets. The Pueblo of Pojoaque agreement covers approximately 1,200 slot machines, 18 table games (including poker) and a simulcast area. The Pueblo of Pojoaque agreement expires on September 23, 2014.
Expansion Opportunities
We actively pursue expansion opportunities, including those discussed below.
Fitz Tunica Casino & Hotel
On March 21, 2014, we entered into an Interest Purchase Agreement to acquire the membership interests of Majestic Mississippi, LLC, the owner of Fitz Tunica Casino & Hotel in Tunica, Mississippi for $62.0 million, exclusive of working capital and other adjustments, fees and expenses as of the closing date, which is expected to occur in the third quarter of 2014. We expect to invest an additional $7.0 million after closing for certain required renovations to the property. The acquisition is subject to financing, regulatory approvals and other customary closing conditions. No assurance can be given that the conditions to closing will be satisfied. Fitz Tunica Casino & Hotel is located approximately 30 miles from downtown Memphis, Tennessee and has 38,000 square feet of gaming space with approximately 1,100 slot and video poker machines and 20 table games on a 53-acre site. The property includes a 506-room hotel with 68 suites, a fine dining restaurant, buffet, quick service restaurant, two casino bars and an 8,100 square foot multi-purpose event center.
We are working with potential lenders to obtain a binding commitment for $125.0 million in debt financing, which along with the net proceeds of this equity offering will provide the funds for the purchase of the membership interests of Majestic Mississippi, LLC. We anticipate that the debt financing will contain customary covenants and representations including a provision that the financing will be secured by our assets. However, because we have not yet obtained a commitment for the debt financing, the terms of the anticipated debt financing are not yet known.
Kentucky Opportunities
On February 26, 2014, we entered into an exclusivity agreement with Keeneland Association, Inc. to own, manage, and operate instant racing and, if authorized, traditional casino gaming at race tracks in Kentucky, subject to completion of definitive documents for each opportunity. In addition, we and Keeneland Association, Inc. have a letter of intent that provides for an exclusive option to purchase the Thunder Ridge Raceway in Prestonsburg, Kentucky. The purchase will be subject to the completion of definitive documentation and to the approval of the Kentucky Horse Racing Commission, including the approval to transfer the racing license to a to-be-constructed quarter horse racetrack near Corbin, Kentucky to be owned 75% by us and 25% by Keeneland Association, Inc.
Prior Projects
Until March 30, 2012, we owned 50% of Gaming Entertainment (Michigan), LLC, a joint venture with RAM Entertainment, LLC, that held the management rights and responsibilities under an agreement to manage the FireKeepers Casino, a tribal gaming casino, located near Battle Creek, Michigan. During the development and construction of the FireKeepers Casino, Gaming Entertainment (Michigan), LLC provided site acquisition, design, budgeting, financing, construction oversight and pre-opening planning and implementation services. Following opening, Gaming Entertainment (Michigan), LLC managed FireKeepers Casino’s operations and entered into a hotel consulting services agreement with respect to the FireKeepers Casino phase II development project. We and RAM sold Gaming Entertainment (Michigan), LLC and the related management agreement to FireKeepers Development Authority for approximately $97.5 million on March 30, 2012. Additionally, Gaming Entertainment (Michigan), LLC assigned the hotel consulting services agreement to us, and we completed all consulting services under the agreement on or before December 31, 2012.
Operating and Marketing Strategy
Our marketing strategy is to target primarily local patrons that are able to easily drive to our casinos from the surrounding communities. We believe that patrons are attracted to our casinos based on our ability to create favorable experiences through customer service, employee engagement and entertainment. Our primary operating strategy is focused on maintaining and increasing the volume of patrons that frequent our casino properties. Our management philosophy is based on a decentralized model in which property level management maintains significant autonomy in daily operations, but are provided with corporate oversight of business planning, accounting and finance, human resources, risk management, procurement of shared resources, marketing strategy and capital allocation.
Our Growth Strategy
Target the acquisition of high quality regional casino properties that provide an opportunity to create value for our shareholders
Our strategy is to identify high quality gaming opportunities with strong demographics, in attractive and accessible locations, at purchase valuations that provide opportunities for us to create shareholder value through improved management and/or capital investment. Our management team will focus on implementing best practices in accounting and finance, business planning, human resources, risk management, marketing, and procurement at our current properties and potential future acquisitions.
Pursue casino development opportunities in existing and new regional gaming jurisdictions
We believe there are significant opportunities to develop new casinos in existing and new regional casino markets throughout the United States. We recently entered into an Interest Purchase Agreement to acquire the membership interests of Majestic Mississippi, LLC, the owner of Fitz Tunica Casino & Hotel in Tunica, Mississippi, which we believe furthers our growth strategy of acquiring quality properties in familiar regulatory jurisdictions. We also recently entered into an exclusivity agreement with Keeneland Association, Inc. to own, manage, and operate instant racing and, if authorized, traditional casino gaming at race tracks in Kentucky, subject to completion of definitive documents for each opportunity.
We evaluate projects based on a number of factors, including forecasted profitability, development period, regulatory and political environment and our ability to secure the funding necessary to complete the development. We believe that our expertise as a multi-jurisdictional casino operator and our experience with the development of the FireKeepers Casino position us well to expand our operations with new project openings.

Invest in organic growth opportunities at our existing properties
We are focused on maximizing the performance of our properties through capital spending programs designed to maintain asset quality and add or improve amenities. We are currently constructing a 142-room hotel adjacent to Silver Slipper Casino, which we believe will favorably impact customer loyalty and financial performance by allowing guests to extend their visits at Silver Slipper Casino. A third party also recently opened a 104-room hotel adjacent to Rising Star Casino Resort which we have leased and began operating in November 2013.
Risks That We Face
You should carefully consider the risks described under “Risk Factors” beginning on page 10 and the other information included in this prospectus before deciding to invest in our common stock. These risks could materially and adversely impact our business, results of operations and financial condition, which could cause the trading price of our common stock to decline and result in a partial or total loss of your investment.
Our risks include:
•
  Growth.   Since 2011 we have acquired three properties. On March 21, 2014, we entered into an agreement to acquire the membership interests of Majestic Mississippi, LLC, the owner of Fitz Tunica Casino & Hotel in Tunica, Mississippi. Additionally, we and Keeneland Association, Inc. have a letter of intent with Appalachian Racing, LLC that provides for an exclusive option to purchase the Thunder Ridge Raceway in Prestonsburg, Kentucky. This growth and any future growth could place a significant strain on our management, employees and operating systems.
•
  Debt.   We have significant debt that may hinder our ability to borrow funds or dispose of assets and may limit our flexibility in planning for or reacting to our competitors or our ability to acquire a gaming business. As of December 31, 2013, we had debt under our credit agreements of approximately $57.5 million (inclusive of current maturities) and a capital lease obligation of $7.7 million related to the recently opened 104-room hotel adjacent to Rising Star Casino Resort. We are currently seeking new debt financing in the amount of $125.0 million which along with the net proceeds of this equity offering would be used to repay the indebtedness under our existing credit agreements, to provide the funds for the purchase of the membership interests of Majestic Mississippi, LLC, and to be available for future capital expenditures and development opportunities. No assurance can be given that we will successfully obtain the new debt financing.
•
  Competition.   The gaming industry is highly competitive. Our gaming properties compete with other gaming properties for the gaming patron on the basis of forms of gaming, as well as other forms of entertainment available in the surrounding communities.
•
  Renovation and capital improvement.   Our properties have an ongoing need for renovation and other capital improvements to remain competitive in our markets as well as to replace from time to time our furniture, fixtures and equipment. We are currently constructing a 142-room hotel at our Silver Slipper Casino property that is expected to cost approximately $17.7 million. Upon closing of the acquisition of the membership interests of Majestic Mississippi, LLC, we expect to invest $7.0 million in renovations at the Fitz Tunica Casino & Hotel.
•
  Economic environment.   Discretionary consumer spending has been adversely impacted by the continuing economic weakness in the United States. As a result, consumers are spending less on discretionary items such as gaming.
•
  Governmental regulation.   We operate in a highly regulated business environment and changes in regulation could impose significant costs on us or make our services less economical.
Additional Information
We were incorporated in Delaware on January 5, 1987. Our principal executive offices are located at 4670 S. Fort Apache Road, Suite 190, Las Vegas, Nevada 89147, and our telephone number is (702) 221-7800. Our website is www.fullhouseresorts.com. The information contained in our website is not a part of this prospectus.

The Offering
Issuer
Full House Resorts, Inc.
Common Stock offered
_________ shares
Common Stock outstanding prior to this offering
18,870,681 shares(1)
Common Stock to be outstanding after this offering
_________ shares(1)
Use of proceeds
We intend to use the net proceeds of this offering along with borrowings from a contemplated new $125.0 million debt financing to repay debt outstanding under our existing First Lien Credit Agreement and Second Lien Credit Agreement, to provide funds for the purchase of the membership interests of Majestic Mississippi, LLC, the owner of Fitz Tunica Casino & Hotel, to be available for future capital expenditures and development opportunities, including construction of the hotel at Silver Slipper Casino, renovations at the Fitz Tunica Casino & Hotel, and any future development expenses in Kentucky including development of a racetrack and related gaming facilities in Corbin Kentucky, and for general corporate purposes. See “Use of Proceeds.”
Listing
Our common stock is listed on the NASDAQ Capital Market under the symbol “FLL.”

(1)
  Excludes the following:
•
  1,356,595 shares of common stock held as treasury stock.
•
  17,000 shares of common stock available for future issuance under our Amended and Restated 2006 Incentive Compensation Plan.
All information in this prospectus assumes no exercise by the underwriters of their right to purchase up to an additional _____ shares of common stock to cover over-allotments.

Summary Financial Data
The following summary consolidated historical financial information as of December 31, 2013 and 2012 and for the years then ended was derived from our audited consolidated financial statements included in this prospectus. In the opinion of management, such audited financial data reflects all adjustments necessary for a fair presentation of the results for such periods. The following summary historical financial information of Majestic Mississippi, LLC as of the years ended December 31, 2013 and 2012 was derived from the audited financial statements included in this prospectus. The pro forma combined statement of operations data for the year ended December 31, 2013 presents the combined results, after adjustments, of us and Majestic Mississippi, LLC, as if the acquisition of the membership interests had occurred on January 1, 2013, and the pro forma combined balance sheet data as of December 31, 2013 presents the combined balance sheet data, after adjustments, of us and Majestic Mississippi, LLC on December 31, 2013.
The following information is only a summary and should be read together with the audited consolidated financial statements and the related notes appearing elsewhere in this prospectus, the financial information included in this prospectus in the sections entitled “Selected Consolidated Financial Data,” “Unaudited Pro Forma Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the section entitled “Risk Factors.”

	Full House Resorts, Inc.(1)		Majestic Mississippi, LLC(2)		Pro forma Combined
	Year Ended December 31, 2013	Year Ended December 31, 2012(3)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2013 (Unaudited)
	(in thousands except per share data)
Statement of Operations Data(4):
Revenues	$144,727	$128,760	$63,235	$67,755	$207,962
Operating income (loss)(4)(5)(6)	2,960	49,638	(9,444)	7,043	8,643
Net (loss) income	(3,962)	27,834	(9,596)	7,001	(2,331)
Basic per share (loss) income(5)	$(0.21)	$1.49	$—	$—	$(0.07)

	Full House Resorts, Inc.(1)		Majestic Mississippi, LLC(2)		Pro forma Combined
	As of December 31, 2013	As of December 31, 2012(3)	As of December 31, 2013	As of December 31, 2012	As of December 31, 2013 (Unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$14,936	$20,603	$7,619	$7,735	$26,622
Total assets	154,287	162,725	69,165	102,187	229,736
Long-term debt (including current maturities)	57,500	68,750	150	1,548	100,000
Capital lease obligation (including current maturities)	7,719	—	—	—	7,719
Current liabilities	11,877	15,332	7,212	9,288	18,128
Retained earnings	34,116	38,078	61,953	92,900	28,314
Total stockholders’ equity	77,814	81,133	61,953	92,900	104,512
Other Financial Data(7):
Adjusted EBITDA	$17,007	$15,922	$9,981	$10,547	$26,988
Property EBITDA	21,710	21,159	9,981	10,547	31,691

(1)
  Full House Resorts, Inc. consolidated.

(2)
  Majestic Mississippi, LLC operations. On March 21, 2014, we entered into an Interest Purchase Agreement with The Majestic Star Casino, LLC for the purchase of all the outstanding membership interests of Majestic Mississippi, LLC, the owner of Fitz Tunica Casino & Hotel in Tunica, Mississippi.
(3)
  Our results of operations for 2012 include a pre-tax gain of $41.2 million on the sale of the management rights and management agreement for the FireKeepers Casino to the FireKeepers Development Authority in March 2012.
(4)
  Our results of operations for 2013 and 2012 may not be comparable. We sold the management rights and management agreement for the FireKeepers Casino in March 2012 and acquired Silver Slipper Casino in October 2012.
(5)
  Excluding our $4.0 million goodwill impairment charge recognized in September 2013, net of tax effect, our net loss would have been $1.4 million and loss per share would have been $0.07 for the year ended December 31, 2013. For the years summarized for our results of operations, there were no common equivalent shares that would have been dilutive and, therefore, the calculations for basic and diluted per share (loss) income are equal.
(6)
  Majestic Mississippi, LLC’s results of operations for 2013 and 2012 are not comparable, due to a $15.3 million goodwill impairment loss and $1.5 million trade name impairment loss incurred in 2013. The goodwill and trade name were written down to reflect the purchase price of $62.0 million for the purchase by us of the membership interests of Majestic Mississippi, LLC. The pro forma combined statements of operations data presents the combined results, after adjustments, as if the acquisition of the membership interests of Majestic Mississippi, LLC had occurred on January 1, 2013 at the purchase price of $62.0 million as per the Interest Purchase Agreement. Therefore, the goodwill impairment loss and the trade name impairment loss were adjusted to zero in the pro forma combined data.
(7)
  For the period ended on the reference date. An explanation of Adjusted EBITDA and Property EBITDA and a reconciliation to net income (loss) is set forth below.
We define EBITDA as net income (loss) plus (i) interest expense, net, (ii) provision for taxes and (iii) depreciation and amortization. We define Adjusted EBITDA as EBITDA further adjusted to eliminate the impact of non-cash items and certain gains, losses and expenditures that we do not consider indicative of our ongoing operating performance due to their nature and amounts, which may fluctuate from period to period, that would distort an assessment of performance. These further adjustments are itemized below. Although Adjusted EBITDA is not a measure of performance or liquidity calculated in accordance with generally accepted accounting principles (“GAAP”), we believe this Non-GAAP financial measure provides meaningful supplemental information regarding our performance and liquidity. We utilize Adjusted EBITDA internally to focus management on year-over-year changes in our core operating performance, which we consider our ordinary, ongoing and customary operations, which we believe is useful information to investors. For example, revenues and expenses in Adjusted EBITDA are primary components of calculations made to confirm our compliance with certain covenants under our credit agreements. Accordingly, management excludes from core operating performance analysis items such as those relating to impairment loss or acquisition costs, stock-based compensation, loss on derivatives, gain on a sale of a joint venture and certain non-cash activities that management believes are not reflective of such ordinary, ongoing and customary operations.
In addition, because Adjusted EBITDA is not calculated in accordance with GAAP, it may not necessarily be comparable to similarly titled measures employed by other companies. A reconciliation of the Adjusted EBITDA figures is presented below. However, you should not consider these measures in isolation or as substitutes for operating income, cash flows from operating activities or any other measure for determining our operating performance or liquidity that is calculated in accordance with GAAP. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of

Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual, variable or infrequent items. We define Property EBITDA as Adjusted EBITDA reduced by the corporate operating loss (adjusted for corporate stock compensation, severance costs and depreciation).

	Full House Resorts, Inc.		Majestic Mississippi, LLC		Pro forma Combined
	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2013 (Unaudited)
	(in thousands)
Net (loss) income	$(3,962)	$27,834	$(9,596)	$7,001	$(2,331)
Add back:
Interest (income) expense	7,283	2,731	33	42	5,756
Depreciation and amortization	9,388	6,884	3,858	3,504	13,246
Income taxes	(361)	15,175	—	—	937
EBITDA	12,348	52,624	(5,705)	10,547	17,608
Add back:
Impairment loss	4,000	—	16,767	—	4,000
Stock compensation	623	1,242	—	—	623
Acquisition costs expensed(1)	36	1,619	—	—	1,676
Loss on derivatives and debt(2)	—	1,711	—	—	—
Property sale expenses	—	—	449	—	449
Loss on extinguishment of debt(3)	—	—	—	—	4,162
Severance costs	—	—	157	—	157
Deduct:
Flood insurance proceeds, net of expense(4)	—	—	(1,687)	—	(1,687)
Gain on sale of joint venture	—	(41,189)	—	—	—
Other(5)	—	(85)	—	—	—
Adjusted EBITDA	$17,007	$15,922	$9,981	$10,547	$26,988
Add back:
Corporate operating loss	5,339	6,818	—	—	5,339
Deduct:
Corporate stock compensation	(623)	(1,242)	—	—	(623)
Severance costs	—	(330)	—	—	—
Corporate depreciation and amortization	(13)	(9)	—	—	(13)
Property EBITDA	$21,710	$21,159	$9,981	$10,547	$31,691

Set forth above is a quantitative reconciliation of EBITDA, Adjusted EBITDA and Property EBITDA to the most directly comparable financial performance measure under generally accepted accounting principles (“GAAP”), which is net income. Adjusted EBITDA and Property EBITDA also include the following adjustments:
(1)
  Acquisition costs incurred by us for the year ended December 31, 2013 of $36,000 and $1.6 million for the year ended December 31, 2012 are related to Silver Slipper Casino and potential gaming opportunities in Kentucky. The pro forma acquisition costs of $1.6 million are related to Majestic Mississippi, LLC, consisting of a 2% commission to the investment bankers and attorney fees.

(2)
  We recognized net losses on the interest rate derivative related to our Wells Fargo debt, in addition to a loss of $1.7 million resulting from the write-off of unamortized loan costs related to the extinguishment of the Wells Fargo debt in March 2012.
(3)
  Pro forma loss on extinguishment of debt is related to the pro forma write-off of loan acquisition costs on our First Lien Credit Agreement and Second Lien Credit Agreement, of $3.4 million, as well as the pro forma prepayment penalty on the Second Lien Credit Agreement, of $0.8 million.
(4)
  Business interruption insurance proceeds paid to Majestic Mississippi, LLC due to a flood in May 2011.
(5)
  Other items consist primarily of the non-controlling interest adjustment and non-controlling interest depreciation adjustment for the year ended December 31, 2012.
We present EBITDA, Adjusted EBITDA and Property EBITDA because we believe it assists investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we use EBITDA, Adjusted EBITDA and/or Property EBITDA: (i) as factors in evaluating management’s performance when determining incentive compensation, (ii) to evaluate the effectiveness of our business strategies and (iii) because our credit agreements use measures similar to these items to measure our compliance with certain covenants. EBITDA, Adjusted EBITDA and Property EBITDA have limitations as analytical tools. Some of these limitations are:
•
  they do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•
  they do not reflect changes in, or cash requirements for, our working capital needs;
•
  they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;
•
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA, Adjusted EBITDA and Property EBITDA do not reflect any cash requirements for such replacements;
•
  non-cash compensation is and will remain a key element of our overall long-term incentive compensation package, although we exclude it as an expense when evaluating our ongoing operating performance for a particular period;
•
  they do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and
•
  other companies in our industry may calculate EBITDA, Adjusted EBITDA and Property EBITDA differently than we do, limiting their usefulness as comparative measures.
Because of these limitations, EBITDA, Adjusted EBITDA and Property EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA, Adjusted EBITDA and Property EBITDA only supplementally.

Risk Factors
Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in our common stock. If any of the events highlighted in the following risks actually occurs, our business, results of operations and financial condition would likely suffer. In such an event, the trading price of our common stock would likely decline, and you could lose part or all of your investment in our common stock.
Risks Related to Our Business
Our success depends on our ability to continue to attract patrons and manage our risk and volatility.
Our success depends on our ability to continue to attract patrons, including frequent players and players who make large wagers, drive volume through marketing, offer competitive and diversified wagering products, and manage risk and volatility. Without a sufficiently high volume of wagers, we will not earn sufficient revenues. If we are unable to manage risk and volatility and we experience more losses than anticipated, our results of operations will be harmed. As a result, our revenues and earnings could fluctuate or decline and would be lower than our expectations or those of analysts or investors.
To increase awareness of our casinos, services and brand and attract profitable gaming patrons, we may need to significantly increase marketing expenses.
To successfully execute our business strategy, we must build awareness and understanding of our casinos, including our services and brands. In order to build this awareness, our marketing efforts must succeed and we must provide high-quality products and services. These efforts require us to incur significant expenses for advertising, free play and other marketing initiatives. Some of these initiatives have the effect of reducing our revenues or increasing our expenses. We cannot assure you that our marketing efforts will be successful or that the allocation of funds to these marketing efforts will be the most effective use of those funds.
The gaming industry is highly competitive, which could reduce our revenues or increase our expenses.
Gaming activities include traditional land-based casinos, riverboat and dockside gaming, casino gaming on tribal land, internet gaming, state-sponsored lotteries, video poker in restaurants, bars and hotels, pari-mutuel betting on horse racing, dog racing and jai alai, sports bookmaking, card rooms, and casinos at racetracks. Silver Slipper Casino, Rising Star Casino Resort, Grand Lodge Casino, Stockman’s Casino and the tribal and other casinos that we may be developing and plan to manage or own compete with all these forms of gaming, and will compete with any new forms of gaming that may be legalized in additional jurisdictions, as well as with other types of entertainment. Some of our competitors have more personnel and greater financial or other resources. Competition may cause our revenues to decline or require us to incur additional expenses to attract patrons.
We are leveraged, which could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk and prevent us from meeting our obligations under our indebtedness.
As of December 31, 2013, we had debt under our credit agreements of approximately $57.5 million (inclusive of current maturities) and a capital lease obligation of $7.7 million related to the recently opened 104-room hotel adjacent to Rising Star Casino Resort. In March 2014, we borrowed an additional $2.0 million under our First Lien Credit Agreement to make the deposit of $1.75 million under the Interest Purchase Agreement dated March 21, 2014 to acquire the membership interests of Majestic Mississippi, LLC, with the remaining borrowing retained as working capital. Our debt has financial covenants, including a total leverage ratio and fixed charge coverage ratio, which are impacted by the performance of our operations. If a default were to occur and we were unable to meet our obligations, we would be forced to restructure or refinance our indebtedness or sell additional equity or assets, which we may not be able to do on favorable terms or at all.

In order to acquire the membership interests of Majestic Mississippi, LLC, we expect to replace our existing indebtedness as of March 31, 2014 of approximately $59.5 million (inclusive of current maturities) with new debt financing in the aggregate amount of $125.0 million. This new indebtedness is expected to have financial covenants that may limit our operations. No assurance can be given that we will be successful in obtaining new debt financing.
Our indebtedness could have important consequences for investors, including:
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  it may limit our ability to borrow money, dispose of assets or sell equity to meet our working capital needs, fund capital expenditures and dividend payments, service our debt, or pursue strategic initiatives;
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  it may limit our flexibility in planning for, or reacting to, changes in our operations or business;
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  we may be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;
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  it may make us more vulnerable to downturns in our business or the economy;
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  there would be a material adverse effect on our business, results of operations and financial condition if we were unable to service our indebtedness or obtain additional financing, as needed; and
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  our ability to complete the hotel at Silver Slipper Casino.
Our failure to properly manage our growth effectively could have a material adverse effect upon our business, results of operations and financial condition.
Since 2011, we have acquired two significant properties, Silver Slipper Casino in Mississippi and Rising Star Casino Resort in Indiana, and we entered into a long term lease to lease Grand Lodge Casino at the Hyatt Regency Lake Tahoe Resort, Spa and Casino in Incline Village, Nevada. We recently entered into an Interest Purchase Agreement to acquire the membership interests of Majestic Mississippi, LLC, the owner of Fitz Tunica Casino & Hotel in Tunica, Mississippi. We also recently entered into an exclusivity agreement with Keeneland Association, Inc. to jointly develop and operate instant racing and, if authorized, traditional casino gaming in Kentucky, subject to completion of definitive documents for each opportunity. This growth and any future growth could place significant strain on our existing management team and other personnel, management systems and resources. Significant growth will also require us to improve our financial, accounting and operational systems and controls. Expansion into new geographic areas would further strain our limited managerial, operational and marketing resources. We cannot assure you that we will properly manage our growth effectively, and failure to do so may have a material adverse effect upon our business, results of operations and financial condition.
Acquisitions and developments may not be successful.
As part of our strategy, we may seek to increase growth through acquisitions or developments and any such acquisition or development may be significant. Not only is the identification of good acquisition or development candidates difficult and competitive, but these transactions also involve numerous risks, including the ability to:
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  successfully integrate acquired companies, properties, systems or personnel into our existing business;
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  minimize any potential interruption to our ongoing business;
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  successfully enter markets in which we may have limited or no prior experience;
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  achieve expected synergies and obtain the desired financial or strategic benefits;
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  retain key relationships with employees, customers, partners and suppliers of acquired companies;
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  foresee uncertainty in key assumptions including projected future earnings growth of acquired operations, which could potentially result in impairment of goodwill; and

•
  maintain uniform standards, controls, procedures and policies.
Companies, businesses or operations acquired or developed may not be profitable, may not achieve revenue levels and profitability that justify the investments made or carry other risks associated with such transactions. Future acquisitions or developments could result in the incurrence of indebtedness, the assumption of contingent liabilities, material expense related to certain intangible assets and increased operating expense, which could adversely affect our results of operations and financial condition. We may also pursue such transactions through joint ventures, which could limit our control over operations.
We recently entered into an Interest Purchase Agreement to acquire the membership interests of Majestic Mississippi, LLC, the owner of Fitz Tunica Casino & Hotel in Tunica, Mississippi, for $62.0 million, exclusive of working capital and other adjustments, fees and expenses as of the closing date, which is expected to occur in the third quarter of 2014. We expect to invest an additional $7.0 million after closing for renovations to the property. The acquisition is subject to financing, regulatory approvals and other customary closing conditions. No assurance can be given that the conditions to closing will be satisfied. In connection with this acquisition, we will be required to replace our existing indebtedness as of March 31, 2014 of approximately $59.5 million (inclusive of current maturities) with new debt financing in the aggregate amount of $125.0 million. The terms of the new debt financing may adversely affect our results of operations and financial conditions and limit our ability to further acquire additional gaming properties. Additionally, no assurance can be given that we will be successful in obtaining the contemplated new $125.0 million debt financing.
We, together with Keeneland Association, Inc., are currently pursuing potential gaming opportunities in Kentucky, including the installation of instant racing machines at racetrack properties. However, any such opportunity is dependent on the results of a challenge to the legality of instant racing machines in Kentucky. On February 20, 2014, the Kentucky Supreme Court held, among other matters, that the Kentucky Horse Racing Commission acted in its regulatory authority when it licensed the operation of pari-mutuel wagering on instant racing, also known as historical horse racing, but remanded the matter to the Circuit Court to determine if instant racing constitutes a pari-mutuel form of wagering authorized by Kentucky law. There is no assurance that the outcome of this legal challenge will result in instant racing being found to constitute a pari-mutuel form of wagering.
In addition, to the extent that the economic benefits associated with any of our acquisitions diminish in the future, we may be required to record additional write downs of goodwill, intangible assets or other assets associated with such acquisitions, which could adversely affect our operating results.
Any potential future acquisitions or developments may divert the attention of management and may divert resources from matters that are core or critical to the business.
Our ability to retain our key employees and the ability of certain key employees to devote adequate time to us are critical to the success of our business, and failure to do so may adversely affect our revenues and as a result could have a material adverse effect on our business, results of operations and financial condition.
Our future success depends to a significant degree on the skills, experience and efforts of our senior executives, Andre Hilliou, our Chairman and Chief Executive Officer, Mark J. Miller, our Chief Operating Officer and Deborah Pierce, our Chief Financial Officer. We have entered into employment agreements with each of Mr. Hilliou, Mr. Miller, and Ms. Pierce, which automatically renew for successive terms of two years for Mr. Hilliou and automatically renew for successive terms of one year for Mr. Miller and Ms. Pierce, unless terminated by us or the relevant executive.
The loss of any of our senior executives could adversely affect our operations. In addition, we compete with potential employers for employees, and we may not succeed in hiring and retaining the executives and other employees that we need. An inability to hire quality employees could have a material adverse effect on our business, financial condition and results of operations.
We may require additional capital to meet our financial obligations and support business growth, and this capital might not be available on acceptable terms or at all.
We intend to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to make significant capital improvements at our properties, improve our operating infrastructure or acquire or develop complementary businesses, personnel and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.
The casino, hotel and resort industry is capital intensive and we may not be able to finance expansion and renovation projects, which could put us at a competitive disadvantage.
Our casino and casino/hotel properties have an ongoing need for renovations and other capital improvements to remain competitive, including replacement, from time to time, of furniture, fixtures and equipment. We are currently constructing a 142-room hotel at our Silver Slipper Casino property that is expected to cost approximately $17.7 million to construct. We may also need to make capital expenditures at our casino properties to comply with applicable laws and regulations.
Renovations and other capital improvements of the casino properties require significant capital expenditures. In addition, renovations and capital improvements of the casino properties usually generate little or no cash flow until the projects are completed. We may not be able to fund such projects solely from cash provided from operating activities. Consequently, we may have to rely upon the availability of debt or equity capital to fund renovations and capital improvements, and our ability to carry them out will be limited if we cannot obtain satisfactory debt or equity financing, which will depend on, among other things, market conditions. We cannot assure you that we will be able to obtain additional equity or debt financing or that we will be able to obtain such financing on favorable terms. Our failure to renovate our casino properties may put us at a competitive disadvantage.
Any increase in the price of gasoline may have an adverse impact on the results of our operations.
Many of our customers drive to our properties; therefore, an increase in gasoline prices may adversely impact our operations. Gasoline prices have been volatile in recent years. We cannot assure you that gasoline prices will hold steady or decline, and continued increases may adversely affect our customers’ discretionary income and, ultimately, our revenue.
Our business may be adversely affected by legislation prohibiting tobacco smoking.
Legislation in various forms to ban indoor tobacco smoking has been enacted or introduced in jurisdictions in which we operate. The gaming areas of our properties are not currently subject to tobacco restrictions. While gaming areas have generally been exempted from these restrictions, if additional restrictions on smoking are enacted in jurisdictions in which we operate, we could experience a significant decrease in gaming revenue and particularly, if such restrictions are not applicable to all competitive facilities in that gaming market, our business could be materially adversely affected.
Adverse weather conditions in Indiana, the Sierra Nevada Mountains, the Reno-Lake Tahoe area, and the Gulf Coast could have a material adverse effect on the results of operations and financial condition of our casinos, which could lead to an adverse impact on our results of operation and financial condition.
Adverse winter weather conditions, particularly snowfall, can deter customers of Rising Star Casino Resort and our Northern Nevada casinos from traveling or make it difficult for them to frequent these facilities. If these locations were to experience prolonged adverse winter weather conditions, the results of operations and financial condition of these casinos could also be materially adversely affected, thereby adversely affecting our overall results of operations and financial condition. Adverse tropical storm or hurricane weather conditions, particularly high winds and rainfall in the Gulf Coast can deter customers of

Silver Slipper Casino from travelling and make it difficult for them to frequent Silver Slipper Casino. If the Gulf Coast were to experience tropical storm or hurricane weather conditions, the results of operations could be adversely affected and there could be significant damage to the facility.
Riverboat and dockside facilities are subject to risks relating to weather and must comply with applicable regulations.
We own and operate riverboat and dockside casino facilities at our Rising Star Casino Resort, which are subject to risks in addition to those associated with land-based casinos, including loss of service due to casualty, extended or extraordinary maintenance, flood or other severe weather. Reduced patronage and the loss of a dockside or riverboat casino from service for any period of time could adversely affect our results of operations. Riverboats in Indiana are subject to inspection every year, and the riverboat at Rising Star Casino Resort was inspected in June 2013. The next inspection is anticipated to occur in June 2014.
From May 1 to May 27, 2011, Fitz Tunica Casino & Hotel was closed due to flooding of the Mississippi River.
The concentration and evolution of the slot machine industry could impose additional costs on us.
A majority of our revenues are attributable to slot machines at our casinos. It is important, for competitive reasons, that we offer the most popular and up-to-date slot machine games, with the latest technology to our customers.
In recent years, slot machine manufacturers have frequently refused to sell slot machines featuring the most popular games, instead requiring participating lease arrangements. Generally, a participating lease is substantially more expensive over the long-term than the cost to purchase a new slot machine.
For competitive reasons, we may be forced to purchase new slot machines, slot machine systems, or enter into participating lease arrangements that are more expensive than our current costs associated with the continued operation of our existing slot machines. If the newer slot machines do not result in sufficient incremental revenues to offset the increased investment and participating lease costs, it could adversely affect our profitability.
We may experience construction delays and cost overruns in connection with constructing a hotel at Silver Slipper Casino or during other expansion or development projects that could adversely affect our operations.
A hotel at Silver Slipper Casino is currently under construction. In addition, from time to time we may commence other construction projects at our properties. We also evaluate other expansion opportunities as they become available and we may in the future engage in additional construction projects. Construction projects entail significant risks, which can substantially increase costs or delay completion of a project. Such risks include shortages of materials or skilled labor, unforeseen engineering, environmental or geological problems, work stoppages, weather interference and unanticipated cost increases. Most of these factors are beyond our control. In addition, difficulties or delays in obtaining any of the requisite licenses, permits or authorizations from regulatory authorities can increase the cost or delay the completion of an expansion or development. Significant budget overruns or delays with respect to expansion and development projects could adversely affect our results of operations.
We are or may become involved in legal proceedings, that, if adversely adjudicated or settled, could impact our financial condition.
From time to time, we are defendants in various lawsuits and gaming regulatory proceedings relating to matters incidental to our business. As with all litigation, no assurance can be provided as to the outcome of these matters and, in general, litigation can be expensive and time consuming. We may not be successful in the defense or prosecution of our current or future legal proceedings, which could result in settlements or damages that could significantly impact our business, financial condition and results or operations.
Risks Related to Our Industry
We are subject to extensive governmental regulation, the enforcement of which could adversely impact our business, results of operation and financial condition.
The operation of gaming properties is subject to extensive federal, state, local and foreign regulations and taxes. The jurisdictions in which we operate or intend to operate require licenses, permits,

documentation of qualification, including evidence of financial stability, and other forms of approval of us and our officers, directors, major stockholders and key employees, along with our products. Licenses, approvals or findings of suitability may be revoked, suspended, limited or conditioned. We cannot assure you that we will be able to obtain or maintain all necessary registrations, licenses, permits or approvals, that the licensing process will not result in delays or adversely affect our operations and our ability to maintain key personnel, or that complying with these regulations will not significantly increase our costs.
We have not yet obtained gaming licenses to operate Fitz Tunica Casino & Hotel from the Mississippi Gaming Commission. Although we are already licensed in the State of Mississippi to operate Silver Slipper Casino, no assurance can be given that we will obtain the necessary licenses to operate Fitz Tunica Casino & Hotel.
The Indiana, Mississippi and Nevada gaming laws and regulations require us to obtain approval from the gaming regulators for our gaming operations. The regulations also require that we and our officers, directors, major stockholders and key employees obtain and maintain additional licenses, permits or other forms of approvals. If we are unable to obtain or maintain approval of our operations as required by the regulations, or if we or the individuals with whom we are associated are unable to obtain or maintain approvals, licenses or permits required by the regulations, we will be unable to continue some or all of our operations.
In addition, we are subject to anti-money laundering rules arising under federal law and related Indiana, Mississippi and Nevada law and regulations concerning transactions with players, including requirements to record and submit detailed reports to the federal government of currency transactions involving greater than $10,000 at our operations, as well as certain suspicious financial activity that may occur in our gaming operations.
Compliance with regulatory investigations and approval requirements may impose substantial costs on our business and disrupt our operations.
The gaming authorities in certain jurisdictions may investigate companies or individuals who have a material relationship with us or our equity holders to determine whether the selected individual or stockholder is acceptable to the gaming authorities. While any such investigated company, individual or stockholder is obligated to pay the costs of the investigation, such an investigation will be time consuming and may be disruptive to our operations. Failure of companies, individuals or stockholders to cooperate with any such investigation could negatively impact our ability to obtain or maintain our licenses.
Some jurisdictions require gaming licensees to obtain government approval before engaging in certain transactions, such as business combinations, reorganizations, borrowings, stock offerings and share repurchases. Obtaining such pre-approvals can also be time consuming and costly.
We are under continuous scrutiny by the applicable regulatory authorities. Our failure to obtain or maintain regulatory approval in any jurisdiction may prevent us from obtaining or maintaining regulatory approval in other jurisdictions. The failure to maintain a license in a single jurisdiction or a denial of a license by any new jurisdiction may cause a negative “domino effect” in which the loss of a license in one jurisdiction could lead to regulatory investigation and possible loss of a license or other disciplinary action in other jurisdictions.
A decline in the popularity of gaming or the purchasing power of our customers could reduce the number of customers at our properties, which would adversely affect our business.
Our business depends on consumer demand for gaming. Gaming is a discretionary leisure activity, and participation in discretionary leisure activities has in the past, and may in the future, decline during economic downturns because consumers have less disposable income. Gaming activity may also decline based on changes in consumer confidence related to general economic conditions or outlook, fears of war, future acts of terrorism, or other factors. A reduction in tourism could also result in a decline in gaming activity. Finally, a legislature or regulatory authority may prohibit all or some gaming activities in its jurisdiction. A decline in gaming activity as a result of these or any other factors could have a material adverse effect upon our business, results of operations and financial condition.

Changes in consumer preferences could also harm our business. Gaming competes with other leisure activities as a form of consumer entertainment, and may lose popularity as new leisure activities arise or as other leisure activities become more popular. In addition, gaming in traditional gaming establishments may compete with internet-based gaming products, when and if legalized. To the extent that the popularity of gaming in traditional gaming establishments declines as a result of these factors, our business may be adversely affected.
Continued weakness in the United States and global economy may adversely affect consumer spending and tourism trends.
Discretionary consumer spending has been adversely affected by continued economic weakness in the United States and worldwide. Consumers are traveling less and spending less when they do travel. Likewise, corporate spending on conventions and business development is being significantly curtailed as businesses cut their budgets. Since our business model relies on significant expenditure on discretionary items, continuation or deepening of the weak economic conditions will further adversely affect our operations. Adverse conditions in the local, regional, national and global markets would have a material adverse effect upon our business, results of operations and financial condition. In particular, we have seen slow or declining growth in some of our markets.
Acts of terrorism and war, natural disasters and severe weather may negatively impact our future profits.
Terrorist attacks and other acts of war or hostility have created many economic and political uncertainties. We cannot predict the extent to which terrorism, security alerts or war, popular uprisings or hostilities throughout the world will directly or indirectly impact our business, results of operations and financial condition. As a consequence of the threat of terrorist attacks and other acts of war or hostility in the future, premiums for a variety of insurance products have increased, and some types of insurance are no longer available.
In addition, natural and man-made disasters such as major fires, floods, hurricanes, earthquakes and oil spills could also adversely impact our business. Fitz Tunica Casino & Hotel was closed from May 1 to May 27, 2011 due to flooding of the Mississippi River. As our business depends in part on our customers’ ability to travel, severe or inclement weather would have a material adverse effect upon our business, results of operations and financial condition.
Work stoppages, organizing drives and other labor problems could negatively impact our future profits.
Labor unions are making a concerted effort to recruit more employees in the gaming industry. In addition, organized labor may benefit from new legislation or legal interpretations by the current presidential administration. We cannot provide any assurance that we will not experience additional or more successful union activity in the future.
Additionally, lengthy strikes or other work stoppages at any of our casino properties or construction projects could have an adverse effect on our business and result of operations.
Risks Related to This Offering
We do not expect to pay any cash dividends for the foreseeable future. Accordingly, investors in this offering may never obtain a return on their investment.
You should not rely on an investment in our common stock to provide dividend income. Our ability to pay dividends is prohibited by our credit agreements, and we do not anticipate that we will pay any cash dividends to holders of our common stock in the foreseeable future. Instead, we plan to retain any earnings for use in our business operations, debt reduction and growth initiatives.
We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.
The net proceeds from the sale of shares by us in this offering may be used for general corporate purposes, including paying down existing indebtedness and working capital. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, technologies or other assets. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds to us from this offering may be invested with a view towards long-term benefits for our stockholders, and this may not increase our operating results or the market value of our common stock. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.
An active, liquid trading market for our common stock may not develop or be sustained.
We completed our initial public offering in 1993. Given the relatively limited public float since that time, trading in our common stock has been limited and, at times, volatile. An active trading market for our common stock may not develop or be sustained, and the trading price of our common stock may fluctuate substantially.
If we are unable to implement and maintain effective internal controls over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected.
If we are unable to maintain adequate internal controls over financial reporting in the future, investor confidence in the accuracy of our financial reports may be impacted or the market price of our common stock could be negatively impacted. Our internal controls could be affected by personnel changes or information technology issues, many of which are out of our control.
In addition, as long as we qualify as a “smaller reporting company”, we will not be subject to the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. We will qualify as a smaller reporting company as long as the market value of our public float does not exceed $75 million as of the last day of our second fiscal quarter in any fiscal year. We would be required to include the auditor’s attestation on the effectiveness of our internal controls in our Form 10-K for the fiscal year in which we no longer qualify as a smaller reporting company.

Special Note Regarding Forward-Looking Statements
Certain statements made in this prospectus constitute forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “potential,” “intend” or similar expressions. These statements include, among others, statements regarding our expected business outlook, anticipated financial and operating results, business strategy and means to implement the strategy, the amount and timing of capital expenditures, the likelihood of our success in building our business, financing plans, budgets, working capital needs and sources of liquidity. We believe it is important to communicate our expectations to our stockholders. However, there may be events in the future that we are not able to predict accurately or over which we have no control.
Forward-looking statements, estimates and projections are based on management’s beliefs and assumptions, are not guarantees of performance and may prove to be inaccurate. Forward-looking statements also involve risks and uncertainties that could cause actual results to differ materially from those contained in any forward-looking statement and which may have a material adverse effect on our business, financial condition, results of operations and liquidity. A number of important factors could cause actual results or events to differ materially from those indicated by forward-looking statements. These risks and uncertainties include, but are not limited to, those factors listed in this prospectus under “Risk Factors” and the following factors:
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  our growth strategies;
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  our potential acquisitions and investments;
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  successful integration of acquisitions;
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  risks related to development and construction activities;
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  anticipated trends in the gaming industries;
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  patron demographics;
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  general market and economic conditions, including but not limited to, the effects of local and national economic, housing and energy conditions on the economy in general and on the gaming and lodging industries in particular;
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  access to capital and credit, including our ability to finance future business requirements;
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  our dependence on key personnel;
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  the availability of adequate levels of insurance;
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  changes in federal, state, and local laws and regulations, including environmental and gaming license or legislation and regulations;
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  ability to obtain and maintain gaming and other governmental licenses;
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  regulatory approvals;
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  impact of weather;
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  competitive environment, including increased competition in our target market areas;
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  increases in the effective rate of taxation at any of our properties or at the corporate level; and
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  risks, uncertainties and other factors described from time to time in this and our other SEC filings and reports.
You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual future results to differ materially from those projected or contemplated in the forward-looking statements.

All forward-looking statements included herein attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. You should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this prospectus could have a material adverse effect on us.

Use of Proceeds
We estimate that we will receive approximately $_________ million in net proceeds from the sale of our common stock in this offering, or approximately $_________ million if the underwriter’s option to purchase additional shares is exercised in full, at an assumed public offering price of $______ per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
Concurrent with this offering, we are working with potential lenders to obtain a binding commitment for $125.0 million in new debt financing, which along with the net proceeds of this offering will provide the funds for the purchase of the membership interests of Majestic Mississippi, LLC, the owner of Fitz Tunica Casino & Hotel in Tunica, Mississippi. However, because we have not yet obtained a commitment for the $125.0 million debt financing, the terms of the anticipated new debt financing are not yet known. We anticipate that the new debt financing will contain customary covenants and representations, including a provision that the financing will be secured by our assets.
We intend to use the net proceeds of this offering together with new debt financing in the aggregate amount of $125.0 million to (a) repay debt outstanding under our existing first lien credit agreement with Capital One Bank, N.A. (“First Lien Credit Agreement”) and our existing second lien credit agreement with ABC Funding, LLC (“Second Lien Credit Agreement”) in the approximate aggregate amount of $59.5 million as of March 31, 2014, (b) provide funds for the purchase of the membership interests of Majestic Mississippi, LLC in the amount of $62.0 million (less the deposit of $1.75 million), (c) pay estimated financing fees, prepayment premiums and acquisition costs of $6.8 million and (c) provide approximately $36.2 million in remaining funds to be available for future working capital expenditures and development opportunities, including $10.0 million for the completion of the 142-room hotel at the Silver Slipper Casino, $7.0 million in renovations at the Fitz Tunica Casino & Hotel after acquisition of the membership interests of Majestic Mississippi, LLC, and $10.0 million will be reserved for the development of a racetrack and related gaming facilities near Corbin, Kentucky and any future development expenses in Kentucky. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for any remaining net proceeds to us from this offering. In addition, the amount and timing of what we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in “Risk Factors.” Accordingly, our management will have discretion and flexibility in applying the net proceeds of this offering. If following the sale of our common stock in this offering we fail to close on the contemplated $125.0 million debt financing, we will have until June 19, 2014 to pursue additional lenders and financings, enter into discussions with The Majestic Star Casino, LLC to extend the closing of the purchase of the membership interests, or terminate the transaction and not proceed with the purchase of the membership interests of Majestic Mississippi, LLC. We will, however, continue to pursue our expansion opportunities in Kentucky.
Our credit agreements currently consist of (a) the First Lien Credit Agreement, which provides for a $47.5 million term loan inclusive of a $10.0 million undrawn tranche as of December 31, 2013 and a $5.0 million revolving loan, and (b) the Second Lien Credit Agreement, which provides for a $20.0 million term loan. As of December 31, 2013, we had an aggregate of $57.5 million of indebtedness outstanding under our credit agreements. On March 24, 2014, we borrowed an additional $2.0 million on our revolving loan under our First Lien Credit Agreement to fund the $1.75 million deposit under the Interest Purchase Agreement to acquire the membership interests of Majestic Mississippi, LLC, with the remaining amount drawn of $250,000 used for general working capital.
During the year ended December 31, 2012, we prepaid, at our discretion, the principal payment of $1.3 million due April 1, 2013 on the First Lien Credit Agreement, in order to reduce interest costs. As a practice, we consistently prepaid our quarterly payments before their due dates in 2013, and during the year ended December 31, 2013, we prepaid, at our discretion, the sum of $8.8 million in quarterly principal payments, which were due through July 1, 2015. The next scheduled principal payment is due October 1, 2015. We intend to repay $59.5 million outstanding as of March 31, 2014 under our current credit agreements with a combination of the net proceeds of this offering and the contemplated new $125.0 million debt financing. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Banking Relationships” and “— Recent Developments.”

Capitalization
The following table sets forth our consolidated capitalization as of December 31, 2013 on:
•
  an actual basis;
•
  as adjusted basis to give further effect to the sale by us of ________ shares of our common stock in this offering at an offering price of $____ per share, assuming that the underwriters have not exercised their option to purchase additional shares; and
•
  as adjusted basis to give effect to the funding under the contemplated new $125.0 million debt financing.
This table should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	December 31, 2013
	(In thousands)
	Actual	As Adjusted
	(audited)
Cash and cash equivalents	$14,936	$
Indebtedness under our credit agreements(1)	$57,500
Capital lease(1)	7,719
Stockholders’ equity:
Common stock, par value $0.0001 per share: 100,000,000 shares authorized: 20,107,276 shares issued and 18,750,681 shares outstanding(2); ___________ shares issued, as adjusted	2
Additional paid-in capital	45,350
Treasury stock, 1,356,595 common shares	(1,654)
Retained earnings	34,116
Total stockholders’ equity	77,814
Total capitalization	$143,033	$

(1)
  Inclusive of current maturities.
(2)
  Excludes the following:
•
  1,356,595 shares of common stock held as treasury stock.
•
  137,000 shares of common stock available for future issuance under our Amended and Restated 2006 Incentive Compensation Plan as of December 31, 2013. On January 1, 2014, we granted a total of 120,000 shares of restricted stock to two executives under our Amended and Restated 2006 Incentive Compensation Plan. Therefore, as of January 1, 2014, 17,000 shares of common stock remain available for future issuance under our Amended and Restated 2006 Incentive Compensation Plan.

Unaudited Pro Forma Financial Information
The following unaudited pro forma balance sheet data as of December 31, 2013 and pro forma statement of operations data for the year ended December 31, 2013 have been derived from our audited consolidated financial statements and Majestic Mississippi, LLC’s audited financial statements included elsewhere in this prospectus. The pro forma statement of operations has been prepared to give pro forma effect to the possible acquisition of the membership interests of Majestic Mississippi, LLC, the owner of Fitz Tunica Casino & Hotel, as if the acquisition occurred January 1, 2013, and the pro forma balance sheet has been prepared to give pro forma effect to the combined balance sheet data of us and Majestic Mississippi, LLC on December 31, 2013.
The unaudited pro forma balance sheets and pro forma statements of operations were derived by adjusting our audited financial statements and the audited financial statements of Majestic Mississippi, LLC. The adjustments are based on currently available information and, therefore, the actual adjustments may differ from the pro forma adjustments. We will account for the acquisition of Majestic Mississippi, LLC in accordance with ASC 805 Business Combinations. The pro forma balance sheets and the pro forma statements of operations were derived using the preliminary fair value of the assets and liabilities to be acquired in the acquisition of Majestic Mississippi, LLC. These fair values are subject to change as we complete the fair value determination process.
The unaudited pro forma balance sheet data as of December 31, 2013 and pro forma statement of operations data for the year ended December 31, 2013 have been adjusted to include transactions directly attributable to the acquisition of Majestic Mississippi, LLC, including:
•
  To record the acquisition of Majestic Mississippi, LLC based on our estimated allocation of the purchase price of $62.0 million, inclusive of working capital, property, equipment and improvements, intangible assets, goodwill and property cash and fees.
•
  To record the incurrence of additional indebtedness, the issuance of additional shares of common stock in this offering, and the repayment of existing debt.
•
  To record anticipated interest expense resulting from new indebtedness in connection with debt financing and record a loss on extinguishment of debt, related to the write-off of existing loan fees and prepayment premiums on existing debt.
•
  Elimination of Majestic Mississippi, LLC interest expense recorded in the year ended December 31, 2013.
•
  Adjust income tax.
•
  Reclassify to conform to our presentation.

PRO FORMA BALANCE SHEETS
As of December 31, 2013
(in thousands)

	Full House Resorts, Inc.	Majestic Mississippi, LLC	Pro Forma Adjustments		Pro Forma (unaudited)
ASSETS
Current assets
Cash and equivalents	$14,936	$7,619	$4,067	(1)(2)(3)(6)	$26,622
Accounts receivable, net of allowance for doubtful accounts	1,869	288	—		2,157
Prepaid expenses	6,288	688	(321	)(1)	6,655
Deposits and other	726	420	—		1,146
	23,819	9,015	3,746		36,580
Property and equipment, net of accumulated depreciation	91,168	34,763	—		125,931
Other long-term assets
Goodwill	18,127	14,644	1,850	(1)	34,621
Intangible assets, net of accumulated amortization	15,533	10,377	(300	)(1)	25,610
Long-term deposits	761	—	—		761
Loan fees, net of accumulated amortization	3,558	—	988	(3)(4)(5)	4,546
Deferred tax asset	1,321	—	—		1,321
Other long term assets	—	366	—		366
	$154,287	$69,165	$6,284		$229,736
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$2,661	$560	$—		$3,221
Accrued player club points and progressive jackpots	1,999	1,760	—		3,759
Accrued payroll and related	3,276	2,219	—		5,495
Other accrued expenses	3,139	2,523	(811	)(1)	4,851
Deferred tax liability	66	—	—		66
Current portion of long term debt	—	150	(150	)(1)	—
Current portion of capital lease obligation	736	—	—		736
	11,877	7,212	(961)		18,128
Long-term debt, net of current portion	57,500	—	42,500	(3)	100,000
Deferred tax liability	113	—	—		113
Capital lease obligation, net of current portion	6,983	—	—		6,983
	76,473	7,212	41,539		125,224
Stockholders’ equity
Common stock	2	—	1	(2)	3
Additional paid-in capital	45,350	—	32,499	(2)	77,849
Treasury stock, 1,356,595 common shares	(1,654)	—	—		(1,654)
Retained earnings	34,116	—	(5,802	)(1)	28,314
Member’s equity	—	61,953	(61,953)		—
	$154,287	$69,165	$6,284		$229,736

See notes to pro forma financial statements.

PRO FORMA STATEMENTS OF OPERATIONS
For the Twelve Months Ended December 31, 2013
(in thousands)

	Full House Resorts, Inc.	Majestic Mississippi, LLC	Pro Forma Adjustments		Pro Forma (unaudited)
Revenues
Casino	$131,581	$57,246	$—		$188,827
Food and beverage	7,967	12,176	(11,142	)(9)	9,001
Hotel	582	5,322	(3,358	)(9)	2,546
Management fees	1,678	—	—		1,678
Other operations	2,919	3,477	(486	)(9)	5,910
	144,727	78,221	(14,986)		207,962
Less: promotional allowances	—	(14,986)	14,986	(9)	—
Net operating revenues	144,727	63,235	—		207,962
Operating costs and expenses
Casino	67,779	30,996	(12,459	)(9)	86,316
Food and beverage	7,847	1,633	9,262	(9)	18,742
Hotel	656	785	2,792	(9)	4,233
Other operations	5,056	136	405	(9)	5,597
Project development and acquisition costs	67	—	1,640	(3)	1,707
Selling, general and administrative	46,974	18,504	—		65,478
Depreciation and amortization	9,388	3,858	—		13,246
	137,767	55,912	1,640		195,319
Operating losses
Impairment loss	(4,000)	(16,767)	16,767	(7)	(4,000)
Operating income	2,960	(9,444)	15,127		8,643
Other income (expense)
Interest expense	(7,268)	(38)	1,560	(5)(6)	(5,746)
Other (expense) income, net	(15)	5	—		(10)
Unrealized loss	—	(119)	—		(119)
Loss on extinguishment of debt	—	—	(4,162	)(3)(4)	(4,162)
Loss before income taxes	(4,323)	(9,596)	12,525		(1,394)
Income taxes	(361)	—	1,298	(8)	937
Net loss	$(3,962)	$(9,596)	$11,227		$(2,331)
Net loss per common share	$(0.21)				$(0.07)
Weighted-average number of common shares outstanding	18,740,162				32,740,162

See notes to pro forma financial statements.

NOTES TO PRO FORMA FINANCIAL STATEMENTS
(UNAUDITED)
1.
  To record the acquisition of the membership interests of Majestic Mississippi, LLC based on our estimated allocation of the $62.0 million purchase price, inclusive of working capital, property, equipment and improvements, intangible assets, goodwill and property cash and fees. The fair value of the property, plant and equipment of Majestic Mississippi, LLC as of December 31, 2013 was reduced to approximately $34.8 million, and an impairment of intangible assets of $16.8 million was recorded on the financial statements of Majestic Mississippi, LLC to reflect the fair value purchase price. Therefore no further adjustment to fair value is included in this pro forma, although actual adjustments may differ from the pro forma adjustments. The purchase includes property, equipment and improvements, intangible assets and net working capital of $0.03 million
2.
  To record $32.5 million of estimated net proceeds from equity financing, after estimated offering costs of $2.5 million, assuming the sale of 16,746,412 shares at an estimated price of $2.09 per share. For any $0.25 change in the price per share, estimated proceeds would change by $3.5 million. In that case, we may choose to issue more or less shares to maintain or change our total gross proceeds.
3.
  To record $35.7 million of estimated net proceeds from debt financing, assuming we draw $100.0 million of new debt and repay $57.5 million of existing debt, and capitalize an estimated $4.4 million of loan fees, record $1.6 million of estimated project development costs and $0.8 million in penalties as loss on extinguishment of debt, related to the early repayment of the Second Lien Credit Agreement.
4.
  To record write-off of approximately $3.4 million of existing loan fees on the First Lien Credit Agreement and Second Lien Credit Agreement and record a loss on extinguishment of debt.
5.
  To amortize approximately $4.4 million of loan fees, related to the estimated five-year term of the anticipated new $125.0 million debt financing.
6.
  To eliminate historical interest expense and record approximately $4.9 million of interest expense related to the anticipated new $125.0 million debt financing.
7.
  To reverse the Majestic Mississippi, LLC $16.8 million impairment loss related to the adjustment of the assets to the $62.0 million purchase price.
8.
  To record the pro forma federal income tax expense at 34.0%, Mississippi state income tax expense at 5.0% and Mississippi franchise taxes for the twelve months ended December 31, 2013. The tax calculations also include state income tax expense for other applicable states, which are consolidated with our operations.
9.
  To reclassify Majestic Mississippi, LLC information to conform to our presentation.

Price Range of Common Stock and Dividends
Price Range of Our Common Stock
Our common stock traded on the NYSE Amex under the symbol “FLL” until February 12, 2013. On February 13, 2013, our common stock commenced trading on the NASDAQ Capital Market under the symbol “FLL”. Set forth below are the high and low sales prices of our common stock as reported on the NYSE Amex until February 12, 2013 and the NASDAQ Capital Market for the periods thereafter.

	High	Low
Year Ending December 31, 2014
First Quarter	$2.79	$1.92
Second Quarter (through April 3, 2014)	2.22	2.09
Year Ended December 31, 2013
First Quarter	$3.58	$2.75
Second Quarter	3.32	2.58
Third Quarter	3.05	2.61
Fourth Quarter	3.03	2.70
Year Ended December 31, 2012
First Quarter	$3.59	$2.45
Second Quarter	3.15	2.76
Third Quarter	4.00	2.60
Fourth Quarter	3.82	2.73

As of April 3, 2014, we had 107 registered holders of record of our common stock. We believe that there are over 1,200 beneficial owners.
Dividend Policy
We have not paid any dividends on our common stock to date. The payment of dividends in the future will be contingent upon the terms of our indebtedness, and our revenues and earnings, if any, capital requirements, growth opportunities and general financial condition. It is the present intention of our Board of Directors to retain all earnings, if any, for use in our business operations, debt reduction and growth initiatives and, accordingly, our Board of Directors does not anticipate paying any dividends in the foreseeable future.

Selected Financial Data
The following selected consolidated historical financial information as of December 31, 2013 and 2012 and for the years then ended was derived from our audited consolidated financial statements included in this prospectus. The following selected historical financial information of Majestic Mississippi, LLC as of and for the year ended December 31, 2013 and the year ended December 31, 2012 was derived from the audited financial statements included in this prospectus. The pro forma combined statement of operations data for the year ended December 31, 2013 presents the combined results, after adjustments, of us and Majestic Mississippi, LLC, as if the acquisition of the membership interests had occurred on January 1, 2013, and the pro forma combined balance sheet data as of December 31, 2013 presents the combined balance sheet data, after adjustments, of us and Majestic Mississippi, LLC on December 31, 2013.
This information should be read together with “Unaudited Pro Forma Financial Information”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our consolidated financial statements and the notes thereto included elsewhere in this prospectus, and Majestic Mississippi, LLC’s financial statements and the notes thereto included elsewhere in this prospectus.

	Full House Resorts, Inc.(1)		Majestic Mississippi, LLC(2)		Pro forma Combined
	As of December 31, 2013	As of December 31, 2012	As of December 31, 2013	As of December 31, 2012	As of December 31, 2013 (Unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$14,936	$20,603	$7,619	$7,735	$26,622
Total assets	154,287	162,725	69,165	102,187	229,736
Current liabilities	11,877	15,332	7,212	9,288	18,128
Retained earnings	34,116	38,078	61,953	92,900	28,314
Total stockholders’ equity	77,814	81,133	61,953	92,900	104,512

	Full House Resorts, Inc.(1)		Majestic Mississippi, LLC(2)		Pro forma Combined
	Year Ended December 31, 2013	Year Ended December 31, 2012(3)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2013 (Unaudited)
	(in thousands, except per share data)
Statement of Operations Data(4):
Revenues	$144,727	$128,760	$63,235	$67,755	$207,962
Operating income (loss)(4)(5)(6)	2,960	49,638	(9,444)	7,043	8,643
Net (loss) income	(3,962)	27,834	(9,596)	7,001	(2,331)
Basic per share (loss) income(5)	$(0.21)	$1.49	$—	$—	$(0.07)

(1)
  Full House Resorts, Inc. consolidated.
(2)
  Majestic Mississippi, LLC operations. On March 21, 2014, we entered into an Interest Purchase Agreement with The Majestic Star Casino, LLC for the purchase of all the outstanding membership interests of Majestic Mississippi, LLC, the owner of Fitz Tunica Casino & Hotel in Tunica, Mississippi.
(3)
  Our results of operations for 2012 include a pre-tax gain of $41.2 million on the sale of the management rights and management agreement for the FireKeepers Casino to the FireKeepers Development Authority in March 2012.
(4)
  Our results of operations for 2013 and 2012 may not be comparable. We sold the management rights and management agreement for the FireKeepers Casino in March 2012 and acquired Silver Slipper Casino in October 2012.

(5)
  Excluding our $4.0 million goodwill impairment charge recognized in September 2013, net of tax effect, our net loss would have been $1.4 million and loss per share would have been $0.07 for the year ended December 31, 2013. For the years summarized for our results of operations, there were no common equivalent shares that would have been dilutive and, therefore, the calculations for basic and diluted per share (loss) income are equal.
(6)
  Majestic Mississippi, LLC’s results of operations for 2013 and 2012 are not comparable, due to a $15.3 million goodwill impairment loss and $1.5 million trade name impairment loss incurred in 2013. The goodwill and trade name were written down to reflect the purchase price of $62.0 million for the purchase by us of the membership interests of Majestic Mississippi, LLC. The pro forma combined statements of operations data presents the combined results, after adjustments, as if the acquisition of the membership interests of Majestic Mississippi, LLC had occurred on January 1, 2013 at the purchase price of $62.0 million as per the Interest Purchase Agreement. Therefore, the goodwill impairment loss and the trade name impairment loss were adjusted to zero in the pro forma combined data.

Management’s Discussion and Analysis of Financial Condition and
Results of Operations
The following is a discussion and analysis of our results of operations, financial condition, and liquidity and capital resources for the fiscal years ended December 31, 2013 and 2012, including our consolidated subsidiaries. Some of the information contained in this discussion includes forward-looking statements that involve risks and uncertainties. You should review “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in, or implied by, such forward-looking statements.
Overview
We are a leading multi-jurisdictional developer, owner and operator of gaming-related enterprises in regional markets. We have successfully transitioned from a gaming management company to a company with operations that consist primarily of owned casino properties. The repositioning of our business plan is highlighted by the acquisition of Rising Star Casino Resort and the lease of Grand Lodge Casino in 2011 and the acquisition of Silver Slipper Casino and the sale of the management agreement for the FireKeepers Casino in 2012. We actively explore, individually and with partners, new gaming-related opportunities with a focus on acquiring and developing casino properties.
We currently own three casino properties, lease one casino property and we have one management contract to manage a group of related casino properties. These properties are located in four distinct regions of the United States — the Gulf Coast, the Midwest, Northern Nevada and the Southwest.
On March 30, 2012, we entered into a Membership Interest Purchase Agreement with Silver Slipper Casino Venture LLC to acquire all of the outstanding membership interest of the entity operating Silver Slipper Casino in Bay St. Louis, Mississippi. The purchase was closed on October 1, 2012, for a price of approximately $69.3 million exclusive of cash and working capital in the amount of $6.4 million and $2.9 million, respectively. We entered into the First Lien Credit Agreement on June 29, 2012 and the Second Lien Credit Agreement on October 1, 2012, as discussed in Note 8 to our consolidated financial statements included in this prospectus, and we used the debt to fund the Silver Slipper Casino purchase price.
On April 1, 2011, we acquired all of the operating assets of Grand Victoria Casino & Resort, L.P. through Gaming Entertainment (Indiana) LLC, our wholly-owned subsidiary. In August 2011, the property was renamed Rising Star Casino Resort. In May 2011, we entered into a three-year agreement with the Pueblo of Pojoaque, which has been approved by the National Indian Gaming Commission as a management contract, to advise on the operations of Buffalo Thunder Casino and Resort in Santa Fe, New Mexico, along with the Pueblo’s Cities of Gold and other gaming facilities which in aggregate have approximately 1,200 slot machines, 18 tables games (including poker) and a simulcast area. Our management and related agreements with Buffalo Thunder Casino and Resort became effective on September 23, 2011. As of September 1, 2011, we own the operating assets of Grand Lodge Casino, and have a lease terminating August 31, 2018 with Hyatt Equities, L.L.C. for the casino space in the Hyatt Regency Lake Tahoe Resort, Spa and Casino in Incline Village, Nevada on the north shore of Lake Tahoe.
Until March 30, 2012, we owned 50% of Gaming Entertainment (Michigan) (“GEM”), a joint venture with RAM Entertainment, LLC, a privately-held investment company, where we were the primary beneficiary and, therefore, we included GEM in our consolidated financial statements. On February 17, 2012, we and RAM signed a letter of intent with the FireKeepers Development Authority to propose terms of a potential sale of GEM and its management rights and responsibilities under the current management agreement and allow the FireKeepers casino to become self-managed by the FireKeepers Development Authority, in return for $97.5 million. The sale closed on March 30, 2012 and effectively terminated the existing management agreement, which was scheduled to run through August 2016. We also received a $1.2 million wind-up fee equivalent to what our management fee would have been for the month of April 2012.
We conduct gaming operations in four gaming jurisdictions and are subject to regulatory oversight in each of those jurisdictions. Accordingly, we are required to submit regular reports to the gaming authorities in each jurisdiction regarding our operations and from time to time make applications regarding our operations, including financial arrangements entered into by us, and obtaining gaming licenses or findings of suitability of key personnel working at our properties. Such reporting and applications may affect our abilities to obtain financings or loans for our existing operations or expansion opportunities. We believe that we and our operations are in material compliance with all such gaming regulations.
Critical Accounting Estimates and Policies
Use of Estimates
We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. Certain of our accounting policies require that we apply significant judgment in defining the appropriate assumptions for calculating financial estimates. The significant accounting estimates inherent in the preparation of our financial statements primarily include our valuation of goodwill and purchase price allocations made in connection with our acquisitions, the estimated useful lives assigned to our depreciable and amortizable assets, asset impairment, bad debt expense, our opinion of collectability of receivables and fair value estimates related to valuation of receivables. Other accounting estimates include management’s proper calculation of payroll liabilities such as paid time off, medical benefits, bonus accruals and other liabilities including slot club points and tax liabilities.
Various assumptions, principally affecting the timing and other factors, underlie the determination of some of these significant estimates. The process of determining significant estimates is fact-and project-specific and takes into account factors such as historical experience and current and expected legal, regulatory and economic conditions. We regularly evaluate these estimates and assumptions, particularly in areas, if any, where changes in such estimates and assumptions could have a material impact on our results of operations, financial position and, generally to a lesser extent, cash flows. Where recoverability of these assets or planned investments are contingent upon the successful development and management of a project, we evaluate the likelihood that the project will be completed, the prospective market dynamics and how the proposed facilities should compete in that setting in order to forecast future cash flows necessary to recover the recorded value of the assets or planned investment. We review our conclusions as warranted by changing conditions. By their nature, these judgments are subject to an inherent degree of uncertainty. Our judgments are based on our historical experience, terms of existing contracts, observance of trends in the gaming industry and information available from other outside sources. There can be no assurance that actual results will not differ from our estimates.
Our significant accounting policies and basis of presentation are discussed below, as well as where appropriate in this discussion and analysis and in the notes to our consolidated financial statements. Although our financial statements necessarily make use of certain accounting estimates made by management, except as discussed in the following paragraphs, we believe that no matters that are the subject of such estimates are so highly uncertain or susceptible to change as to present a significant risk of a material impact on our financial condition or operating performance.
Property and Equipment
We define a fixed asset as a unit of property that: (a) has an economic useful life that extends beyond 12 months; and (b) was acquired or produced for a cost greater than $2,500 for a single asset, or greater than $5,000 for a group of assets acquired or produced for a specific capital project. See Note 6 and Note 7 to our consolidated financial statements included in this prospectus. Fixed assets are capitalized and depreciated for book and tax purposes. Fixed assets acquired or produced for a cost less than $2,500, our minimum threshold amount for capitalization, are reflected as an expense in our financial statements.
Fixed assets are recorded at historical cost as of the date acquired and depreciated beginning on the date the fixed asset is placed in service. A fixed asset costing less than the threshold stated above is recorded as an expense for financial statement and tax purposes. A fixed asset with an economic useful life that is less than 12 months is expensed for financial statement and tax purposes, regardless of the acquisition or production cost. We evaluate our property and equipment and other long-lived assets for impairment in accordance with the accounting guidance in the Impairment or Disposal of Long-Lived Assets Subsections of FASB ASC Topic 360-10.
Constructed assets are recorded based on direct costs associated with the construction project that include, but are not limited to, in-house labor, site preparation, assembly, installation, insurance, bond issuance costs, and professional fees. We capitalize labor costs greater than $50,000. The interest cost associated with major development and construction projects is capitalized and included in the cost of the project. Interest expense is capitalized at the applicable weighted-average borrowing rates of interest. Interest capitalization ceases once a project is substantially complete or no longer undergoing construction activities to prepare it for its intended use. During the year ended December 31, 2013, we recorded $97,100 in capitalized labor costs related to our hotel renovation project at Rising Star Casino Resort, and $34,400 in capitalized interest related to our hotel construction and garage renovation projects at Silver Slipper Casino. There has been no significant fluctuation in our capitalization interest rates for the year ended December 31, 2013, or since that period.
Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the term of the capitalized lease, whichever is appropriate under the circumstances. Our capital lease asset and liabilities are initially measured at the beginning of the lease term at the present value of the minimum lease payments. Assets under a capital lease which meet the transfer-of-ownership or bargain-purchase option criteria of FASB ASC Topic 840, “Leases”, are amortized over the estimated useful lives of the assets. Our depreciation expense is highly dependent on the assumptions we make about our assets’ estimated useful lives. We determine the estimated useful lives based on our experience with similar assets and our estimate of the usage of the asset. Whenever events or circumstances occur which change the estimated useful life of an asset, we account for the change prospectively.
Goodwill
Goodwill represents the excess of the purchase price over fair value of net assets acquired in connection with Silver Slipper Casino, Rising Star Casino Resort and Stockman’s Casino. In accordance with the authoritative guidance for goodwill and other intangible assets, we test our goodwill and indefinite-lived intangible assets for impairment annually or if a triggering event occurs. We evaluate goodwill utilizing the market approach and income approach applying the discounted cash flows in accordance with the provisions of FASB ASC Topic 350, “Intangibles-Goodwill and Other” on an annual basis.
Intangible Assets
Our indefinite-lived intangible assets include trademarks and certain license rights. Gaming licenses represent the value of the license to conduct gaming in certain jurisdictions, which are subject to highly extensive regulatory oversight and, in some cases, a limitation on the number of licenses available for issuance. The value of the Rising Star Casino Resort gaming license was estimated using a derivation of the income approach to valuation. The other gaming license values are based on actual costs. Trademarks are based on the legal fees and recording fees related to the trademark of the “Rising Star Casino Resort” name, and variations of such name. Indefinite-lived intangible assets are not amortized unless it is determined that their useful life is no longer indefinite. We periodically review our indefinite-lived assets to determine whether events and circumstances continue to support an indefinite useful life. If it is determined that an indefinite-lived intangible asset has a finite useful life, then the asset is tested for impairment and is subsequently accounted for as a finite-lived intangible asset.
Our finite-lived intangible assets include customer relationship player loyalty programs, land leases, water rights and bank loan fee intangibles. Finite-lived intangible assets are amortized over their estimated useful lives, and we periodically evaluate the remaining useful lives of these intangible assets to determine whether events and circumstances warrant a revision to the remaining period of amortization. We review our finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.
The player loyalty programs represent the value of repeat business associated with Silver Slipper Casino’s and Rising Star Casino Resort’s loyalty programs. The values of the loyalty programs were determined using a derivation of the income approach to valuation. The valuation analyses for the active rated players were based on projected revenues and attrition rates. Silver Slipper Casino and Rising Star Casino Resort maintain historical information for the proportion of revenues attributable to the rated players for gross gaming revenue. The value of the player loyalty programs are amortized over a life of three years. Loan fees incurred and paid as a result of debt instruments were accumulated and amortized over the term of the related debt, based on an effective interest method.

Revenue Recognition and Promotional Allowances
Slot coin-in is the gross amount wagered for the period cited. The win or hold percentage is the net amount of gaming wins and losses, with liabilities recognized for accruals related to the anticipated payout of progressive jackpots, funds deposited by customers before gaming play occurs (commonly called “casino front money”) and for chips and tokens in the customers’ possession (outstanding chip and token liability). Changes in our slot win percentages can have a significant impact to earnings.
For table games, customers usually purchase gaming chips at the gaming tables. Table drop means the cash and markers (extensions of credit granted to certain credit worthy customers) deposited in the gaming table’s drop box. Table game win is the amount of drop that is retained and recorded as casino gaming revenue, with liabilities recognized for funds deposited by customers before gaming play occurs and for unredeemed gaming chips. As we are focused on regional gaming markets, our table win percentages are fairly stable as the majority of these markets do not regularly experience high-end play, which can lead to volatility in win percentages. Therefore, changes in table game win percentages do not typically have a material impact to our earnings.
Key performance indicators related to gaming revenue are slot coin-in and table game drop (volume indicators) and “win” or “hold” percentage. Our typical property slot win percentage is in the range of 4% to 9% of slot coin-in, and our typical table game win percentage is in the range of 5% to 25% of table game drop.
Hotel, food and beverage, entertainment and other operating revenues are recognized as services are performed, net of revenue-based taxes. Advance ticket sales are recorded as deferred revenue until services are provided to the customer. Revenues are recognized net of certain sales incentives, and accordingly, cash incentives to customers for gambling activity, including the cash value of points redeemed by Players Club members, totaling $6.0 million and $6.7 million have been recognized as a direct reduction of casino revenue in 2013 and 2012, respectively. Sales and similar revenue-linked taxes collected from customers are excluded from revenue and recorded as a liability payable to the appropriate taxing authority and included in accrued expenses. Revenue also does not include the retail value of accommodations, food and beverage, and other services gratuitously furnished to customers totaling $19.8 million in 2013 and $15.4 million in 2012. The estimated cost of providing room, food and beverage and other incentives is included primarily in casino expenses.
We recognize the impact on gaming revenues on an annual basis to reflect an estimate of the change in the value of outstanding chips and tokens that are not expected to be redeemed. This estimate is determined by measuring the difference between the total value of chips and tokens placed in service less the value of chips and tokens in the inventory of chips and tokens under our control. This measurement was not consistently performed in past years, but will be performed on an annual basis in the future utilizing methodology in which a consistent formula is applied to estimate the percentage value of the chips and tokens not in custody that are not expected to be redeemed. In addition to the formula, certain judgments are made with regard to various denominations and souvenir chips and tokens.
Customer Loyalty Programs
We currently offer incentives to our customers through customer loyalty programs at each of our properties — the Silver Slipper Casino Players Club, the Rising Star Rewards Club™, the Grand Lodge Players Advantage Club® and the Stockman’s Winner’s Club. Under these programs, customers earn points based on their level of play that may be redeemed for various benefits, such as free play, cash back, complimentary dining, or hotel stays, among others, depending on each property’s specific offers. The reward credit balance under the plans will be forfeited if the customer does not earn any reward credits over a specified time period, or after a specified time period of inactivity, up to a 13-month time period, depending on the specific property’s customer loyalty program.
We accrue a liability for the estimated cost of providing these benefits as the benefits are earned. Estimates and assumptions are made regarding cost of providing the benefits, breakage rates, and the mix of goods and services customers will choose. We use historical data to assist in the determination of estimated accruals. Changes in estimates or customer redemption habits could produce significantly different results. At December 31, 2013 and December 31, 2012, we had accrued $1.2 million and $1.3 million, respectively, for the estimated cost of providing these benefits. Such amounts are included in “Accrued player club points and progressive jackpots” in our Consolidated Balance Sheets.
Loyalty programs are just a part of the total marketing program. The amount of marketing reinvestment (complimentaries to players, promotional awards, entertainment, etc.) is based on the specific property and competitive assumptions. We track the percentage of promotional and marketing costs compared to gaming revenue for an efficient use and return on our marketing investment. Each of our properties has been faced with a highly competitive promotional environment due to the high amounts of incentives offered by the competition. The Rising Star Casino Resort has been significantly impacted by the substantial promotions offered at the new Ohio casinos.
Share-based Compensation
Share-based compensation expense from stock awards is included in general and administrative expense. See Note 12 to our consolidated financial statements included in this prospectus. Vesting is contingent upon certain conditions, including continuous service of the individual recipients. Unvested stock grants made in connection with our incentive compensation plan are viewed as a series of individual awards and the related share-based compensation expense is amortized into compensation expense on a straight-line basis as services are provided over the vesting period, and reported as a reduction of stockholders’ equity. We grant shares of restricted stock, rather than options, to key members of management and the board of directors.
Recently Issued Accounting Pronouncements
We have reviewed authoritative standards issued after December 31, 2013. As a result, we determined that the new standards are not likely to have any significant impact on our future financial statements.
Results of Operations
A significant portion of our operating income in 2012 and prior years was generated from our management agreements, including agreements with the FireKeepers Casino in Michigan and the Buffalo Thunder Casino and Resort in New Mexico. The FireKeepers management agreement ended March 30, 2012, with the sale of our interest in GEM. The Buffalo Thunder Casino and Resort management agreement is in effect through September 2014. There can be no assurance that the Buffalo Thunder management agreement will be extended. Consistent with our long-term strategy, we have acquired gaming properties and have transitioned from primarily a management company to primarily an owner/operator of regional casino operations. With the acquisition of Rising Star Casino Resort in 2011 and Silver Slipper Casino in 2012, and the leasing of Grand Lodge Casino in 2011, our results of continuing operations have been significantly impacted and our revenues are currently primarily derived from owned operations.
For purposes of our discussion, references to (i) Midwest segment refers to Rising Star Casino Resort, (ii) Gulf Coast segment refers to Silver Slipper Casino and (iii) Northern Nevada segment refers to Grand Lodge Casino and Stockman’s Casino.
We believe the impact of the lost revenues from the sale of our interest in GEM and the FireKeepers management agreement was diminished with the acquisition of the Silver Slipper Casino, as well as the Rising Star Casino Resort and Grand Lodge Casino operations.
Indiana gaming tax legislation was recently passed, which allows a portion of the free play to be tax-free, resulting in a savings of $1.0 million for the year ended December 31, 2013, for the Rising Star Casino Resort. In addition, as part of the legislation, if Rising Star Casino Resort’s gross gaming revenues are less than $75.0 million during the State of Indiana’s fiscal year ended June 30, 2014, we may be entitled to additional tax relief currently estimated at $2.5 million per year, beginning on July 1, 2014.
Year Ended December 31, 2013, Compared to Year Ended December 31, 2012
Revenues
For the year ended December 31, 2013, total revenues increased $16.0 million, or 12%, as compared to 2012, principally related to $51.6 million in revenue in our Gulf Coast segment, representing a full year of operations at Silver Slipper Casino, which we purchased on October 1, 2012. The increase in total revenues consisted of the following changes by revenue type: $18.9 million, or 17%, increase in casino revenues, $1.7 million, or 28%, increase in food and beverage revenues, $0.1 million, or 18%, increase in hotel revenues, and $0.7 million, or 32%, increase in other revenues offset by a $5.5 million, or 77%, decrease in management fees as a result of the sale of our interest in GEM and the FireKeepers management agreement on March 30, 2012. Slots accounted for approximately 93% of casino revenues in 2013 and 95% of casino revenues in 2012.
The impact of the addition of the Silver Slipper on our revenues for 2013 was offset by a $17.1 million, or 20%, decrease in Rising Star Casino Resort’s casino revenues. The lower casino revenues at the Rising Star Casino Resort were primarily a result of increased competition due to the opening of an Ohio racino in December 2013, a new casino in Cincinnati, Ohio which opened in March 2013, and two casinos in Columbus, Ohio which opened in 2012, coupled with an overall soft market growth. Rising Star’s slot coin-in in 2013 was 21% below the prior year and table drop was down 27% compared to the prior year. The hold percentages for slots and table games were consistent with the hold percentages in the prior year. Rising Star’s food and beverage revenues also decreased $0.7 million, or 18%.
Rising Star Casino Resort’s hotel revenue for the year ended December 31, 2013 was $0.6 million, an increase of $0.1 million, or 18%, over the prior year, due to the addition of the 104 new rooms in November. Rising Star Casino Resort had an occupancy rate of 90%, an average daily rate (“ADR”) of $63 and hotel revenue per available room (“RevPAR”) of $57, for the year ended December 31, 2013, as compared to an occupancy rate of 97%, an ADR of $63 and RevPAR of $61, for the year ended December 31, 2012. Rising Star Casino Resort’s hotel revenue consisted of approximately 89% of complimentary room sales for the year ended December 31, 2013, as compared to approximately 90% of complimentary room sales for the year ended December 31, 2012.
Slot coin-in and hold percentage for our northern Nevada casinos were both down slightly in 2013 as compared to 2012. Our 2013 northern Nevada slot revenue decreased from the prior year by $0.4 million with slot coin-in and hold percentage each accounting for 50% of the decrease.
Operating Costs and Expenses
For the year ended December 31, 2013, total operating costs and expenses increased $17.5 million, or 15%, as compared to 2012, as a result of the purchase of the Silver Slipper Casino operations with $47.7 million in operating costs for the full year. Casino expenses increased by 7.6% to approximately $67.8 million in 2013 and food and beverage expenses increased by 31.4% to approximately $7.8 million in 2013, principally due to a full year of operations at Silver Slipper Casino in 2013. Hotel expenses increased $0.1 million, or 20%, primarily due to the addition of the new 104-room hotel tower at the Rising Star Casino Resort in November 2013. The increase in Silver Slipper Casino operating costs was offset by a $13.8 million, or 17%, decrease in our Midwest segment costs and a $2.2 million, or 97%, decrease in our development/management segment operating costs. Operating costs also decreased $1.5 million, or 22%, in our corporate segment primarily due to a $1.2 million, or 18%, decrease in selling, general and administrative expenses as explained below. The $2.2 million decrease in our development/management segment operating costs was predominantly attributable to the sale of our interest in GEM and the FireKeepers management agreement on March 30, 2012.
The $13.8 million decrease in our Midwest segment operating expenses was the result of cost containment measures and a decrease in business volume. The decrease in Midwest segment operating costs were spread between expense categories with $10.2 million, or 21%, in lower casino expenses, $2.0 million, or 10%, in lower selling, general and administrative expenses (as explained below), $1.1 million, or 27%, in lower depreciation expense and $0.4 million, or 12%, in lower food and beverage expenses. Rising Star Casino Resort’s casino expenses decreased $10.2 million over the prior year, largely due to a $7.3 million, or 30%, decrease in gaming taxes, a $1.5 million, or 13%, decrease in complimentary expense and a $0.7 million, or 8%, decrease in casino payroll and related expenses. Gaming taxes were lower for the year ended December 31, 2013 due to lower taxable gaming revenues and also were partially attributable to new Indiana gaming tax legislation, which allows a portion of the free play to be tax-free resulting in a savings of $1.0 million for the year ended December 31, 2013. Rising Star Casino Resort’s depreciation expenses decreased $1.1 million over the prior year period, as a result of some shorter-lived fixed assets that became fully depreciated. Rising Star Casino Resort’s food and beverage expenses decreased $0.4 million over the prior year period due to the decline in business which lowered food and beverage cost of sales.
Project Development and Acquisition Costs
For the year ended December 31, 2013, project development costs decreased $1.8 million, or 96%, as compared to 2012, mainly as a result of the Silver Slipper Casino acquisition costs incurred in the prior year. Project development and acquisition costs are allocated to our development/management segment.
Selling, General and Administrative Expense
For the year ended December 31, 2013, selling, general and administrative expenses increased $10.0 million, or 27%, as compared to 2012. Selling, general and administrative expenses were $18.2 million for the year ended December 31, 2013 at the Silver Slipper Casino, which was acquired on October 1, 2012, which were partially offset by a $2.0 million, or 10%, decrease in our Midwest segment expenses and also a $1.2 million, or 18%, decrease in our corporate segment expenses due to lower compensation and other employee related expenses.
The $2.0 million decrease in our Midwest segment’s selling, general and administrative expenses was due to Rising Star Casino Resort’s cost control initiatives which resulted in $1.2 million, or 13%, lower payroll and other employee related expenses, $0.3 million, or 93%, lower maintenance expenses related to dredging and a $0.5 million, or 29%, decline in advertising expenses.
Operating Gains (Losses)
For the year ended December 31, 2013, we incurred an impairment loss of $4.0 million related to Stockman’s Casino goodwill as discussed in Note 5 to our consolidated financial statements included in this prospectus. This contrasts with a $41.2 million gain on sale of the joint venture, related to the sale of our interest in GEM in the prior year period.
Other (Expense) Income
For the year ended December 31, 2013 we incurred a $4.5 million increase in interest expense related to our First Lien Credit Agreement and Second Lien Credit Agreement, whose proceeds were used to purchase Silver Slipper Casino. We capitalized $0.03 million in interest related to the construction of a hotel at Silver Slipper Casino, as discussed in Note 11 to our consolidated financial statements included in this prospectus. In the year ended December 31, 2012, we incurred a $1.7 million loss on extinguishment of debt related to the write-off of the loan costs related to our prior credit agreement with Wells Fargo Bank, National Association (the “Wells Fargo Credit Agreement”). These other (expense) income items are allocated to our corporate operations segment.
Income Taxes
The estimated effective tax rate for the year ended December 31, 2013 is approximately 8% compared to 35% for the same period in 2012. The lower tax rate in 2013 is primarily a function of pre-tax book loss of $4.3 million for the year ended December 2013 compared to pre-tax book income of $45.2 million for the year ended December 31, 2012. The lower tax rate in 2013 was primarily due to the pre-tax book loss of $4.3 million and the impact of permanent items, including the non-deductibility of gaming taxes in calculating state tax and the deductibility of executive compensation related to the vesting of restricted stock during the year. State tax expense is typically higher than the statutory rate as a result of the non-deductibility of gaming taxes in certain states. The tax deduction for restricted stock, which vested in June 2013, was lower than the cumulative expense recognized on the income statement over the three year vesting period. There is no valuation allowance on the deferred tax asset of $1.3 million as of December 31, 2013, as we believe the deferred tax assets are fully realizable. Subsequent to year end, we filed our tax return for 2013, and we received in early March 2014 a refund of $2.0 million for a net operating loss carryback.

Noncontrolling Interest
For the year ended December 31, 2012, we recorded net income attributable to non-controlling interest in consolidated joint venture of $2.2 million as a result of our interest in GEM, which was sold on March 30, 2012.
Liquidity and Capital Resources
Economic Conditions and Related Risks and Uncertainties
The United States has experienced, since 2007, a widespread and severe economic slowdown accompanied by, among other things, weakness in consumer spending including gaming activity and reduced credit and capital financing availability, all of which have far-reaching effects on economic conditions in the country for an indeterminate period. Our operations are currently concentrated in the Gulf Coast, the Midwest, Northern Nevada and the Southwest. Accordingly, future operations could be affected by adverse economic conditions and increased competition particularly in those areas and their key feeder markets in neighboring states. The effects and duration of these conditions and related risks and uncertainties on our future operations and cash flows, including our access to capital or credit financing, cannot be estimated at this time, but may be significant.
Silver Slipper Casino, Rising Star Casino Resort, Grand Lodge Casino, and Stockman’s Casino operations, along with the Buffalo Thunder Casino and Resort management agreement, are currently our primary sources of income and operating cash flow. There can be no assurance that the Pueblo of Pojoaque management agreement ending in September 2014, or the Grand Lodge Casino lease ending in August 2018 will be extended beyond their current terms. The Buffalo Thunder management agreement generated $1.7 million in management income in 2013.
On a consolidated basis, cash provided by operations during the year ended December 31, 2013 was $12.3 million. Cash of $6.5 million was used in investing activities, largely due to the purchase of $6.2 million in property and equipment at our various properties, including $2.2 million in construction costs for a six-story, 142-room hotel at our Silver Slipper Casino property (the “Silver Slipper Casino Hotel”). Cash of $11.5 million was used in financing activities to repay $11.3 million in debt and pay $0.2 million in loan fees connected with the Silver Slipper Casino Hotel financing.
As of December 31, 2013, we had approximately $14.9 million in cash and equivalents. During the year ended December 31, 2012, we prepaid, at our discretion, the principal payment of $1.3 million due April 1, 2013 on the First Lien Credit Agreement, in order to reduce interest costs. As a practice, we consistently prepaid our quarterly payments before their due dates in 2013, and during the year ended December 31, 2013, we prepaid, at our discretion, the sum of $8.8 million in quarterly principal payments, which were due through July 1, 2015. The next scheduled principal payment is due October 1, 2015.
Projects
Our future cash requirements include funding needs of approximately $5.2 million towards future construction costs for the Silver Slipper Casino Hotel. Construction and financing costs of $2.5 million were funded from available cash during the year ended December 31, 2013, for the Silver Slipper Casino Hotel. On August 26, 2013, we entered into an agreement with WHD Silver Slipper Casino, LLC related to construction of the Silver Slipper Casino Hotel. We have commenced construction of the Silver Slipper Casino Hotel, which is expected to be completed in late 2014 or early 2015 and is budgeted to cost approximately $17.7 million. The progress on the Silver Slipper Casino Hotel has been slower than expected as we encountered soil conditions which may extend the opening of the hotel to early 2015. In connection with the financing of the Silver Slipper Casino Hotel, on August 26, 2013, we entered into a First Amendment to the First Lien Credit Agreement (“First Lien Amendment”) and an Amendment No. 1 to the Second Lien Credit Agreement (“Second Lien Amendment”) which amended certain provisions of our First and Second Lien Credit Agreements, respectively. The First Lien Amendment modifications included a $10.0 million increase to the term loan portion of the First Lien Credit Agreement to $56.3 million, a 1% lower interest rate and an extended maturity date to June 29, 2016. We intend to finance $10.0 million of the construction cost of the Silver Slipper Casino Hotel with the proceeds of the increase in the term loan under our First Lien Credit Agreement as described in Note 8 to our consolidated financial statements included in this prospectus, which remains undrawn and available within the limits and terms of the First Lien Credit Agreement, with the remaining $7.7 million of the construction cost funded or to be funded from available cash as discussed previously.
We believe the Silver Slipper Casino Hotel is a much-needed amenity which will allow guests to extend their visits and enjoy more of what Silver Slipper Casino has to offer and favorably impact customer loyalty and revenues.
In October 2011, Rising Sun/Ohio County First, Inc., an Indiana non-profit corporation, and Rising Sun Regional Foundation, Inc. teamed up to develop a new 104-room hotel on land adjacent to our Rising Star Casino Resort. Construction commenced in December 2012, and the new hotel tower at Rising Star Casino Resort opened November 15, 2013. We believe that the added hotel room inventory in proximity to our casino facility will favorably impact revenues and visitor counts.
On August 16, 2013, we entered into a 10-year capital lease for the new hotel tower at Rising Star Casino Resort (the “Rising Star Hotel Agreement”) which commenced on November 15, 2013 and provides us with full management control and an option to purchase the new hotel tower at Rising Star Casino Resort at the end of the lease term. We have recorded the capital lease obligation and hotel assets in our financial statements. On November 15, 2013, we began operating the new hotel tower at Rising Star Casino Resort. The Rising Star Hotel Agreement provides that we, as the lessee, assume all responsibilities, revenues, expenses, profits and losses related to the hotel’s operations. The term of the Rising Star Hotel Agreement is for 10 years from November 15, 2013, with the landlord having a right to sell the hotel to us at the end of the term and our corresponding obligation to purchase it on the terms set forth in the Rising Star Hotel Agreement. During the term, we will have the exclusive option to purchase the new hotel tower at Rising Star Casino Resort at a pre-set price. On January 1, 2014, we began paying a fixed monthly rent payment of approximately $77.5 thousand, which will continue throughout the term of the Rising Star Hotel Agreement unless we elect to purchase the hotel before the end of the lease period. In the event that we default on the lease agreement, the landlord’s recourse is limited to taking possession of the property, collection of all rent due and payable, and the right to seek remediation for any attorneys’ fees, litigation expenses, and costs of retaking and re-leasing the property.
Subject to the effects of the economic uncertainties discussed above, we believe that adequate financial resources will be available to execute our current growth plan from a combination of operating cash flows and external debt and equity financing. However, there can be no assurances of our ability to continue expanding.
Other Projects
We evaluate projects on a number of factors, including forecasted profitability, development period, regulatory and political environment and the ability to secure the funding necessary to complete the development or acquisition, among other considerations. No assurance can be given that any additional projects will be pursued or completed or that any completed projects will be successful.
We believe that there are significant opportunities to grow our operations in existing and new regional casino markets throughout the United States. Our expansion efforts have principally focused on opportunities in the Southern United States. We believe that our expertise as a multi-jurisdictional casino operator and our experience with the development of the FireKeepers Casino position us well to expand our operations with new project openings.
We, together with Keeneland Association, Inc., are currently pursuing potential gaming opportunities in Kentucky, including the installation of instant racing machines at racetrack properties. The installation of instant racing machines at racetrack properties in Kentucky has been challenged by opponents of the instant racing machines who filed an action alleging that the machines are unlawful gambling. The Kentucky Court of Appeals had vacated the lower court’s decision that had upheld regulations adopted by the Kentucky Horse Racing Commission authorizing the use of instant racing machines by race tracks in Kentucky, and the Kentucky Horse Racing Commission and others, including Keeneland Association, Inc., appealed the vacation of the lower court’s decision to the Kentucky Supreme Court. On February 20, 2014, the Kentucky Supreme Court held, among other matters, that the Kentucky Horse Racing Commission acted in its regulatory authority when it licensed the operation of pari-mutuel wagering on instant racing, also known as historical horse racing, but remanded the matter to the Circuit Court to determine if instant racing constitutes a pari-mutuel form of wagering authorized by Kentucky law.
On February 26, 2014, we entered into an exclusivity agreement with Keeneland Association, Inc. to own, manage, and operate instant racing and, if authorized, traditional casino gaming at race tracks in Kentucky, subject to completion of definitive documents for each opportunity. In addition, we and Keeneland Association, Inc. have a letter of intent that provides for an exclusive option to purchase the Thunder Ridge Raceway in Prestonsburg, Kentucky. The purchase will be subject to the completion of definitive documentation and to the approval of the Kentucky Horse Racing Commission, including the approval to transfer the racing license to a to-be-constructed quarter horse racetrack near Corbin, Kentucky to be owned 75% by us and 25% by Keeneland Association, Inc.
Banking Relationships
On October 29, 2010, we, as borrower, entered into the Wells Fargo Credit Agreement with the financial institutions listed therein and Wells Fargo Bank, National Association. On December 17, 2010, we entered into a Commitment Increase of the Wells Fargo Credit Agreement and a related Assignment Agreement increasing the loan commitment from $36.0 million to $38.0 million, consisting of a $33.0 million term loan and a revolving line of credit of $5.0 million.
The initial funding date of the Wells Fargo Credit Agreement occurred on March 31, 2011, when we borrowed $33.0 million on the term loan which was used to fund our acquisition of Rising Star Casino Resort. The purchase occurred on April 1, 2011. The Wells Fargo Credit Agreement was secured by substantially all of our assets. Using proceeds from the sale of our interest in GEM and the FireKeepers management agreement, we paid off the remaining $25.3 million debt related to the Wells Fargo Credit Agreement and extinguished the facility on March 30, 2012, which consisted of $24.8 million of our existing long term debt and $0.5 million due on the interest rate swap agreement related to the Wells Fargo Credit Agreement.
On June 29, 2012, we entered into the First Lien Credit Agreement with Capital One, which provided for a term loan in an amount up to $50.0 million and a revolving loan in an amount up to $5.0 million. On October 1, 2012, we entered into the Second Lien Credit Agreement with ABC Funding, LLC as administrative agent which provided for a term loan in an amount up to $20.0 million. On October 1, 2012, we closed on the acquisition of all of the equity membership interests in Silver Slipper Casino Venture LLC dba Silver Slipper Casino located in Bay St. Louis, Mississippi. The purchase price of approximately $69.3 million, exclusive of cash and working capital in the amount $6.4 million and $2.9 million, respectively, was funded by our First Lien Credit Agreement with Capital One Bank, N.A. and our Second Lien Credit Agreement with ABC Funding, LLC. The $5.0 million revolving loan under the First Lien Credit Agreement remains undrawn and available, subject to the terms and restrictions of the First Lien Credit Agreement. The First Lien Credit Agreement and Second Lien Credit Agreement are secured by substantially all of our assets and therefore, our wholly-owned subsidiaries guarantee our obligations under the agreements. The Second Lien Credit Agreement is subject to the lien of the First Lien Credit agreement.
We have elected to pay interest on the First Lien Credit Agreement based on the greater of the elected LIBOR rate, or 1.0%, plus a margin rate as set forth in the agreement. The LIBOR rate is a rate per annum equal to the quotient of (a) the greater of (1) 1.00% and (2) the rate per annum referenced to as the BBA (British Bankers Association) LIBOR divided by (b) one minus the reserve requirement set forth in the First Lien Credit Agreement for such loan in effect from time to time. LIBOR rate elections can be made based on a 30 day, 60 day, 90 day or 180 day LIBOR, and margins are adjusted quarterly. As of December 31, 2013, the interest rate was 4.75% on the balance outstanding on the First Lien Credit Agreement, based on the 1.0% minimum, plus a 3.75% margin. We pay interest on the Second Lien Credit Agreement at the fixed rate of 13.25% per annum.
The First Lien Credit Agreement and Second Lien Credit Agreement contain customary negative covenants, including, but not limited to, restrictions on our and our subsidiaries’ ability to: incur indebtedness; grant liens; pay dividends and make other restricted payments; make investments; make fundamental changes; dispose of assets; and change the nature of our business. The First Lien Credit

Agreement and Second Lien Credit Agreement require that we maintain specified financial covenants, including a total leverage ratio, a first lien leverage ratio, and a fixed charge coverage ratio, all of which measure Adjusted EBITDA (as defined in the agreements) against outstanding debt and fixed charges (as defined in the agreements). A capital expenditure ratio must also be maintained as set forth in the agreements. The First Lien Credit Agreement and Second Lien Credit Agreement define Adjusted EBITDA as net income (loss) plus (i) interest expense, net, (ii) provision for taxes (iii) depreciation and amortization and further adjusted to eliminate the impact of certain items that are not indicative of ongoing operating performance such as: (iv) acquisition costs, (v) non-cash stock compensation, (vi) loss on derivatives and debt, (vii) gain on sale of joint venture, (viii) impairment loss, and (ix) certain severance costs.
The First Lien Amendment revised the ratio requirements under the First Lien Credit Agreement. Also, the Second Lien Amendment revised the total leverage ratio requirements under the Second Lien Credit Agreement to exclude the capital lease related to the new tower at the Rising Star Casino Resort. The First Lien Credit Agreement and the Second Lien Credit Agreement maximum total leverage ratio and maximum first lien leverage ratio vary according to the applicable time period and the fixed charge coverage ratio remains constant, as indicated in the tables below:
First Lien Credit Agreement

Applicable Period	Maximum Total Leverage Ratio	Maximum First Lien Leverage Ratio	Minimum Fixed Charge Coverage Ratio
Initial funding date through and including December 31, 2014	4.00x	2.75x	1.10x
January 1, 2015 through and including December 31, 2015	3.75x	2.50x	1.10x
January 1, 2016 and thereafter	3.50x	2.25x	1.10x

Second Lien Credit Agreement

Applicable Period	Maximum Total Leverage Ratio	Maximum First Lien Leverage Ratio	Minimum Fixed Charge Coverage Ratio
Initial funding date through and including September 30, 2013	4.00x	3.00x	1.00x
October 1, 2013 through and including September 30, 2014	3.75x	2.75x	1.00x
October 1, 2014 and thereafter	3.50x	2.50x	1.00x

We measure compliance with our covenants on a quarterly basis and we were in compliance as of December 31, 2013; however, there can be no assurances that we will remain in compliance with all covenants in the future. We monitor compliance with our quarterly covenants on a monthly basis, using actual financial results combined with budgeted results for the remaining month(s) of the applicable quarter, and we file a quarterly compliance certificate with our lenders. The First Lien Credit Agreement and Second Lien Credit Agreement also include customary events of default, including, among other things: non-payment; breach of covenant; breach of representation or warranty; cross-default under certain other indebtedness or guarantees; commencement of insolvency proceedings; inability to pay debts; entry of certain material judgments against us or our subsidiaries; occurrence of certain ERISA events; re-purchase of our own stock and certain changes of control. A breach of a covenant or other events of default could cause the loans to be immediately due and payable, terminate commitments for additional loan funds, or the lenders could exercise any other remedy available under the First Lien Credit Agreement or Second Lien Credit Agreement or by law. If a breach of covenants or other event of default were to occur, we would seek modifications to covenants or a temporary waiver or waivers from the First Lien Credit Agreement and Second Lien Credit Agreement lenders. No assurance can be given that we would be successful in obtaining such modifications.
During the year ended December 31, 2012, we prepaid, at our discretion, the principal payment of $1.3 million due April 1, 2013 on the First Lien Credit Agreement, in order to reduce interest costs. As a practice, we consistently prepaid our quarterly payments before their due dates in 2013, and during the year ended December 31, 2013, we prepaid, at our discretion, the sum of $8.8 million in quarterly principal payments, which were due through July 1, 2015. The next scheduled principal payment is due October 1, 2015.

We are required to make prepayments under the First Lien Credit Agreement, under certain conditions defined in the agreement, in addition to the scheduled principal installments for any fiscal year ending December 31, 2012 and thereafter. Prepayment penalties will be assessed in the event that prepayments are made on the Second Lien Credit Agreement prior to the discharge of the First Lien Credit Agreement.
On August 26, 2013, we entered into the First Lien Amendment and the Second Lien Amendment which amended certain provisions of the First Lien Credit Agreement and Second Lien Credit Agreement. The First Lien Amendment modifications included a $10.0 million increase to the term loan portion of the First Lien Credit Agreement to $56.3 million, a 1% lower interest rate and an extended maturity date to June 29, 2016. Also, certain financial ratio covenants were revised under the First Lien Credit Agreement and Second Lien Credit Agreement to accommodate the additional extension of credit under the First Lien Credit Agreement and our capital lease agreement related to the new hotel tower at Rising Star Casino Resort, as discussed in Note 7 to our consolidated financial statements included in this prospectus. The $10.0 million increase to the term loan under our First Lien Credit Agreement remains undrawn and available, subject to the terms and restrictions of the First Lien Credit Agreement, and will be used to fund a portion of the approximately $17.7 million construction of the Silver Slipper Casino Hotel. We have commenced construction of the Silver Slipper Casino Hotel, which is expected to be completed in late 2014 or early 2015. The remaining $7.7 million of the construction cost has been, and will be, funded from available cash. As of December 31, 2013, we had funded cash of $2.5 million in construction and financing costs for the Silver Slipper Casino Hotel, and we anticipate funding an additional $5.2 million in cash in 2014.
On March 24, 2014, we borrowed an additional $2.0 million on our revolving loan under our First Lien Credit Agreement, which we used to fund the $1.75 million deposit under the Interest Purchase Agreement to acquire the membership interests of Majestic Mississippi, LLC, the owner of the Fitz Tunica Casino & Hotel. This draw brought our outstanding loan balance under our First Lien Credit Agreement to $39.5 million.
Off-balance Sheet Arrangements
We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
Recent Developments
On March 21, 2014, we entered into an Interest Purchase Agreement to acquire the membership interests of Majestic Mississippi, LLC, the owner of Fitz Tunica Casino & Hotel in Tunica, Mississippi. The purchase price for the membership interests is approximately $62.0 million, exclusive of working capital and other adjustments, fees and expenses as of the closing date for the acquisition. The closing of the transaction is subject to us obtaining financing for the acquisition by June 19, 2014, obtaining regulatory approvals, and other customary closing conditions. No assurance can be given that the conditions to closing will be satisfied. The acquisition of Fitz Tunica Casino & Hotel provides us with the opportunity to efficiently expand our Mississippi casino operations, and we believe we will be able to successfully integrate Fitz Tunica Casino & Hotel quickly and effectively.
We are working with potential lenders to obtain a binding commitment for $125.0 million in new debt financing, which along with the net proceeds of this offering will provide the funds for the purchase of the membership interests of Majestic Mississippi, LLC. The funds of the new debt financing and the net proceeds of this offering will be used to repay the existing indebtedness under our First Lien Credit Agreement and Second Lien Credit Agreement, to provide funds for the purchase of membership interests of Majestic Mississippi, LLC, and to provide available funds for future working capital expenditures and development opportunities. Because we have not yet obtained a commitment for the $125.0 million debt financing, the terms of the anticipated new debt financing are not yet known. We anticipate that the new debt financing will include a term loan for $100.0 million and a $25.0 million line of credit and that the new debt financing will contain customary covenants and representations, including a provision that the financing will be secured by our assets.

Business
Background
We and our subsidiaries, develop, manage, operate, and/or invest in gaming-related enterprises. We continue to actively investigate, individually and with partners, new business opportunities and our long-term strategy is to continue deriving revenues primarily from owned operations, as well as management fees. In furtherance of that strategy we made significant acquisitions of Rising Star Casino Resort and Grand Lodge Casino leased operation in 2011 and Silver Slipper Casino in 2012. With the sale of the management agreement for the FireKeepers Casino in Michigan, we have transitioned the primary source of our revenues to owned entities.
We currently own three casino properties, lease one casino property and we have one management contract to manage a group of related casino properties. These properties are located in four distinct regions of the United States — the Gulf Coast, the Midwest, Northern Nevada and the Southwest. We own Rising Star Casino Resort located in Rising Sun, Indiana, Silver Slipper Casino located in Bay St. Louis, Mississippi and Stockman’s Casino located in Fallon, Nevada. We lease the Grand Lodge Casino at the Hyatt Regency Lake Tahoe Resort, Spa and Casino located in Incline Village, Nevada on the North Shore of Lake Tahoe. We manage the Buffalo Thunder Casino and Resort and the Cities of Gold and other gaming facilities, both located in Santa Fe, New Mexico, for the Pueblo of Pojoaque pursuant to an agreement with a three-year term expiring in September 2014.
Previously we managed the FireKeepers Casino near Battle Creek, Michigan for the Nottawaseppi Huron Band of Potawatomi, through a 50% joint venture, pursuant to a seven-year management agreement through March 30, 2012, when our interest in the joint venture was sold.
Properties Currently Operating
Gulf Coast Casino Operations
Silver Slipper Casino
Silver Slipper Casino is on the far west end of the Mississippi Gulf Coast in Bay St. Louis, Mississippi. The property has approximately 37,000 square feet of gaming space containing approximately 950 slot and video poker machines, 25 table games and the only live keno game on the Gulf Coast. The property includes a fine dining restaurant, buffet, quick service restaurant and two casino bars. The property draws heavily from the New Orleans metropolitan area and other communities in southern Louisiana and southwestern Mississippi.
We acquired all of the outstanding membership interests in Silver Slipper Casino Venture LLC, the owner of Silver Slipper Casino, on October 1, 2012, for $69.3 million, exclusive of net working capital balances, fees and expenses.
On August 26, 2013, we entered into an agreement with WHD Silver Slipper Casino, LLC related to construction of the Silver Slipper Casino Hotel. We have commenced construction of the Silver Slipper Casino Hotel and expect construction to be completed in late 2014 or early 2015. Upon completion, the hotel will have 142-rooms in a six-story tower overlooking the waterfront. We believe that the Silver Slipper Casino Hotel is a much-needed amenity and will favorably impact customer loyalty by allowing guests to extend their visits at Silver Slipper Casino.
Midwest Casino Operations
Rising Star Casino Resort
On April 1, 2011, we acquired all of the operating assets of Grand Victoria Casino & Resort, L.P. through Gaming Entertainment (Indiana) LLC, our wholly-owned subsidiary. We renamed the property Rising Star Casino Resort in August 2011. The property has approximately 40,000 square feet of casino space and includes approximately 1,200 slot and video poker machines, 33 table games, a 190-room hotel, five dining outlets and an 18-hole Scottish links golf course.

In October 2011, Rising Sun/Ohio County First, Inc. (“RSOCF”) and Rising Sun Regional Foundation, Inc. teamed up to develop a new 104-room hotel tower on land adjacent to our Rising Star Casino Resort. On June 13, 2012, the City of Rising Sun Advisory Plan Commission provided a favorable recommendation to the City Council of Rising Sun, Indiana, regarding a revised amendment to the plan of development, which was adopted by the City Council on July 5, 2012. On August 13, 2012, the Advisory Plan Commission approved the detailed plan of development. The parties entered into a real estate sale agreement dated May 2, 2012, for RSOCF to purchase approximately three acres of land on which the hotel was developed. Construction commenced in December 2012, and the new hotel tower at Rising Star Casino Resort opened on November 15, 2013. The opening of the new hotel tower at Rising Star Casino Resort brought total room capacity to 294. We believe that the added hotel room inventory in close proximity to our casino facility will favorably impact revenues and visitor counts.
On August 16, 2013, we entered into a capital lease pursuant to the Rising Star Hotel Agreement which commenced on November 15, 2013 and provides us with full management control and an option to purchase the new hotel tower at Rising Star Casino Resort at the end of the term. We have recorded the capital lease obligation and hotel assets in our financial statements. On November 15, 2013, we began operating the new hotel tower at Rising Star Casino Resort. The Rising Star Hotel Agreement provides that we will be the lessee of the new hotel tower at Rising Star Casino Resort and assume all responsibilities, revenues, expenses, profits and losses related to the hotel’s operations. The term of the Rising Star Hotel Agreement is for 10 years from November 15, 2013, with the landlord having a right to sell the hotel to us at the end of the term and our corresponding obligation to purchase it on the terms set forth in the Rising Star Hotel Agreement. During the term, we will have the exclusive option to purchase the new hotel tower at Rising Star Casino Resort at a pre-set price. On January 1, 2014, we began paying a fixed monthly rent payment of approximately $77.5 thousand, which will continue throughout the term of the Rising Star Hotel Agreement unless we elect to purchase the hotel before the end of the lease period. In the event that we default on the lease agreement, the landlord’s recourse is limited to taking possession of the property, collection of all rent due and payable, and the right to seek remediation for any attorneys’ fees, litigation expenses, and costs of retaking and re-leasing the property.
Northern Nevada Casino Operations
Grand Lodge Casino
On September 1, 2011, we purchased the operating assets of Grand Lodge Casino and entered into a lease with Hyatt Equities, L.L.C. for the casino space in the Hyatt Regency Lake Tahoe Resort, Spa and Casino in Incline Village, Nevada on the north shore of Lake Tahoe. The initial term of the lease expires on August 31, 2018. The lease has an option, subject to mutual agreement, to renew for an additional five-year term. The Grand Lodge Casino has 18,900 square feet of casino space integrated with the Hyatt Regency Lake Tahoe Resort, Spa and Casino, featuring approximately 260 slot machines, 16 table games and a poker room.
Stockman’s Casino
We acquired Stockman’s Casino in Fallon, Nevada on January 31, 2007. Stockman’s Casino has approximately 8,400 square feet of gaming space with approximately 265 slot machines, four table games and keno. The facility has a bar, a fine dining restaurant and a coffee shop.
Southwest Casino Management Operations
Buffalo Thunder Casino and Resort
In May 2011, we entered into a three-year agreement with the Pueblo of Pojoaque, which has been approved by the National Indian Gaming Commission as a management contract, to advise on the operations of Buffalo Thunder Casino and Resort in Santa Fe, New Mexico, along with the Pueblo’s Cities of Gold and other gaming facilities which in aggregate have approximately 1,200 slot machines, 18 tables games (including poker) and a simulcast area. We receive a base consulting fee of $0.1 million per month plus quarterly success fees based on achieving certain financial targets and incur only minimal incremental operating costs related to the contract. Our management and related agreements with Buffalo Thunder Casino and Resort became effective on September 23, 2011.
Additional projects are considered based on their forecasted profitability, development period, regulatory and political environment and the ability to secure the funding necessary to complete the development, among other considerations. We continue to actively investigate, individually and with partners, new business opportunities. We believe we will have sufficient cash and financing available to fund acquisitions and development opportunities in the future.
Expansion Opportunities
We are actively pursuing expansion opportunities in gaming markets throughout the United States. Announced expansion opportunities include:
Fitz Tunica Casino & Hotel
Fitz Tunica Casino & Hotel, constructed in 1994, is one of nine casinos located on the eastern banks of the Mississippi River, a 30 mile drive south of downtown Memphis, Tennessee, and has convenient access via both U.S. 61 and I-69. Fitz Tunica Casino & Hotel has an Irish Medieval castle theme, with approximately 1,100 slot machines and 20 table games, an 8,100 square-feet multi-purpose events center, a 506-room hotel (with 68 suites), a fine-dining restaurant, an all-you-can-eat buffet, a quick-service restaurant, indoor and outdoor parking, and a 24-hour two-level 38,000 square-feet casino. Fitz Tunica Casino & Hotel also has a 411-space covered parking structure and 1,264 surface parking spaces with valet parking and convenient bus loading/unloading facilities. Approximately 14 million people live within 250 miles of Fitz Tunica Casino & Hotel, which draws its gaming patrons primarily from the Memphis metropolitan area, as well as drive-in customers from northern Mississippi, Little Rock, Arkansas, Missouri and Alabama and regional travelers flying into Memphis.
The Tunica County gaming market consists of a northern cluster of five casinos, a southern cluster of three casinos, with Fitz Tunica Casino & Hotel located between the two clusters. Harrah’s Casino Tunica, which is located in the northern casino cluster, is expected to close in June 2014 leaving two Harrah’s properties remaining. The nine Tunica casinos, in addition to the Isle of Capri Casino Hotel Lula in Coahoma County (approximately 30 miles south of Tunica), are referred to as the “Northern Mississippi market.” In 2013, ten casinos with 11,245 slot machines, 319 tables and 5,897 hotel rooms generated approximately 6.0 million customer visits and approximately $1.0 billion of gross revenue. Since the market was established, Tunica has become a destination that draws visitors from across the southwest and Midwest. Gaming properties in the Northern Mississippi market, the location of Fitz Tunica Casino & Hotel, compete by offering multi-month promotions with million dollar prize pools, direct mail offers for rooms, food, free slot play and gifts, and concerts and entertainment featuring nationally known headliner acts.
Under the Interest Purchase Agreement dated March 21, 2014, we will purchase from The Majestic Star Casino, LLC, an Indiana limited liability company, all of the outstanding membership interests of Majestic Mississippi, LLC, a Mississippi limited liability company and the owner of the Fitz Tunica Casino & Hotel, for a purchase price of $62.0 million, subject to certain closing adjustments, including a working capital adjustment to be calculated at closing. In connection with the signing of the Interest Purchase Agreement, we deposited $1.75 million into escrow to be held by an escrow agent until closing or the earlier termination of the Interest Purchase Agreement. The deposit will be credited toward the purchase price at closing. The Interest Purchase Agreement provides for a closing by the date which is six months after the date of the execution of the agreement, which date may be extended on a one-time basis by a period of up to 30 days under certain circumstances. The closing is subject to the completion of financing, licensing, and other customary conditions. There can be no assurance that the conditions to closing will be satisfied. Under the Interest Purchase Agreement, we have until June 19, 2014 to arrange the financing of the purchase price.
The acquisition of Fitz Tunica Casino & Hotel provides us with the opportunity to efficiently expand our Mississippi casino operations, and we believe we will be able to smoothly integrate Fitz Tunica Casino & Hotel quickly and effectively. We believe we can improve customer visitation, food and beverage revenue and slot win at Fitz Tunica Casino & Hotel.

Kentucky Opportunities
On February 26, 2014, we entered into an exclusivity agreement with Keeneland Association, Inc. to own, manage, and operate instant racing and, if authorized, traditional casino gaming at race tracks in Kentucky, subject to completion of definitive documents for each opportunity. In addition, we and Keeneland Association, Inc. have a letter of intent that provides for an exclusive option to purchase the Thunder Ridge Raceway in Prestonsburg, Kentucky. The purchase will be subject to the completion of definitive documentation and to the approval of the Kentucky Horse Racing Commission, including the approval to transfer the racing license to a to-be-constructed quarter horse racetrack near Corbin, Kentucky to be owned 75% by us and 25% by Keeneland Association, Inc.
Prior Projects
FireKeepers Casino
Until March 30, 2012, we owned 50% of Gaming Entertainment (Michigan), LLC (“GEM”), a joint venture with RAM Entertainment, LLC, a privately-held investment company. GEM had the exclusive right to provide casino management services at the FireKeepers Casino near Battle Creek, Michigan for the Nottawaseppi Huron Band of Potawatomi (the “Michigan Tribe”) for seven years commencing August 5, 2009. On December 2, 2010, the FireKeepers Development Authority, a tribal entity formed by the Michigan Tribe, entered into a hotel consulting services agreement with GEM, as the consultant, related to the FireKeepers Casino phase II development project, which included development of a hotel, multi-purpose/ballroom facility, surface parking and related ancillary support spaces and improvements. GEM was to perform hotel consulting services for a fixed fee of $12,500 per month, continuing through to the opening of the project, provided the total fee for services did not exceed, in the aggregate, $0.2 million. On May 22, 2012, we signed an amendment to the hotel consulting services agreement extending the terms of the agreement through November 2012.
On March 30, 2012, the joint venture managing the FireKeepers Casino sold the equity of the joint venture and the management agreement to the FireKeepers Development Authority for $97.5 million. In addition to the $97.5 million sale price, the FireKeepers Development Authority paid RAM Entertainment, LLC and us $1.2 million each, equal to the management fee that would have been earned under the management agreement for April 2012 less a $0.2 million wind-up fee and $0.1 million holdback receivable. The $0.1 million holdback receivable was received in May 2012, less expenses related to the sale deducted by the FireKeepers Development Authority. Our gain on the sale of joint venture, related to the sale of our interest in GEM, was $41.2 million and allocated as follows (in millions):

Gross proceeds	$48.8
Plus: April 2012 wind-up fee received, net of $0.03 million wind-up fee and holdback receivable	0.9
Net proceeds	49.7
Less: Our interest in joint venture	(5.7)
Full House gain on sale of joint venture	44.0
Less: contract right owned by subsidiary	(2.8)
Consolidated gain on sale of joint venture	$41.2

Government Regulation
The ownership, management, and operation of gaming facilities are subject to many federal, state, provincial, tribal and/or local laws, regulations and ordinances, which are administered by the relevant regulatory agency or agencies in each jurisdiction. These laws, regulations and ordinances are different in each jurisdiction, but primarily deal with the responsibility, financial stability and character of the owners and managers of gaming operations, as well as persons financially interested or involved in gaming operations.
We may not own, manage or operate a gaming facility unless we obtain proper licenses, permits and approvals. Applications for a license, permit or approval may be denied for reasonable cause. Most regulatory authorities license, investigate, and determine the suitability of any person who has a material relationship with us. Persons having material relationships include officers, directors, employees, and certain security holders.
Once obtained, licenses, permits, and approvals must be renewed from time to time and generally are not transferable. Regulatory authorities may at any time revoke, suspend, condition, limit, or restrict a license for reasonable cause. License holders may be fined and in some jurisdictions and under certain circumstances gaming operation revenues can be forfeited. We may be unable to obtain any licenses, permits, or approvals, or if obtained, they may not be renewed or may be revoked in the future. In addition, a rejection or termination of a license, permit, or approval in one jurisdiction may have a negative effect in other jurisdictions. Some jurisdictions require gaming operators licensed in that state to receive their permission before conducting gaming in other jurisdictions.
The political and regulatory environment for gaming is dynamic and rapidly changing. The laws, regulations, and procedures dealing with gaming are subject to the interpretation of the regulatory authorities and may be amended. Any changes in such laws, regulations, or their interpretations could have a negative effect on our operations and future development of gaming opportunities. Certain specific provisions applicable to us are described below. We believe that we are in material compliance with such governmental regulations in each jurisdiction in which we conduct business.
Nevada Regulatory Matters
In order to acquire and own Stockman’s Casino, the Grand Lodge Casino or any other gaming operation in Nevada, we are subject to the Nevada Gaming Control Act and to the licensing and regulatory control of the Nevada State Gaming Control Board, the Nevada Gaming Commission, and various local, city and county regulatory agencies.
The laws, regulations and supervisory procedures of the Nevada gaming authorities are based upon declarations of public policy which are concerned with, among other things:
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  the character of persons having any direct or indirect involvement with gaming to prevent unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;
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  establishment and application of responsible accounting practices and procedures;
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  maintenance of effective control over the financial practices and financial stability of licensees, including procedures for internal controls and the safeguarding of assets and revenues;
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  recordkeeping and reporting to the Nevada gaming authorities;
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  fair operation of games; and
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  the raising of revenues through taxation and licensing fees.
In May 2006, we applied for registration with the Nevada Gaming Commission as a publicly traded corporation, which was granted on January 25, 2007. The registration is not transferable and requires periodic payment of fees. The Nevada gaming authorities may limit, condition, suspend or revoke a license, registration, approval or finding of suitability for any cause deemed reasonable by the licensing agency. If a Nevada gaming authority determines that we violated gaming laws, then the approvals and licenses we hold could be limited, conditioned, suspended or revoked, and we, and the individuals involved, could be subject to substantial fines for each separate violation of the gaming laws at the discretion of the Nevada Gaming Commission. Each type of gaming device, slot game, slot game operating system, table game or associated equipment manufactured, distributed, leased, licensed or sold in Nevada must first be approved by the Nevada State Gaming Control Board and, in some cases, the Nevada Gaming Commission. We must regularly submit detailed financial and operating reports to the Nevada State Gaming Control Board. Certain loans, leases, sales of securities and similar financing transactions must also be reported to or approved by the Nevada Gaming Commission.

Certain of our officers, directors and key employees are required to be, and have been, found suitable by the Nevada Gaming Commission and employees associated with gaming must obtain work permits which are subject to immediate suspension under certain circumstances. An application for suitability may be denied for any cause deemed reasonable by the Nevada Gaming Commission. Changes in specified key positions must be reported to the Nevada Gaming Commission. In addition to its authority to deny an application for a license, the Nevada Gaming Commission has jurisdiction to disapprove a change in position by an officer, director or key employee. The Nevada Gaming Commission has the power to require licensed gaming companies to suspend or dismiss officers, directors or other key employees and to sever relationships with other persons who refuse to file appropriate applications or whom the authorities find unsuitable to act in such capacities.
The Nevada Gaming Commission may also require anyone having a material relationship or involvement with us to be found suitable or licensed, in which case those persons are required to pay the costs and fees of the Nevada State Gaming Control Board in connection with the investigation. Any person who acquires more than 5% of any class of our voting securities must report the acquisition to the Nevada Gaming Commission; any person who becomes a beneficial owner of 10% or more of our voting securities is required to apply for a finding of suitability. Under certain circumstances, an “institutional investor,” as such term is defined in the regulations of the Nevada Gaming Commission, which acquires more than 10% but not more than 25% of our voting securities, may apply to the Nevada Gaming Commission for a waiver of such finding of suitability requirements, provided the institutional investor holds the voting securities for investment purposes only. The Nevada Gaming Commission has amended its regulations pertaining to institutional investors to temporarily allow an institutional investor to beneficially own more than 15%, but not more than 19%, if the ownership percentage results from a stock repurchase program. These institutional investors may not acquire any additional shares and must reduce their holdings within one year from constructive notice of exceeding 15%, or must file a suitability application. An institutional investor will be deemed to hold voting securities for investment purposes only if the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of our board of directors, any change in our corporate charter, bylaws, management, policies or operations, or any of our gaming affiliates, or any other action which the Nevada Gaming Commission finds to be inconsistent with holding our voting securities for investment purposes only.
Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Gaming Commission may be found unsuitable based solely on such failure or refusal. The same restrictions apply to a record owner if the record owner, when requested, fails to identify the beneficial owner. Any security holder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock beyond such period of time as may be prescribed by the Nevada Gaming Commission may be guilty of a gross misdemeanor. We are subject to disciplinary action if, after we receive notice that a person is unsuitable to be a security holder or to have any other relationship with us, we:
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  pay that person any dividend or interest upon our voting securities;
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  allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person; or
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  give remuneration in any form to that person.
If a security holder is found unsuitable, then we may be found unsuitable if we fail to pursue all lawful efforts to require such unsuitable person to relinquish his or her voting securities for cash at fair market value.
The Nevada Gaming Commission may also, in its discretion, require any other holders of our debt or equity securities to file applications, be investigated and be found suitable to own the debt or equity securities. The applicant security holder is required to pay all costs of such investigation. If the Nevada Gaming Commission determines that a person is unsuitable to own such security, then pursuant to the regulations of the Nevada Gaming Commission, we may be sanctioned, including the loss of our approvals, if, without the prior approval of the Nevada Gaming Commission, we:
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  pay to the unsuitable person any dividends, interest or any distribution whatsoever;
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  recognize any voting right by such unsuitable person in connection with such securities;

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  pay the unsuitable person remuneration in any form; or
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  make any payment to the unsuitable person by way of principal, redemption, conversion; exchange, liquidation or similar transaction.
We are required to maintain a current stock ledger in Nevada which may be examined by the Nevada Gaming Commission at any time, and to file with the Nevada Gaming Commission, at least annually, a list of our stockholders. The Nevada Gaming Commission has the power to require our stock certificates to bear a legend indicating that the securities are subject to the Nevada Gaming Control Act and the regulations of the Nevada Gaming Commission.
As a licensee or registrant, we may not make certain public offerings of our securities without the prior approval of the Nevada Gaming Commission. Such approval, if given, does not constitute a recommendation or approval of the investment merits of the securities subject to the offering. We have received a waiver of the prior approval requirement with respect to public offerings of securities subject to certain conditions. Also, changes in control through merger, consolidation, acquisition of assets, management or consulting agreements or any form of takeover cannot occur without prior investigation by the Nevada State Gaming Control Board and approval by the Nevada Gaming Commission.
The Nevada legislature has declared that some repurchases of voting securities, corporate acquisitions opposed by management, and corporate defense tactics affecting Nevada gaming licensees, and registered companies that are affiliated with those operations, may be harmful to stable and productive corporate gaming. The Nevada Gaming Commission has established a regulatory scheme to reduce the potentially adverse effects of these business practices upon Nevada’s gaming industry and to further Nevada’s policy to:
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  assure the financial stability of corporate gaming licensees and their affiliates;
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  preserve the beneficial aspects of conducting business in the corporate form; and
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  promote a neutral environment for the orderly governance of corporate affairs.
Because we are a registered company, approvals may be required from the Nevada Gaming Commission before we can make exceptional repurchases of voting securities above their current market price and before a corporate acquisition opposed by management can be consummated. The Nevada Gaming Control Act also requires prior approval of a plan of recapitalization proposed by a registered company’s board of directors in response to a tender offer made directly to its stockholders for the purpose of acquiring control.
Any person who is licensed, required to be licensed, registered, required to be registered, or who is under common control with those persons, collectively, “licensees,” and who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Nevada Gaming Control Board, and thereafter maintain, a revolving fund in the amount of $0.03 million to pay the expenses of investigation by the Nevada Gaming Control Board of the licensee’s participation in foreign gaming. We currently comply with this requirement. The revolving fund is subject to increase or decrease at the discretion of the Nevada Gaming Commission. Licensees are required to comply with the reporting requirements imposed by the Nevada Gaming Control Act. A licensee is also subject to disciplinary action by the Nevada Gaming Commission if it:
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  knowingly violates any laws of the foreign jurisdiction pertaining to the foreign gaming operation;
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  fails to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations;
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  engages in any activity or enters into any association that is unsuitable because it poses an unreasonable threat to the control of gaming in Nevada, reflects or tends to reflect, discredit or disrepute upon the State of Nevada or gaming in Nevada, or is contrary to the gaming policies of Nevada;
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  engages in activities or enters into associations that are harmful to the State of Nevada or its ability to collect gaming taxes and fees; or

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  employs, contracts with or associates with a person in the foreign operation who has been denied a license or a finding of suitability in Nevada on the ground of unsuitability.
In May 2006, we adopted a compliance plan and appointed a compliance committee which currently consists of Company directors and officers, Kenneth Adams (Chair and Independent Director), Carl Braunlich (Independent Director), Kathleen Marshall (Independent Director) and Mark J. Miller (COO and Director), in accordance with Nevada Gaming Commission requirements. Our compliance committee meets quarterly and is responsible for implementing and monitoring our compliance with Nevada regulatory matters. This committee will also review information and reports regarding the suitability of potential key employees or other parties who may be involved in material transactions or relationships with us.
Indiana Regulatory Matters
We own and operate a wholly-owned subsidiary, Gaming Entertainment (Indiana) LLC, which acquired and operates Rising Star Casino Resort in Rising Sun, Indiana. The ownership and operation of casino facilities in Indiana are subject to extensive state and local regulation, including primarily the licensing and regulatory control of the Indiana Gaming Commission. The Indiana Gaming Commission is given extensive powers and duties for administering, regulating and enforcing riverboat gaming in Indiana.
Pursuant to the Indiana Riverboat Gaming Act, as amended (the “Indiana Act”), the Indiana Gaming Commission is authorized to award up to 11 gaming licenses to operate riverboat casinos in the State of Indiana, including five to counties contiguous to Lake Michigan in northern Indiana, five to counties contiguous to the Ohio River in southern Indiana and one to a county contiguous to Patoka Lake in southern Indiana, which was subsequently relocated to French Lick, Indiana. In April 2007, the Indiana General Assembly enacted legislation that authorized the two horse tracks located in Anderson and Shelbyville, Indiana to install 2,000 slot machines at each facility (“racinos”). The Indiana Gaming Commission granted each horse track a five-year gaming license authorizing the use of such slot machines. Installation of slot machines beyond the statutorily authorized number requires further approval by the Indiana Gaming Commission. The slot operations at the race tracks opened in the second quarter of 2008. In November 2011, the Indiana Commission authorized Indiana Live! Casino (now known as Indiana Grand), located in Shelbyville to install up to 2,200 slot machines at its facility. In November 2012, the Indiana Gaming Commission authorized Hoosier Park to install up to 2,200 slot machines at its facility.
The Indiana Act strictly regulates the facilities, persons, associations and practices related to gaming operations pursuant to the police powers of Indiana, including comprehensive law enforcement provisions. The Indiana Act vests the Indiana Gaming Commission with the power and duties of administering, regulating and enforcing the system of riverboat gaming in Indiana. The Indiana Gaming Commission’s jurisdiction extends to every person, association, corporation, partnership and trust involved in riverboat gaming operations in Indiana.
The Indiana Act requires the owner of a riverboat gaming operation to hold an owner’s license issued by the Indiana Gaming Commission. To obtain an owner’s license, the Indiana Act requires extensive disclosure of records and other information concerning an applicant. Applicants for licensure must submit a comprehensive application and personal disclosure forms and undergo an exhaustive background investigation prior to the issuance of a license. The applicant must also disclose the identity of every person holding an ownership interest in the applicant. Any person holding an interest of 5% or more in the applicant must undergo a background investigation and be licensed. The Indiana Gaming Commission has the authority to request specific information on or license anyone holding an ownership interest.
Each license entitles the licensee to own and operate one riverboat and gaming equipment as part of a gaming operation. The Indiana Act allows a person to hold up to 100% of up to two individual licenses. Each initial owner’s license runs for a period of five years. Thereafter, the license is subject to renewal on an annual basis upon a determination by the Indiana Gaming Commission that the licensee continues to be eligible for an owner’s license pursuant to the Indiana Act and the rules and regulations adopted thereunder. Gaming Entertainment (Indiana) LLC applied for and, on March 15, 2011, was granted the transfer of a riverboat owner’s license. Thereafter, Gaming Entertainment (Indiana) LLC has renewed its license annually on September 15 of each year.

The Indiana Act requires that a licensed owner undergo a complete investigation every three years. If for any reason the license is terminated, the assets of the riverboat gaming operation cannot be disposed of without the approval of the Indiana Gaming Commission. Furthermore, the Indiana Act requires that officers, directors and employees of a gaming operation be licensed. In 2009, the Indiana General Assembly enacted legislation requiring all casino operators to submit for approval by the Commission a written power of attorney identifying a person who would serve as a trustee to temporarily operate the casino in certain rare circumstances, such as the revocation or non-renewal of any owner’s license. Gaming Entertainment (Indiana) LLC most recently had its power of attorney approval renewed on September 12, 2013.
The Indiana Gaming Commission has a rule mandating that licensees maintain a cash reserve to protect patrons against defaults in gaming debts. The cash reserve is to be equal to a licensee’s average payout for a three-day period based on the riverboat’s performance during the prior calendar quarter. The cash reserve can consist of cash on hand, cash maintained in Indiana bank accounts and cash equivalents not otherwise committed or obligated.
The Indiana Act does not limit the maximum bet or loss per patron. Each licensee sets minimum and maximum wagers on its own games. Players must use chips or tokens as, according to the Indiana Act, wagering may not be conducted with money or other negotiable currency. No person under the age of 21 is permitted to wager, and wagers may only be taken from persons present at a licensed riverboat.
The Indiana Gaming Commission places special emphasis on the participation of minority business enterprises (“MBEs”) and women business enterprises (“WBEs”) in the riverboat industry. Each licensee is required to submit annually to the Indiana Gaming Commission a report that includes the total dollar value of contracts awarded for goods and services and the percentage awarded to MBEs and WBEs, respectively. Prior to 2008, the Indiana Gaming Commission required licensees to establish goals of expending 10% of the total dollars spent on the majority of goods and services with MBEs and 5% with WBEs. Following a disparity study in 2007 to determine whether there existed a gap between the capacity of MBEs and WBEs and the utilization thereof by riverboat casinos in Indiana, the Indiana Commission mandated that, effective as of January 1, 2008, annual goals for expenditures to WBEs for the purchase of construction goods and services shall be set at 10.9%. In November 2010, relying on two years of expenditure data, that indicated a statistically significant disparity, the Indiana Gaming Commission issued Resolution 2010-217 to mandate that, effective January 1, 2011, the annual goal for expenditures to MBEs for the purchase of construction goods and services shall be set at 23.2%. The Indiana Act requires that the Indiana Gaming Commission update the disparity study every five years. Accordingly, a disparity study was conducted in 2012, reviewing Indiana riverboat and racino expenditures between January 1, 2009 and December 31, 2011 (the “2012 Disparity Study”).
The 2012 Disparity Study showed that there were no expenditure disparities by riverboat casinos or racinos. On November 15, 2012, the Indiana Gaming Commission adopted the 2012 Disparity Study. For expenditures in all areas, the Indiana Gaming Commission has taken the position that the capacity percentages set forth in the 2012 Disparity Study for MBEs and WBEs, respectively, are goals and targets for which best faith efforts of each licensee are expected. Failure to meet these goals will be scrutinized heavily by the Indiana Gaming Commission and the Indiana Act authorizes the Indiana Gaming Commission to suspend, limit or revoke an owner’s gaming license or impose a fine for failure to comply with these guidelines. However, if a determination is made that a licensee has failed to demonstrate compliance with these guidelines, the licensee has 90 days from the date of the determination to comply.
A licensee may not lease, hypothecate, borrow money against or lend money against an owner’s riverboat gaming license. An ownership interest in an owner’s riverboat gaming license may only be transferred in accordance with the regulations promulgated under the Indiana Act.
Indiana state law stipulates a graduated wagering tax with a starting tax rate of 5% of the first $25.0 million of adjusted gross receipts for casinos with adjusted gross gaming receipts under $75.0 million during the fiscal tax year ended June 30, 2014, with a deduction for free play and a top rate of 40% for adjusted gross receipts in excess of $600.0 million. In addition to the wagering tax, an admissions tax of $3 per admission is assessed. The Indiana Act provides for the suspension or revocation of a license if the wagering and admissions taxes are not timely submitted.

A licensee may enter into debt transactions that total $1.0 million or more only with the prior approval of the Indiana Gaming Commission. Such approval is subject to compliance with requisite procedures and a showing that each person with whom the licensee enters into a debt transaction would be suitable for licensure under the Indiana Act. Unless waived, approval of debt transactions requires consideration by the Commission at two business meetings. The Indiana Gaming Commission, by resolution, has authorized its executive director, subject to subsequent ratification by the Indiana Gaming Commission, to approve debt transactions after a review of the transaction documents and consultation with the Indian Gaming Commission chair and the Indiana Gaming Commission’s financial consultant.
The Indiana Gaming Commission may subject a licensee to fines, suspension or revocation of its license for any act that is in violation of the Indiana Act or the regulations of the Indiana Gaming Commission or for any other fraudulent act. In addition, the Indiana Gaming Commission may revoke an owner’s license if the Indiana Gaming Commission determines that the revocation of the license is in the best interests of the State of Indiana. Limitation, conditioning, or suspension of any gaming license or approval or the directive to utilize its power of attorney could (and revocation of any gaming license or approval would) materially adversely affect us, our gaming operations and our results of operations.
The Indiana Act provides that the sale of alcoholic beverages at riverboat casinos is subject to licensing, control and regulation pursuant to Title 7.1 of the Indiana Code and the rules adopted by the Indiana Alcohol and Tobacco Commission.
Mississippi Regulatory Matters
In order to acquire and own Silver Slipper Casino or any other gaming operation in Mississippi, including the potential acquisition of the membership interests of Majestic Mississippi, LLC, the owner of Fitz Tunica Casino & Hotel, we are subject to the Mississippi Gaming Control Act (“Mississippi Act”) and to the licensing and regulatory control of the Mississippi Gaming Commission, and various local, city and county regulatory agencies. The Mississippi Act is similar to the Nevada Gaming Control Act. The Mississippi Gaming Commission has adopted regulations that are also similar in many respects to the Nevada gaming regulations.
The laws, regulations and supervisory procedures of the Mississippi gaming authorities are based upon declarations of public policy which are concerned with, among other things:
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  the character of persons having any direct or indirect involvement with gaming to prevent unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;
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  the establishment and application of responsible accounting practices and procedures;
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  maintenance of effective control over the financial practices and financial stability of licensees, including procedures for internal controls and the safeguarding of assets and revenues, including recordkeeping and requiring the filing of periodic reports to the Mississippi Gaming Commission;
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  the prevention of cheating and fraudulent practices;
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  providing a source of state and local revenues through taxation and licensing fees; and
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  ensuring that gaming licensees, to the extent practicable, employ Mississippi residents.
The Mississippi Act provides for legalized gaming in each of the 14 counties that border the Gulf Coast or the Mississippi River; however, gaming is legalized only if the voters in the county have not voted to prohibit gaming in that county. Currently, gaming is permissible in nine of the fourteen counties and occurs in nine counties. Historically, the Mississippi Act required gaming vessels to be located on the Mississippi River or on navigable waterways in eligible counties along the Mississippi River or in waters along the Gulf Coast shore of the eligible counties. However, more recently, the Mississippi Act has been amended to permit licensees in the three counties along the Gulf Coast to establish land based casino operations. Due to another change to the Mississippi Act, the Mississippi Gaming Commission has also permitted licensees in approved river counties to conduct gaming operations on permanent structures, provided that the majority of any such structure is located on the river side of the “bank full” line of the Mississippi River.

We and any subsidiary we own that operates a casino in Mississippi are subject to the licensing and regulatory control of the Mississippi Gaming Commission. As the sole member of Silver Slipper Casino Venture LLC, a licensee of the Mississippi Gaming Commission, we applied for registration with the Mississippi Gaming Commission as a publicly traded corporation, which was granted on September 20, 2012. As a registered corporation, we are required periodically to submit financial and operating reports, and any other information that the Mississippi Gaming Commission may require. If we fail to satisfy the registration requirements of the Mississippi Act, we and our Mississippi subsidiary, Silver Slipper Casino Venture LLC, cannot own or operate gaming facilities in Mississippi. No person may become a stockholder of or receive any percentage of profits from a Mississippi gaming subsidiary without first obtaining the necessary licensing and approvals from the Mississippi Gaming Commission. A Mississippi gaming subsidiary must maintain a gaming license from the Mississippi Gaming Commission, subject to certain conditions, including continued compliance with all applicable state laws and regulations.
There are no limitations on the number of gaming licenses that may be granted. Further, the Mississippi Act provides for 24-hour gaming operations and does not limit the maximum bet or loss per patron or the percentage of space that may be utilized for gaming. Gaming licenses are issued for a three year period and must be renewed periodically thereafter. Silver Slipper Casino was most recently granted a renewal of its license by the Mississippi Gaming Commission on June 21, 2012, effective July 20, 2012. This license expires on July 15, 2015.
The Mississippi gaming authorities may limit, condition, suspend or revoke a license, registration, approval or finding of suitability for any cause deemed reasonable by the Mississippi Gaming Commission. If a Mississippi Gaming Commission determines that we violated gaming laws, then the approvals and licenses we hold could be limited, conditioned, suspended or revoked, and we, and the individuals involved, could be subject to substantial fines for each separate violation of the gaming laws at the discretion of the Mississippi Gaming Commission. Because of such a violation, the Mississippi Gaming Commission may attempt to appoint a supervisor to operate the casino facilities. Limitation, conditioning, or suspension of any gaming license or approval or the appointment of a supervisor could (and revocation of any gaming license or approval would) materially adversely affect us, our gaming operations and our results of operations.
Certain of our officers, directors and key employees are required to be, and have been, found suitable by the Mississippi Gaming Commission and employees associated with gaming must obtain work permits which are subject to immediate suspension under certain circumstances. An application for suitability may be denied for any cause deemed reasonable by the Mississippi Gaming Commission. Changes in specified key positions must be reported to the Mississippi Gaming Commission. In addition to its authority to deny an application for a license, the Mississippi Gaming Commission has jurisdiction to disapprove a change in position by an officer, director or key employee. The Mississippi Gaming Commission has the power to require licensed gaming companies to suspend or dismiss officers, directors or other key employees and to sever relationships with other persons who refuse to file appropriate applications or whom the authorities find unsuitable to act in such capacities. Determinations of suitability or questions pertaining to licensing are not subject to judicial review in Mississippi. We believe that we have obtained, applied for or are in the process of applying for all necessary findings of suitability with respect to such persons affiliated with us or Silver Slipper Casino Venture LLC, although the Mississippi Gaming Commission, in its discretion, may require additional persons to file applications for findings of suitability. Approval of the Mississippi Gaming Commission is also a condition to closing on our pending purchase of the membership interests of Majestic Mississippi, LLC, the owner of Fitz Tunica Casino & Hotel.
The Mississippi Gaming Commission may also require anyone having a material relationship or involvement with us to be found suitable or licensed, in which case those persons are required to pay the costs and fees in connection with the investigation. At any time, the Mississippi Gaming Commission has the power to investigate and require the finding of suitability of any record of our beneficial stockholders. The Mississippi Act requires that any person who acquires more than 5% of any class of our voting securities, as reported to the Securities and Exchange Commission, must report the acquisition to the Mississippi Gaming Commission and such person may be required to be found suitable. Also, any person who becomes a beneficial owner of 10% or more of any class of our voting securities, as reported to the Securities and Exchange Commission, is required to apply for a finding of suitability by the Mississippi

Gaming Commission and must pay the costs and fees that the Mississippi Gaming Commission incurs in conducting its investigation. If a stockholder who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information, including a list of beneficial owners.
The Mississippi Gaming Commission generally has exercised its discretion to require a finding of suitability of any beneficial owner of 5% of any class of voting securities of a registered corporation. However, under certain circumstances, an “institutional investor”, as defined in the Mississippi gaming regulations, which acquires more than 10%, but not more than 15%, of the voting securities of a registered corporation, as reported to the Securities and Exchange Commission, may apply for a waiver of such finding of suitability if such investor holds the securities for investment purposes only. An institutional investor will be deemed to hold voting securities for investment purposes only if the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of our board of directors, any change in our corporate charter, bylaws, management, policies or operations, or any of our gaming affiliates, or any other action which the Mississippi Gaming Commission finds to be inconsistent with holding our voting securities for investment purposes only. Activities that are not deemed to be inconsistent with holding voting securities for investment purposes include (1) voting on all matters voted on by stockholders; (2) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in the registered corporation’s management, policies or operations’ and (3) such other activities as the Mississippi Gaming Commission may determine to be consistent with such investment intent.
Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Mississippi Gaming Commission may be found unsuitable based solely on such failure or refusal. The same restrictions apply to a record owner if the record owner, when requested, fails to identify the beneficial owner. Any security holder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock beyond such period of time as may be prescribed by the Mississippi Gaming Commission may be guilty of a misdemeanor. We are subject to disciplinary action if, after we receive notice that a person is unsuitable to be a security holder or to have any other relationship with us, we:
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  pay that person any dividend or interest upon our voting securities;
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  recognize the exercise, directly or indirectly of any voting right conferred through securities held by that person;
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  Pay the unsuitable person any remuneration in any form for services rendered or otherwise, except in certain limited and specific circumstances; or
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  Fail to pursue all lawful efforts to require the unsuitable person to divest himself of the securities including, if necessary, the immediate purchase of the securities for cash at fair market value.
The Mississippi Gaming Commission may also, in its discretion, require identities of the holders of our debt or other securities to file applications, be investigated and be found suitable to own any debt security of a registered corporation if the Mississippi Gaming Commission has reason to believe that the holder’s ownership of such debt securities would be inconsistent with the declared policies of the State of Mississippi. Although the Mississippi Gaming Commission generally does not require the individual holders of such notes to be investigated and found suitable, it retains the right to do so for any reason deemed necessary by the Mississippi Gaming Commission. The applicant holder of any debt securities is required to pay all costs of such investigation.
If the Mississippi Gaming Commission determines that a person is unsuitable to own such debt security, we may be sanctioned, including the loss of our approvals, if, without the prior approval of the Mississippi Gaming Commission, we:
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  pay to the unsuitable person any dividends, interest or any distribution whatsoever;
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  recognize any voting right by such unsuitable person in connection with such securities;
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  pay the unsuitable person remuneration in any form; or

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  make any payment to the unsuitable person by way of principal, redemption, conversion; exchange, liquidation or similar transaction.
Each Mississippi gaming subsidiary must maintain in Mississippi a current stock ledger with respect to the ownership of its equity securities. We also must maintain a current list of our shareholders, which must reflect the record ownership of each outstanding share of any class of our equity securities. The ledger and stockholder lists must be available for inspection by the Mississippi Gaming Commission at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Mississippi Gaming Commission. A failure to make such disclosure may be grounds for finding the record holder unsuitable. We must also render maximum assistance in determining the identity of the beneficial owner. The Mississippi Act requires that certificates representing securities of a registered corporation bear a legend indicating that the securities are subject to the Mississippi Act and the regulations of the Mississippi Gaming Commission. On September 20, 2012, we received a waiver of this legend requirement from the Mississippi Gaming Commission. The Mississippi Gaming Commission has the power to impose additional restrictions on the holders of our securities at any time.
Substantially all material loans, leases, sales of securities and similar financing transactions by a registered corporation or a Mississippi gaming subsidiary must be reported to and approved by the Mississippi Gaming Commission. A Mississippi gaming subsidiary may not make a public offering of its securities, but may pledge or mortgage casino facilities. A registered corporation may not make a public offering of its securities without the prior approval of the Mississippi Gaming Commission if any part of the proceeds of the offering is to be used to finance the construction, acquisition, or operation of gaming facilities in Mississippi or to retire or extend obligations incurred for those purposes. Such approval, if given, does not constitute a recommendation or approval of the investment merits of the securities subject to the offering. We have received a waiver of the prior approval requirement with respect to public offerings and private placements of securities, subject to certain conditions.
A Mississippi gaming subsidiary may not guarantee a security issued by an affiliated company pursuant to a public offering, or pledge its assets to secure payment or performance of the obligations evidenced by a security issued by an affiliated company, without the prior approval of the Mississippi Gaming Commission. A pledge of the stock of a Mississippi gaming subsidiary and the foreclosure of such a pledge are ineffective without the prior approval of the Mississippi Gaming Commission. We have obtained approvals from the Mississippi Gaming Commission for such guarantees, pledges and restrictions in connection with offerings of securities, subject to certain restrictions.
Also, changes in control through merger, consolidation, acquisition of assets, management or consulting agreements or any form of takeover cannot occur without prior investigation and approval by the Mississippi Gaming Commission.
The Mississippi legislature has declared that some repurchases of voting securities, corporate acquisitions opposed by management, and corporate defense tactics affecting Mississippi gaming licensees and registered corporations that are affiliated with those operations, may be harmful to stable and productive corporate gaming. The Mississippi Gaming Commission has established a regulatory scheme to reduce the potentially adverse effects of these business practices upon Mississippi’s gaming industry and to further Mississippi’s policy to:
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  assure the financial stability of corporate gaming licensees and their affiliates;
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  preserve the beneficial aspects of conducting business in the corporate form; and
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  promote a neutral environment for the orderly governance of corporate affairs.
Because we are a registered corporation, approvals may be required from the Mississippi Gaming Commission before we can make exceptional repurchases of voting securities above their current market price and before a corporate acquisition opposed by management can be consummated. Mississippi gaming regulations also require prior approval of a plan of recapitalization proposed by a registered corporation’s board of directors in response to a tender offer made directly to its stockholders for the purpose of acquiring control of the registered corporation.

Neither we nor Silver Slipper Casino Venture LLC may engage in gaming activities in Mississippi while also conducting operations outside of Mississippi without approval of, or a waiver of such approval by, the Mississippi Gaming Commission. The Mississippi Gaming Commission may require determinations that there are means for the Mississippi Gaming Commission to have access to information concerning us and our affiliates’ out-of-state gaming operations. We have approval from the Mississippi Gaming Commission for foreign gaming operations in that such approval for foreign gaming operations is automatically granted under the Mississippi regulations in connection with foreign operations (except for internet gaming activities) conducted within the 50 states or any territory of the United States, or on board any cruise ship embarking from a port located therein. The Mississippi Gaming Commission requires a formal foreign gaming waiver for involvement in internet gaming.
License, fees and taxes are payable to the State of Mississippi, the Mississippi Gaming Commission, and the county and city in which our Mississippi subsidiary, Silver Slipper Casino Venture LLC’s gaming operations are conducted. Depending on the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually. Gaming fees and tax calculations are generally based upon (1) a percentage of the gross gaming revenues received by the subsidiary operation; (2) the number of gaming devices operated by the casino; or (3) the number of table games operated by the casino. The license fee payable to the State of Mississippi is based upon gaming receipts and the current maximum tax rate imposed is 8% of all gaming receipts in excess of $134,000 per month.
The sale of alcoholic beverages at our Mississippi gaming operation is subject to the licensing, control and regulation by the Alcoholic Beverage Control Division of the Mississippi State Tax Commission (“ABC”) as well as local ordinances. If alcohol regulations are violated, the ABC may limit, condition, suspend or revoke any license for the serving of alcoholic beverages or place such licensee on probation with or without conditions.
In November 2004, Silver Slipper Casino Venture LLC entered into a thirty-year public trust tidelands lease agreement with the State of Mississippi for the marsh lands. Prior to Hurricane Katrina, all Gulf Coast casinos had this type of tidelands lease with the State of Mississippi for lease of the water bottom under the casino when casinos were required to be over water. Subsequent to Hurricane Katrina, the law changed to allow casinos to be built on land no further than 800 feet from the approved gaming site, therefore the tidelands lease expired and the Gulf Coast casinos hold an “In Lieu” agreement with the State of Mississippi. The “In Lieu” agreements are in the form of a property tax assessment with the State of Mississippi and the properties are taxed as long as they occupy the land and continue gaming operations.
Tribal Gaming
Gaming on tribal lands (lands over which tribes have jurisdiction and which meet the definition of tribal lands under the Indian Gaming Regulatory Act of 1988, (the “Regulatory Act”)) is regulated by federal, state and tribal governments. The regulatory environment regarding tribal gaming is always changing. Changes in federal, state or tribal law or regulations may limit or otherwise affect tribal gaming or may be applied retroactively and could then have a negative effect on our operations.
The terms and conditions of management agreements or other agreements and the operation of casinos on tribal lands are subject to the Regulatory Act, which is implemented by the National Indian Gaming Commission (“NIGC”). The contracts also are subject to the provisions of statutes relating to contracts with tribes, which are supervised by the United States Department of the Interior. The Regulatory Act is interpreted by the Department of the Interior and the NIGC and may be clarified or amended by the judiciary or legislature.
Under the Regulatory Act, the NIGC has the power to:
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  inspect and examine certain tribal gaming facilities;
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  perform background checks on persons associated with tribal gaming;
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  inspect, copy and audit all records of tribal gaming facilities;
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  hold hearings, issue subpoenas, take depositions, and adopt regulations; and
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  penalize violators of the Regulatory Act.

Penalties for violations of the Regulatory Act include fines, and possible temporary or permanent closing of gaming facilities. The Department of Justice may also impose federal criminal sanctions for illegal gaming on tribal lands and for theft from tribal gaming facilities.
The Regulatory Act also requires that the NIGC review tribal gaming ordinances. Such ordinances are approved only if they meet certain requirements relating to:
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  ownership;
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  security;
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  personnel background;
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  recordkeeping and auditing of the tribe’s gaming enterprises;
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  use of the revenues from gaming; and
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  protection of the environment and the public health and safety.
The Regulatory Act also regulates tribal gaming and management agreements. The NIGC must approve management agreements and collateral agreements, including agreements like promissory notes, loan agreements and security agreements. A management agreement can be approved only after determining that the contract provides for:
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  adequate accounting procedures and verifiable financial reports, copies of which must be furnished to the tribe;
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  tribal access to the daily operations of the gaming enterprise, including the right to verify gross revenues and income;
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  minimum guaranteed payments to the tribe, which must have priority over the retirement of development and construction costs;
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  a ceiling on the repayment of such development and construction costs; and
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  a contract term not exceeding five years and a management fee not exceeding 30% of net revenues as defined by the agency and a determination by the chairman of the NIGC that the fee is reasonable considering the circumstances; provided that the NIGC may approve up to a seven-year term and a management fee not to exceed 40% of net revenues if the NIGC is satisfied that the capital investment required or the income projections for the particular gaming activity justify the larger profit allocation and longer term.
Under the Regulatory Act, we must provide the NIGC with background information, including financial statements and gaming experience, on:
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  each person with management responsibility for a management agreement;
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  each of our directors; and
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  the ten persons who have the greatest direct or indirect financial interest in a management agreement to which we are a party, or
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  in the case of a publicly traded company, the holders of 5% or more of the ownership interest in the company.
The NIGC will not approve a management company and may void an existing management agreement if a director, key employee or an interested person of the management company:
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  is an elected member of the tribal government that owns the facility being managed;
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  has been or is convicted of a felony or misdemeanor gaming offense;
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  has knowingly and willfully provided materially false information to the NIGC or a tribe;
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  has refused to respond to questions from the NIGC;

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  is a person whose prior history, reputation and associations pose a threat to the public interest or to effective gaming regulation and control, or create or enhance the chance of unsuitable, unfair or illegal activities in gaming or the business and financial arrangements incidental thereto; or
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  has tried to influence any decision or process of tribal government relating to gaming.
Contracts may also be voided if:
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  the management company has materially breached the terms of the management agreement, or the tribe’s gaming ordinance; or
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  a trustee, exercising the skill and diligence to which a trustee is commonly held, would not approve such management agreement.
The Regulatory Act divides games that may be played on tribal land into three categories. Class I Gaming includes traditional tribal games and private social games and is not regulated under the Regulatory Act. Class II Gaming includes bingo, pull tabs, lotto, punch boards, tip jars, instant bingo, and other games similar to bingo, if those games are played at a location where bingo is played. Class III Gaming includes all other commercial forms of gaming, such as video casino games (e.g., video slots, video blackjack), so-called “table games” (e.g., blackjack, craps, roulette), and other commercial gaming (e.g., sports betting and pari-mutuel wagering).
Class II Gaming is allowed on tribal land if performed according to a tribal ordinance which has been approved by the NIGC and if the state in which the tribal land is located allows such gaming for any purpose. Class II Gaming also must comply with several other requirements, including a requirement that key management officials and employees be licensed by the tribe.
Class III Gaming is permitted on tribal land if the same conditions that apply to Class II Gaming are met and if the gaming is performed according to the terms of a written gaming compact between the tribe and the host state. The Regulatory Act requires states to negotiate in good faith with tribes that seek to enter into tribal-state compacts. Should the state not negotiate in good faith, regulations of the Department of Interior allow the Secretary of the Interior to impose the terms of a gaming compact on the state.
The negotiation and adoption of tribal-state compacts is vulnerable to legal and political changes that may affect our future revenues and securities prices. Accordingly, we cannot predict:
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  which additional states, if any, will approve casino gaming on tribal land;
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  the timing of any such approval;
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  the types of gaming permitted by each tribal-state compact;
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  any limits on the number of gaming machines allowed per facility; or
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  whether states will attempt to renegotiate or take other steps that may affect existing compacts.
Under the Regulatory Act, tribal governments have primary regulatory authority over gaming on tribal land within the tribe’s jurisdiction unless a tribal-state compact has delegated this authority. Therefore, persons engaged in gaming activities, including us, are subject to the provisions of tribal ordinances and regulations on gaming.
Tribal-state compacts have been litigated in several states, including Michigan. In addition, many bills have been introduced in Congress that would amend the Regulatory Act, including bills introduced in 2005 that seek to limit “off reservation” gaming by tribes. Although this legislative attempt was rejected, the Department of the Interior under the Bush administration in January 2008 issued a “guidance memorandum” immediately followed by a series of decisions which gave effect to the defeated legislation, placing limitations on the distance a tribal casino could be from the tribe’s reservation. Although under the Obama administration, the strictures of the “guidance memorandum” have been reduced, there continues to be a policy of restricting the ability of tribes from operating gaming facilities that are remote from the tribe’s reservation or core geographic area of operation. If the Regulatory Act were amended or this department policy remain in effect, then the governmental structure and requirements by which tribes may conduct gaming could be significantly changed, which could have an impact on our future operations and development of tribal gaming opportunities. Furthermore, in 2009, the United States Supreme Court issued a decision which interpreted the Indian Reorganization Act, enacted in 1934, and found that the Secretary of the Interior was only authorized to take land into trust for tribes recognized as of the date of that Act. Thus, a tribe receiving federal recognition after 1934 was not allowed to have land taken into trust for its benefit.
Pueblo of Pojoaque Gaming Commission
On September 23, 2011, a management contract between us and Buffalo Thunder, Inc. and Pojoaque Gaming, Inc. became effective. Those entities are the operating arms of the Pueblo of Pojoaque in Santa Fe, New Mexico (“the Pueblo”). The management contract and two ancillary employment agreements had been approved by the NIGC pursuant to the Regulatory Act. Gaming on the Pueblo is subject to regulation and control by the NIGC as detailed above and the Pueblo of Pojoaque Gaming Commission (“Pueblo Gaming Commission”). The Pueblo Gaming Commission is authorized under the Pueblo Gaming Ordinance to regulate gaming. Regulations of the Gaming Commission require the licensing of managers, employees and gaming vendors. The Pueblo Gaming Commission has the authority to require any persons or entities with an interest in the gaming operations or seeking to conduct business with the gaming operations to submit applications for licensing or approval, submit to background and financial investigations and criminal checks to determine that such persons or entities have the requisite honesty, integrity and experience to not adversely affect gaming operations or pose a threat to the integrity of the gaming operations or the Pueblo.
The Pueblo Gaming Commission is empowered to conduct investigations, issue Notices of Violation, conduct hearings and impose penalties including fines, suspension, termination or revocation of gaming licenses or deny the issuance of gaming licenses for violations of the gaming ordinance or the Pueblo Gaming Commission’s regulations.
The Pueblo Gaming Commission maintains a presence at the gaming facilities to ensure the fairness of the games, protection of the public and Pueblo and security of the Pueblo’s assets.
The two Company executives who are responsible for the management of the gaming operations have been granted gaming licenses by the Pueblo Gaming Commission.
Costs and Effects of Compliance with Environmental Laws
Indiana riverboat casinos are subject to regulation by the Indiana Department of Environmental Management (IDEM). That department has regulations similar to the federal Department of Environmental Protection and maintains enforcement programs in the areas of air pollution, water and wastewater pollution and hazardous waste handling. As a riverboat and land-based golf club, we are subject to the regulation of the IDEM in our operations. The IDEM has reporting requirements and can impose fines and other penalties for violations of its regulations. While there can be criminal sanctions for serious and intentional violations of the regulations, the general penalty is a fine of up to $0.03 million for each day of a violation and injunctions against continued violations and corrective orders. Rising Star Casino Resort has not been the subject of any fine or other enforcement proceeding by the IDEM.
In order to have land taken into trust or otherwise be approved for use by a tribe for gaming purposes by the federal Bureau of Indian Affairs (BIA), as a federal agency, the BIA is required to comply with the National Environmental Policy Act (NEPA). Likewise, in order for the NIGC to approve a management agreement for us to manage a tribal gaming casino as required by the Indian Gaming Regulatory Act, the NIGC, as a federal agency, is required to comply with NEPA. For these purposes, NEPA requires a federal agency to consider the effect on the physical and natural environment of a development project as part of its approval process. Compliance with NEPA begins with conducting an environmental assessment, which considers the factors identified in NEPA, as implemented by the Council on Environmental Quality, and determines whether the development will cause a significant impact on the environment. If not, the federal agency may issue a finding of no significant impact. If the federal agency determines the development project may cause a significant impact on the environment, then it will conduct a further study resulting in an environmental impact statement, which considers all impacts on the environment and what can be done to mitigate those impacts. Because this constitutes action by a federal agency, any of these determinations can be the subject of litigation.

Competition
The gaming industry is highly competitive. Gaming activities include traditional land-based casinos, riverboat and dockside gaming, casino gaming on tribal land, state-sponsored lotteries, video poker in restaurants, bars and hotels, internet gaming, pari-mutuel betting on horse racing, dog racing and jai alai, sports bookmaking, card rooms, and casinos at racetracks. Silver Slipper Casino, Rising Star Casino Resort, Grand Lodge Casino, Stockman’s Casino and the Indian-owned and other casinos that we may be developing and plan to manage or own compete with all these forms of gaming, and will compete with any new forms of gaming that may be legalized in additional jurisdictions, as well as with other types of entertainment. Some of our competitors have more personnel and greater financial or other resources than we do.
Silver Slipper Casino is one of eleven casinos located on the Gulf Coast. Its closest competitor is the Hollywood Casino, approximately a fifteen minute drive to the northwest in Bay St. Louis, which is larger with 56,300 square feet of casino space, approximately 1,200 slot machines, 20 table games, poker room, 290 hotel rooms and four dining options. Further to the east is the Island View Casino, approximately thirty minutes away in Gulfport, with 83,000 square feet of casino space, approximately 2,000 slot machines, over 40 table games, approximately 560 hotel rooms and four dining options. In August 2013, Island View Casino Resort officials announced plans for a $50.0 million expansion to include an approximately 400 room beachfront hotel, restaurants and meeting and convention space. Construction will begin this fall and is expected to be completed by the summer of 2015. There are eight casinos in the Biloxi area, approximately an hour away on I-10 East. The largest Biloxi casinos include the Beau Rivage Casino & Hotel and IP Casino, Resort & Spa. The IP Casino, Resort & Spa includes approximately 70,000 square feet of gaming space, 1,800 slot machines, 60 table games and a poker room. The Beau Rivage Casino & Hotel includes approximately 79,000 square feet of casino space, 2,000 slot machines, 80 table games and a poker room. Approximately a one and a half hour drive on I-10 West from Silver Slipper Casino are three casinos located in and near New Orleans, which include the Harrah’s New Orleans Casino, Boomtown Casino New Orleans and the Treasure Chest Casino. The largest of these casinos is the Harrah’s New Orleans Casino, the only land casino in downtown New Orleans which features approximately 125,000 square feet of gaming space, 1,800 gaming machines, 150 table and poker games and ten restaurants. Each of these facilities is within the general market of Silver Slipper Casino and is expected to continue providing competition to our Silver Slipper Casino operation.
Rising Star Casino Resort is one of three riverboat casinos located on the Ohio River in southeastern Indiana. Its closest competitor is the Hollywood Casino, approximately a twenty minute drive, which is larger with 142,500 square feet of casino space, over 2,900 slot machines, 80 table games, poker room and five dining options. To the south of the Rising Star Casino Resort is the Belterra Casino, approximately thirty minutes away, with approximately 50,000 square feet of casino space, 1,400 slot machines and 53 table games. Ohio has recently authorized legalized gambling and the new Scioto Downs Racino and Hollywood Casino opened in Columbus, Ohio in June and October 2012, respectively. The Scioto Downs Racino includes over 2,100 slots and live horse racing. The Ohio Hollywood Casino includes over 3,000 slots, approximately 70 table games and a poker room. The Horseshoe Casino Cincinnati opened on March 4, 2013 and features approximately 96,000 square feet of casino space, 1,800 slot machines, 120 table games and a poker room. Miami Valley opened in December 2013. There are also two proposed racinos within the general market of Rising Star Casino Resort which are expected to open in 2014 and provide increased competition to our Rising Star Casino Resort operation. While Kentucky has limited legal gaming, the cities of Lexington and Louisville are within the market of Rising Star Casino Resort and there is a possibility that Kentucky will expand legalized gaming in the near future.
Grand Lodge Casino is one of four casinos located within a five mile radius of each other in the north Lake Tahoe area. The closest and largest competitor is the Tahoe Biltmore Lodge & Casino which is approximately 4.5 miles away and has more than 200 slot machines, approximately eight table games and a sports book. In South Lake Tahoe, approximately a 45 minute drive from Incline Village, there are four gaming properties, which do not directly compete with the North Lake Tahoe area. There are also numerous Native American casinos serving the Northern California market.
Stockman’s Casino is located on the west side of Fallon, Nevada on Highway 50, approximately 60 miles east of Reno, Nevada, and is the largest of several casinos in the Churchill County area. The county’s population is roughly 25,000 with a nearby naval air base which has a significant economic impact on our business. Of the approximately nine casinos currently operating in the Fallon, Nevada market, our major competitors are three other casinos that are smaller than Stockman’s Casino both in size and the number of gaming machines. While we are not aware of any significant planned expansion to gaming capacity in the Churchill County area, additional competition may adversely affect our financial condition or results of operations.
The Buffalo Thunder Casino and Resort and the Cities of Gold and other gaming facilities are two of four casinos located in the Santa Fe, New Mexico area. The closest competitor is the Camel Rock Casino in Santa Fe, New Mexico, approximately a ten minute drive, which is smaller with approximately 500 slot machines, two table games and two dining options. To the southwest, approximately an hour away, is the San Felipe Casino Hollywood, located in Algodones, New Mexico. The San Felipe Casino Hollywood includes approximately 600 slot machines and an RV park. The San Felipe Travel Center, which is adjacent to the San Felipe Casino Hollywood, includes a 24-hour convenience store, restaurant and service station. There are three casinos located in Albuquerque, New Mexico, approximately a 1.5 hour drive away. The largest of these casinos is the Isleta Resort & Casino with 300,000 square feet of casino space, over 1,600 slot machines, approximately 30 table games, poker room, bingo and five dining options. Each of these facilities is within the general market of Buffalo Thunder Casino and Resort and the Cities of Gold and other gaming facilities and is expected to provide competition.
Employees
As of March 1, 2014, we had 16 full-time corporate employees, four of whom are executive officers and an additional three are senior management. The Silver Slipper Casino had approximately 400 full-time and 80 part-time employees, Rising Star Casino Resort had approximately 500 full-time and 150 part-time employees, Grand Lodge Casino had approximately 105 full-time and 30 part-time employees and Stockman’s Casino had approximately 95 full-time and 20 part-time employees. The Buffalo Thunder management contract oversees approximately 460 full-time and 15 part-time employees, none of which are our direct employees. We believe that our relationship with our employees is good. None of our employees are currently represented by a labor union, although such representation could occur in the future.
Description of Property
The following describes our principal real estate properties. All properties listed below and substantially all other assets secure our indebtedness in connection with our First Lien Credit Agreement and our Second Lien Credit Agreement.
Silver Slipper Casino
We own Silver Slipper Casino located in Bay St. Louis, Mississippi. The Silver Slipper Casino property consists of 38 acres of land we lease pursuant to a Lease with Option to Purchase, as amended, which expires on April 30, 2058. The leased land includes approximately 31 acres of protected marsh land as well as a seven acre casino parcel. Silver Slipper Casino includes approximately 37,000 square feet of gaming space and an adjacent surface lot. We also lease approximately five acres of land occupied by Silver Slipper Casino gaming office and warehouse space, as well as a small parcel of land with a building. In addition, we have commenced construction of a 142-room hotel adjacent to Silver Slipper Casino. Construction of the hotel is expected to be completed in late 2014 or early 2015.
Rising Star Casino Resort
We own Rising Star Casino Resort located in Rising Sun, Indiana on the Ohio River. The property consists of a dockside barge structure with approximately 40,000 square feet of gaming space, a land-based pavilion, a 190-room hotel, surface parking and an 18-hole golf course on 380 acres. In addition, a third party constructed a new 104-room hotel on property adjacent to Rising Star Casino Resort, bringing total room capacity to 294. We operate this new hotel pursuant to a 10-year capital lease that includes an option to purchase the new hotel at any time during the term of the lease.

Stockman’s Casino
We own Stockman’s Casino located in Fallon, Nevada. Stockman’s Casino is located on approximately five acres and includes 8,400 square feet of gaming space, a fine dining restaurant, coffee shop and adjacent surface parking.
Grand Lodge Casino
Pursuant to a lease expiring on August 31, 2018, we lease the Grand Lodge Casino at the Hyatt Regency Lake Tahoe Resort, Spa and Casino in Incline Village, Nevada on the north shore of Lake Tahoe. We pay a fixed monthly rent of $0.1 million over the initial term of the lease. The lease has an option, subject to mutual agreement, to renew the lease for an additional five-year term. The Grand Lodge Casino has 18,900 square feet of gaming area and the casino is integrated into the Hyatt Regency Lake Tahoe Resort, Spa and Casino.
Corporate Offices
We lease corporate office space in Las Vegas, Nevada pursuant to the amended lease agreement dated December 1, 2012. We occupy approximately 2,569 square feet of office space in the same location we have occupied since 2002. The lease agreement expires on May 31, 2018.
Legal Proceedings
We are subject to various legal and administrative proceedings relating to personal injuries, employment matters, commercial transactions and other matters arising in the normal course of business. We do not believe that the final outcome of these matters will have a material adverse effect on our consolidated financial position or results of operations. We maintain what we believe is adequate insurance coverage to further mitigate the risks of such proceedings.
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
None.

Management
Directors and Executive Officers
Our bylaws provide that the number of directors constituting our board of directors shall be fixed from time to time by the board. Our board of directors currently consists of five directors. The directors are Kenneth R. Adams, Carl G. Braunlich, Kathleen Marshall, Andre M. Hilliou and Mark J. Miller.
The names, ages and positions of all our directors and executive officers are listed below, followed by a brief account of their business experience during at least the past five years.

Name	Age	Position
Kenneth R. Adams	71	Director
Carl G. Braunlich	61	Vice Chairman
Andre M. Hilliou	66	Chairman/Chief Executive Officer
Kathleen Marshall	58	Director
Mark J. Miller	57	Director/Chief Operating Officer
Elaine L. Guidroz	36	Secretary and General Counsel
Deborah J. Pierce	65	Chief Financial Officer

Kenneth R. Adams joined our Board in January 2007. Mr. Adams is a principal in the gaming consulting firm, Ken Adams Ltd., which he founded in 1990. He is also an editor of the Adams’ Report monthly newsletter, the Adams’ Daily Report electronic newsletter and the Adams Analysis, each of which focus on the gaming industry. Since 2012, Mr. Adams has been a partner in the Colorado Grande in Cripple Creek, Colorado, a limited stakes casino with a restaurant and bar. Since August 1997, Mr. Adams has been a partner in Johnny Nolon’s Casino in Cripple Creek, Colorado, a limited stakes casino with a restaurant and bar. From 2001 until 2008, he served on the Board of Directors of Vision Gaming & Technology, Inc., a privately-held gaming machine company, and he formerly served on the Board of Directors of the Downtown Improvement Agency in Reno, Nevada. The Board believes Mr. Adams is qualified to serve as a Director due to his specific experience as a casino operator, his knowledge of the casino industry and his continuing analysis and review of the industry.
Dr. Carl G. Braunlich has been one of our directors since May 2005. Since August 2006, he has been an Associate Professor at University of Nevada, Las Vegas. Dr. Braunlich holds a Doctor of Business Administration in International Business from United States International University, San Diego, CA. Prior to joining the faculty of University of Nevada, Las Vegas, Dr. Braunlich was a Professor of Hotel Management at Purdue University since 1990. Previously he was on the faculty at United States International University. Dr. Braunlich has held executive positions at the Golden Nugget Hotel and Casino in Atlantic City, New Jersey and at Paradise Island Hotel and Casino, Nassau, Bahamas. He has been a consultant to Wynn Las Vegas, Harrah’s Entertainment, Inc., Showboat Hotel and Casino, Bellagio Resort and Casino, International Game Technology, Inc., Atlantic Lottery Corporation, Nova Scotia Gaming Corporation and the Nevada Council on Problem Gambling. He was on the Board of Directors of the National Council on Problem Gambling and has served on several Problem Gambling Committees, including those of the Nevada Resort Association and the American Gaming Association. The Board believes that Dr. Braunlich is qualified to serve as a Director due to his knowledge of and experience in the casino industry and his position as an educator and consultant to the casino industry.
Andre M. Hilliou became President and Chief Executive Officer of Full House in March 2004 and has been one of our directors since May 2005. From 2001 until joining us, he served as Chairman and Chief Executive Officer of Vision Gaming and Technology. Mr. Hilliou held executive positions with various companies including Chief Executive Officer of American Bingo and Gaming, Inc. and Chief Executive Officer of Aristocrat, Inc. He also spent approximately 11 years with Showboat, Inc., reaching the level of Senior Vice President of Operations for its Atlantic City, New Jersey property, and Chief Executive Officer of Showboat’s Sydney Harbour Casino. The Board believes that Mr. Hilliou is qualified to serve as a Director due to his extensive experience as a casino developer and operator for publicly traded companies.
Kathleen Marshall joined our Board in January 2007. Ms. Marshall has also been appointed the Chairperson of our Audit Committee. Ms. Marshall is a Certified Public Accountant who since

October 2008 has served as Director of Business Development of Global Connect, LLC a web-based voice messaging company. Prior to that, from July 2003 through August 2008 served as Vice President of Finance for Atlantic City Coin & Slot Service Co. Inc., which designs, manufactures and distributes electronic gaming devices. Between January and June 2003, Ms. Marshall worked as a consultant. From April 1999 to December 2002, she served as Vice President of Finance for the Atlantic City Convention and Visitors Authority, a government agency responsible for enhancing the economy of the region with coordination of the operations of the Atlantic City Convention Center. Prior to that, Ms. Marshall held various finance positions with several Atlantic City Casinos, including Atlantic City Showboat, Inc. and Caesars Atlantic City, Inc. The Board believes that Ms. Marshall is qualified to serve as a Director due to her knowledge of and experience in the casino industry and her background as a financial officer for casino and casino related companies.
Mark J. Miller has served as a member of our Board since May 2007 and has served as our Chief Operating Officer since May 2009. He also served as our Chief Financial Officer from February 2007 until December 2012. Mr. Miller served as one of our Directors from May 2005 until the announcement of his employment with Full House in January 2007. He rejoined the Board of Directors in May 2007. From September 2003 until December 2006, Mr. Miller served as Executive Vice President and Chief Financial Officer of Aero Products International, a leading maker of premium, air-filled bedding products. From December 1998 until May 2003, Mr. Miller was Executive Vice President and Chief Financial Officer and then, Chief Operating Officer of American Skiing Company, owner and operator of nine well-known ski resorts. From 1994 until 1998, he was an Executive Vice President of Showboat, Inc. with operational support responsibility for new casino development. Previously, Mr. Miller served in various positions within the Showboat organization, including President and Chief Executive Officer of Atlantic City Showboat, Inc. Mr. Miller holds a Master Degree in Accountancy from Brigham Young University and is a Certified Public Accountant. The Board believes that Mr. Miller is qualified to serve as a Director due to his extensive experience as a casino developer, operator and as a financial officer for publicly traded companies.
Elaine L. Guidroz was appointed as our Secretary in December 2012. She has served as our General Counsel since January 2013. Prior to serving as General Counsel, Ms. Guidroz has served as Associate General Counsel since February 2012. Ms. Guidroz began her gaming career in 2004 where she served as In-House Counsel to Grand Victoria Casino & Resort, owned and managed by Hyatt Gaming Management, Inc. From 2006 through 2011, Ms. Guidroz served as General Counsel and Compliance Officer to Grand Victoria Casino & Resort. Prior to joining Grand Victoria, Ms. Guidroz was in private practice in Indianapolis, Indiana, where she focused primarily on insurance defense matters. Ms. Guidroz received her Juris Doctorate, magna cum laude, from Indiana University McKinney School of Law. Ms. Guidroz also holds a Masters of Business Administration from Xavier University Williams College of Business, and a Bachelor of Arts from the University of North Carolina-Chapel Hill. Ms. Guidroz is admitted to practice law in the states of Indiana and Kentucky.
Deborah J. Pierce became our Chief Financial Officer on December 7, 2012. From January 2005 until joining us, Ms. Pierce served as Chief Financial Officer for 155 East Tropicana, LLC and its successor Nav-115 E. Tropicana, LLC, commonly known as Hooters Casino Hotel, located in Las Vegas, Nevada. Throughout her career, Ms. Pierce has held financial executive positions with various companies including, Vice President of Finance for Tropicana Hotel Casino and Silverton Casino Hotel, both in Las Vegas, and Chief Financial Officer of Midby & Associates, a developer and owner of the Gold River Hotel Casino in Laughlin, Nevada. From 1998 to 2003, Ms. Pierce served as Vice President of Finance for Ameristar Casinos, Inc., assisting in the acquisition and development of its Missouri properties, along with other financial duties. Ms. Pierce is a Certified Public Accountant and has worked for 11 years in public accounting for KPMG and Laventhol, both large audit firms. Ms. Pierce also served as Chairman of the Nevada Economic Forum, a governor appointment.
The term of office of each director ends at the next annual meeting of stockholders or when his or her successor is elected and qualified. Our officers serve at the discretion of the board of directors.
Independence of Directors
Under the corporate governance standards of the NASDAQ Stock Market LLC (“NASDAQ”) at least a majority of our board of directors and all of the members of our audit committee, compensation committee and the nominating committee must meet the test of independence as defined by the listing requirements of NASDAQ. Our board of directors, in the exercise of its reasonable business judgment, has determined that Mr. Adams, Dr. Braunlich and Ms. Marshall qualify as independent directors pursuant to NASDAQ and SEC rules and regulations. In making the determination of independence, our board considered whether an independent director has a material relationship with us, either directly or as a partner or shareholder of an organization that has a relationship with us or any other relationships that, in our board’s judgment, would interfere with the director’s independence.
Involvement in Certain Legal Proceedings
To the best of our knowledge, during the past ten years, none of the following occurred, except as noted, with respect to our present directors or executive officers: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, except that Ms. Pierce was Chief Financial Officer of 155 East Tropicana, LLC when it filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code on August 1, 2011; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Executive Compensation
Summary Executive Compensation Table
The following table summarizes the “total compensation” of our Chief Executive Officer, and our two highest paid executives other than our Chief Executive Officer, or, collectively, the named executive officers, for the fiscal year ended December 31, 2013.
Summary Compensation Table

Name and Principal Positions	Year	Salary	Stock Awards(1)	Non-Equity Incentive Plan Compensation(2)	All Other Compensation(3)	Total
Andre M. Hilliou Chief Executive Officer	2013	$322,362	$242,500	$363,797	$4,800	$933,459
	2012	$322,362	$582,000	$473,184	$4,800	$1,382,346
Mark J. Miller Executive Vice President / Chief Operating Officer	2013	$322,362	$242,500	$394,018	$—	$958,880
	2012	$322,362	$582,000	$497,362	$—	$1,401,724

Deborah J. Pierce Chief Financial Officer(4)	2013	$250,000	$53,668	$39,983	$—	$343,651

(1)
  The amounts shown in this column represent the aggregate grant date fair value of restricted stock calculated pursuant to the guidance set forth under FASB ASC Topic 718 for the year ended related to restricted stock awards granted in and prior to 2013 pursuant to our various share-based payment plans, and include amounts from awards. Assumptions used in the calculation of these amounts are included in Note 12 to our consolidated financial statements included in this prospectus.
(2)
  The amount shown in this column for each named executive officer is the attributable performance-based bonus granted under the 2006 Incentive Compensation Plan. These amounts correspond to the year in which they were earned.
(3)
  The amounts shown in this column represent incidental expenses relating to maintaining an office for Mr. Hilliou separate from our headquarters.
(4)
  Ms. Pierce was appointed as our Chief Financial Officer in December 2012.
In 2010, the compensation committee engaged HVS Executive Search to assess the competitiveness of executive compensation. HVS reviewed and provided recommendations regarding base salary, short-term and long-term incentives and other compensation of our named executive officers. During 2013, the compensation committee approved and the executive officers were paid the salaries, incentive compensation, and restricted stock awards reported in the above table, which were determined to be at the low end of executive compensation for equivalent positions for companies of similar size and status, based upon the 2010 study by HVS Executive Search. The 2010 study by HVS Executive Search is still relied upon by the compensation committee, as no substantial changes have been made in base compensation or in incentive compensation to our executive officers. The compensation committee reviews a number of factors when evaluating compensation of executives, including any potential base salary increases. Such factors include, but are not limited to, a periodic review of our peer group within the gaming industry for equivalent positions of companies of similar size and status, external market conditions, and individual factors. Such individual factors include the executive’s experience, tenure, education, job performance, financial contributions and impact to us, complexity of the executive’s responsibilities and any unique skills or qualities the executive possesses.

Director Compensation
For service as a director, each non-employee director receives cash compensation of $20,000 per year plus $1,000 for each meeting attended in excess of four meetings. The chairperson of each committee of the board, other than the nominating committee, receives cash compensation of $10,000 per year for such service and each committee member receives $1,000 for each committee meeting attended. In addition, non-employee directors also receive 2,000 shares of fully vested common stock per annum.
The table below summarizes the compensation paid by us to our non-employee directors for services rendered for 2013. Directors who are employed by us do not receive additional compensation for serving as directors.
Director Compensation — 2013

Name	Fees Earned or Paid in Cash	Stock Awards(1)	Total
Carl G. Braunlich	$51,999	$6,380	$58,379
Kenneth R. Adams	$37,000	$6,380	$43,380
Kathleen Marshall	$42,000	$6,380	$48,380

(1)
  The amounts shown in this column represent the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2013 in accordance with FASB ASC Topic 718 related to restricted stock awards granted in 2013 pursuant to our various share-based payment plans, and include amounts from awards. Assumptions used in the calculation of these amounts are included in Note 12 to our consolidated financial statements included in this prospectus.
Employment Agreements
On April 20, 2007, we entered into employment agreements with both Mr. Hilliou and Mr. Miller. On July 17, 2007, we and Mr. Hilliou and Mr. Miller amended their agreements. On December 7, 2012, we entered into an employment agreement with Ms. Pierce. The term of Mr. Hilliou’s agreement is two years, and the terms of each of Mr. Miller’s, and Ms. Pierce’s agreements are one year. Each agreement includes automatic successive renewals unless either we or the relevant executive provides notice of termination at least 90 days prior to the end of the then current term. The agreements set an initial annual base salary of $250,000 for each of Mr. Hilliou, Mr. Miller and Ms. Pierce, in each case subject to increase by our board of directors (or CEO with respect to Ms. Pierce) at the beginning of each calendar year. Both Mr. Hilliou and Mr. Miller have a current annual base salary of $322,362. With respect to bonuses, and subject to the executive’s achievement of certain annual objectives established by our compensation committee, (i) Mr. Hilliou is eligible to receive an annual incentive bonus equal to up to 200% of his base salary, (ii) Mr. Miller is eligible to receive an annual incentive bonus equal to up to 100% of his base salary, and (iii) Ms. Pierce is eligible to receive an annual incentive bonus in accordance with our Amended and Restated 2006 Incentive Compensation Plan. In addition to the shares of restricted stock previously granted to each executive, each executive may receive additional grants as determined by our compensation committee. In the event of termination of any of these employment agreements upon the death of the executive or by us because of illness or incapacity of the executive that continues for 90 days, in addition to all amounts owed through the date of termination, we shall pay to the executive an amount equal to his or her prior year’s annual bonus pro-rated through the date of termination. In the event the agreement is terminated by us for “cause”, or by the executive without “good reason”, we shall only be obligated to pay the executive all base salary and benefits accrued through the date of termination and the executive shall forfeit any unvested shares of restricted stock. In the event the agreement is terminated by us without “cause” or by the executive for “good reason”, in addition to amounts owed through the date of termination, we shall:
•
  With respect to Mr. Hilliou and Ms. Pierce, continue to pay the executive’s base salary for a period of six months plus an additional one month of base salary for each year of employment (up to a maximum of 12 months base salary), and with respect to Mr. Miller continue to pay the executive’s base salary for a period of one year,
•
  Pay an annual bonus for the year of termination equal to: (i) with respect to Mr. Hilliou, the average of his annual bonus for the previous two years, pro-rated through the date of termination

(subject to a minimum of 100%), (ii) with respect to Mr. Miller, the average of his annual bonus for the previous three years, pro-rated through the date of termination (subject to a minimum of 50%), and (iii) with respect to Ms. Pierce, her annual bonus for the previous year, pro-rated through the date of termination, and
•
  Continue, at our expense, all of the executive’s health, dental and other insurance benefits until the earlier of the end of the term or the date the executive becomes subsequently employed.
For purposes of the employment agreements, “cause” means (1) the executive’s material fraud, dishonesty, willful misconduct, or willful and continuing failure in the performance of his or her duties under the employment agreement; (2) the executive’s breach of any material provision of the employment agreement which has not been cured within 30 days following the notice thereof, or (3) the commission by the executive of any felony criminal act or the commission of any crime involving fraud, dishonesty or moral corruptness, including denial or removal of the executive’s licensing from any governmental gaming agency or licensing authority. For purposes of the employment agreements “good reason” means (1) our failure to comply with any material provision of the employment agreement which has not been cured within 30 days following the notice thereof, or (2) our direction to the executive to do, perform, or omit to perform any act, or the executive’s knowledge of such acts or omissions performed by our other employees without appropriate redress, which acts or omissions are known to be fraudulent, illegal or could otherwise materially impact negatively upon the executive’s personal and professional reputation.
Change of Control Provisions
Each of the employment agreements provides that upon a change of control, the executive may terminate his or her employment agreement only if the change of control materially affects the executive’s position and compensation under the agreement. To the extent any executive so terminates his or her agreement, or in the event the executive is not retained under contract following a change of control:
•
  We will pay to the executive a cash payment equal to the greater of (a) one year’s base salary or in the case of Mr. Hilliou two year’s base salary and (b) the remaining base salary due under the agreement;
•
  We will pay to the executive a cash payment equal to his or her average annual bonuses paid under the employment agreement for the three (one for Ms. Pierce) prior years (or the average of the annual bonuses paid to date, if the term of employment is less than three years); and
•
  All unvested shares or other stock-based grants awarded pursuant to our 2006 Incentive Compensation Plan or other benefit plan will accelerate and vest upon the date of the change of control.
For purposes of the employment agreements, a “change of control” means (1) a person, entity or group acquires beneficial ownership of 50% or more of our then outstanding voting securities, (2) individuals who constitute our board as of April 17, 2007 (December 7, 2012 for Ms. Pierce) and directors whose nominations are approved by a majority of such incumbent board members cease to constitute a majority of our board of directors, or (3) approval by our stockholders of (A) a business combination in which our stockholders prior to the transaction do not own at least 50% of the combined voting power of the voting securities of combined business and at least a majority of our incumbent board comprises a majority of the board of the combined business, (B) a liquidation or dissolution of our company, or (C) a sale of all or substantially all of our assets.

The following describes the amounts payable upon termination of employment of the named executive officers Mr. Hilliou, Mr. Miller and Ms. Pierce as if such employment terminated on December 31, 2013.

Employee	Payment	Continued Medical Benefits(1)	Accelerated Vesting of Restricted Stock(2)	Total Payments
Andre M. Hilliou
Death or Disability	$700,700	—	—	$700,700
Without Cause or with Good Reason	$527,430	$5,597	—	$533,027
Change of control	$881,553	—	—	$881,553
Mark J. Miller
Death or Disability	$378,338	—	—	$378,338
Without Cause or with Good Reason	$567,250	$17,346	—	$584,596
Change of control	$567,250	—	—	$567,250
Deborah J. Pierce
Death or Disability	$269,991	—	$140,000	$409,991
Without Cause or with Good Reason	$164,983	$12,152	$140,000	$317,135
Change of control	$289,983	—	$140,000	$429,983

(1)
  Following a termination by us without cause or by the executive with good reason, we have agreed to provide the executive, his or her spouse and his or her dependents medical and dental benefits for the term or until the executive is otherwise employed. The amounts in this column represent the estimated cost to us of those payments over a twelve month period.
(2)
  Represents the value of the unvested shares owned by the executive as of December 31, 2013 calculated by multiplying the number of shares by the closing price of our stock on that date of $2.80.
2006 Incentive Compensation Plan
On May 29, 2006, our stockholders approved our 2006 Incentive Compensation Plan. The plan is administered by our compensation committee. In consideration of their services, officers, directors, employees and consultants of us or a related entity are eligible to receive a variety of awards under the plan, including, incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, deferred stock, dividend equivalents, bonus stock and performance awards. On April 26, 2011, our stockholders approved our Amended and Restated 2006 Incentive Compensation Plan which increased the shares of common stock available under the plan by 800,000 to 2,000,000.

Restricted Stock
Upon stockholder approval of our 2006 Incentive Compensation Plan in May 2006, we granted 275,000 shares of restricted stock to Andre Hilliou. In March 2007, we granted 110,000 shares of restricted stock to Mark Miller. All of the above shares of restricted stock are fully vested. On April 26, 2011, our stockholders approved an additional 800,000 shares of common stock to be available under our Amended and Restated 2006 Incentive Compensation Plan. On June 1, 2011, we granted 300,000 shares of restricted stock to each of Andre Hilliou and Mark Miller, with both grants vesting on June 1, 2013. We also granted the additional shares below, which vest as indicated:

Employee	Shares	Grant Date	Vesting Dates
Deborah J. Pierce	50,000	January 15, 2013	Vest in three equal annual installments, which began January 15, 2014.
Elaine Guidroz	15,000	June 5, 2013	Vest in three equal annual installments, beginning June 1, 2014.
Andre Hilliou	60,000	January 1, 2014	Vest in two equal annual installments, beginning January 1, 2015.
Mark Miller	60,000	January 1, 2014	Vest in two equal annual installments, beginning January 1, 2015.

As of April 3, 2014, we had issued 1,983,000 shares of restricted stock under the plan, as amended, and there are 17,000 shares of common stock available for future issuance under the plan.
Equity Compensation Plan Information
The following table sets forth certain information as of December 31, 2013, about our equity compensation plans under which our equity securities are authorized for issuance.

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	$—	$—	137,000 (1)
Equity compensation plans not approved by security holders	None	None	None
Total	$—	$—	137,000

(1)
  These shares were available for future issuance under our Amended and Restated 2006 Incentive Compensation Plan. As of April 3, 2014, there are 17,000 shares of common stock available for future issuance under the plan.
Certain Relationships and Related Party Transactions
None.

Security Ownership of Certain Beneficial Owners and Management
The following table sets forth information as of April 3, 2014 concerning the beneficial ownership of our common stock by:
•
  each person known by us to be the beneficial owner of more than 5% of our outstanding common stock,
•
  each of our directors and named executive officers, and
•
  all of our directors and executive officers as a group.
Unless otherwise listed above, the address for each of our officers and directors is c/o Full House Resorts, 4670 South Fort Apache Road, Suite 190, Las Vegas, Nevada 89147.

Name and Address of Beneficial Owner	Number of Shares Owned(1)		Percentage of Class Outstanding Before the Offering(1)	Percentage of Class Outstanding After the Offering(1)
Common Stock:
Andre Hilliou	691,700	(2)	3.67%
Mark J. Miller	524,796	(3)	2.78%
Deborah J. Pierce	50,800	(4)	*
Carl G. Braunlich	18,000		*
Kathleen Marshall	16,000		*
Kenneth R. Adams	24,900		*
All Officers and Directors as a Group (7 Persons)	1,341,196		7.11%
Allen E. Paulson Living Trust	1,776,887	(5)	9.42%
RMB Capital Management, LLC	1,514,145	(6)	8.02%
Franklin Resources, Inc.	1,400,000	(7)	7.42%
PENN Capital Management	1,141,704	(8)	6.05%
Perritt Capital Management, Inc.	1,288,473	(9)	6.83%

*
  Less than 1% of the outstanding shares of common stock.
(1)
  Shares are considered beneficially owned, for purposes of this table only, if held by the person indicated as beneficial owner, or if such person, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares the power to vote, to direct the voting of and/or dispose of or to direct the disposition of, such security, or if the person has a right to acquire beneficial ownership within 60 days, unless otherwise indicated in these footnotes. Any securities outstanding which are subject to options or warrants exercisable within 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person.
(2)
  Includes 60,000 shares of restricted stock which vest in equal amounts on January 1, 2015 and January 1, 2016. All shares are owned through the Hilliou Living Trust, of which Mr. Hilliou is co-trustee and co-beneficiary.
(3)
  Includes 60,000 shares of restricted stock which vest in equal amounts on January 1, 2015 and January 1, 2016. All shares are owned through the Miller Family Living Trust of which Mr. Miller is a trustee and beneficiary.
(4)
  Includes 33,333 shares of restricted stock which vest in equal amounts on January 15, 2015 and January 15, 2016.
(5)
  Based on information disclosed in Form 4, as filed with the SEC on March 24, 2011. Vicki Paulson and Crystal Christensen are the co-trustees of the Allen E. Paulson Living Trust. The principal business address of the Allen E. Paulson Living Trust is 514 Via De La Valle, Suite 210, Solana Beach, CA 92075.

(6)
  Based on information disclosed in Schedule 13G/A, as filed with the SEC on February 10, 2014. RMB Capital Management, LLC reported shared voting and dispositive power over all such shares with Iron Road Capital Partners, LLC. The principal business address of RMB Capital Management, LLC and Iron Road Capital Partners, LLC is 115 S. LaSalle Street, 34th Floor, Chicago, IL 60603.
(7)
  Based on information disclosed in Schedule 13G, as filed with the SEC on February 11, 2014. Franklin Resources, Inc. (“FRI”), its subsidiary Franklin Advisory Services, LLC, and Charles B. Johnson and Rupert H. Johnson, Jr. (holders of more than 10% of the common stock of FRI), reported holdings of our common stock beneficially owned by one or more open or closed-end investment companies or other managed accounts that are investment management clients of subsidiaries of FRI. FRI reported that Franklin Advisory Services, LLC has sole voting and dispositive power for all such shares. The principal business address of FRI, Charles B. Johnson and Rupert H. Johnson, Jr. is One Franklin Parkway, San Mateo, CA 94403-1906. The principal business address for Franklin Advisory Services, LLC is One Parker Plaza, Ninth Floor, Fort Lee, NJ 07024-2938.
(8)
  Based on information disclosed in Schedule 13G, as filed with the SEC on February 13, 2014. PENN Capital Management reported sole voting and dispositive power with respect to all such shares. The principal business address of PENN Capital Management is Navy Yard Corporate Center, Three Crescent Drive, Suite 400, Philadelphia, PA 19112.
(9)
  Based on information disclosed in Schedule 13G, as filed with the SEC on February 14, 2014. Perritt Capital Management, Inc., as adviser to Perritt MicroCap Opportunities Fund and Perritt Funds, Inc., reported shared voting and dispositive power over 988,473 shares with Perritt Capital Management and shared voting and dispositive power over 300,000 shares with Perritt Funds, Inc. The principal business address of Perritt Capital Management, Inc., Perritt MicroCap Opportunities Fund and Perritt Funds, Inc. is 300 South Wacker Drive, Suite 2880, Chicago, IL 60606.

Description of Capital Stock
We are authorized to issue 100,000,000 shares of common stock, $0.0001 par value, and 5,000,000 shares of preferred stock, $0.0001 par value. The following description of our capital stock is intended to be a summary and does not describe all provisions of our certificate of incorporation or by-laws or Delaware law applicable to us. For a more thorough understanding of the terms of our capital stock, you should refer to our certificate of incorporation and by-laws.
Common Stock
The holders of our common stock are entitled to one vote per share on all matters to be voted upon by stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably dividends as may be declared by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. The common stock has no cumulative voting, preemptive or conversion rights, other subscription rights, or redemption or sinking fund provision.
Preferred Stock
We are authorized to issue 5,000,000 shares of preferred stock, $0.0001 par value per share. No shares of preferred stock are issued and outstanding. The issuance of additional shares of preferred stock could adversely affect the rights of the holders of common stock and therefore, reduce the value of the common stock.
Anti-Takeover Devices
Our certificate of incorporation and bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.
Undesignated Preferred Stock
Our certificate of incorporation authorizes “blank-check” preferred stock, which means that our Board of Directors has the authority to designate one or more series of preferred stock without stockholder approval. These series of preferred stock may have superior rights, preferences and privileges over our common stock, including dividend rights, voting rights and liquidation preferences. The ability of our Board of Directors to issue shares of our preferred stock without stockholder approval could deter takeover offers and make it more difficult or costly for a third party to acquire us without the consent of our Board of Directors.
Section 203 of the Delaware General Corporation Law
In addition, our certificate of incorporation does not opt out of Section 203 of the Delaware General Corporation Law, which protects a corporation against an unapproved takeover by prohibiting a company from engaging in any business combination with any interested stockholder (defined as a stockholder owning more than 15% of the outstanding shares) for a period of three years from the time such stockholder became a 15% holder unless approved by our Board of Directors.
Transfer Agent and Registrar
We have appointed American Stock Transfer and Trust Co, 6201 15th Avenue, Brooklyn, New York 11219 (Telephone: (800) 937-5449) as our transfer agent and registrar.
Listing
Our common stock traded on the NYSE Amex under the symbol “FLL” until February 12, 2013. On February 13, 2013, our common stock commenced trading on the NASDAQ Capital Market under the symbol “FLL”.

Shares Eligible for Future Sale
General
We cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.”
As of December 31, 2013, we had a total of 18,750,681 shares of common stock outstanding. Of the outstanding shares, the 800,000 shares sold in our initial public offering, the 7,100,000 shares sold in our December 2006 equity offering and the number of shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our “affiliates,” as that term is defined under Rule 144, may be sold only in compliance with the limitations described below.
The remaining outstanding shares of common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration, including the exemptions under Rule 144 under the Securities Act.
The restricted shares held by our affiliates will be available for sale in the public market at various times after the date of this prospectus pursuant to Rule 144 following the expiration of the applicable lock-up period.
In addition, a total of 2,000,000 shares of our common stock is reserved for issuance under our 2006 Incentive Compensation Plan, which was amended and restated on April 26, 2011, of which 137,000 shares of common stock were available for future issuance at December 31, 2013 and 17,000 shares remain available for future issuance as of February 14, 2014. See “Executive Compensation —  Equity Compensation Plan Information.”
Rule 144
Affiliate Resales of Restricted Securities
In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:
•
  1% of the number of shares of our common stock then outstanding, which will equal approximately ___________ shares immediately after this offering; or
•
  the average weekly trading volume in our common stock on The NASDAQ Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the Securities and Exchange Commission and The NASDAQ Capital Market concurrently with either the placing of a sale order with the broker or the execution of a sale directly with a market maker.
Non-Affiliate Resales of Restricted Securities
In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.
Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.
Lock-Up Agreements
In connection with this offering, each of our executive officers and directors have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 90 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of the representatives. This consent may be given at any time without public notice. If (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 90-day restricted period, then in each case the lock-up restrictions will continue to apply until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of material news or a material event. See “Underwriting.”
Amended and Restated 2006 Incentive Compensation Plan
Our Amended and Restated 2006 Incentive Compensation Plan is designed to assist us, our subsidiaries and other designated affiliates, which we refer to as related entities, in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, consultants and other persons who provide services to us or our related entities, by enabling these persons to acquire or increase a proprietary interest in us in order to strengthen the mutuality of interests between these persons and our stockholders, and providing such persons with performance incentives to expend their maximum efforts in the creation of stockholder value. The total number of shares of common stock available for issuance under our Amended and Restated 2006 Incentive Compensation Plan is 2,000,000, of which 137,000 shares were available for future issuance as of December 31, 2013 and 17,000 shares remain available for future issuance as of February 14, 2014.

Material U.S. Federal Income and estate Tax Consequences
to non-U.S. Holders
The following is a general discussion of the material U.S. federal income tax considerations with respect to the ownership and disposition of our common stock applicable to non-U.S. holders (as defined below). This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed U.S. Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect. We have not sought and will not seek any rulings from the Internal Revenue Service, or IRS, regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the ownership and disposition of our common stock.
For the purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is neither an entity treated as a partnership for U.S. federal income tax purposes nor:
•
  an individual who is a citizen or resident of the United States;
•
  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;
•
  an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•
  a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.
It is assumed for purposes of this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a non-U.S. holder in light of that holder’s particular circumstances, including the impact of the tax on net investment income imposed by Section 1411 of the Code. Further, it does not address consequences that may be applicable to non-U.S. holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, holders who acquired our common stock pursuant to the exercise of employee stock options or otherwise as compensation, entities or arrangements treated as partnerships for U.S. federal income tax purposes, holders liable for the alternative minimum tax, controlled foreign corporation, passive foreign investment companies, certain former citizens or former long-term residents of the United States, and holders who hold our common stock as part of a hedge, straddle, constructive sale or conversion transaction). In addition, except as discussed below under “Federal Estate Tax,” this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax, nor does it address any aspects of U.S. state, local or non-U.S. taxes.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner in that partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding shares of our common stock should consult their own tax advisors.

THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. HOLDERS OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.
Dividends
Although we do not intend to pay dividends on our common stock, subject to the discussion below on effectively connected income, distributions, if any, made to a non-U.S. holder of our common stock out of our current or accumulated earnings and profits generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a thirty percent rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a non-U.S. holder generally will be required to provide us with a properly-executed IRS Form W-8BEN, or other appropriate form, certifying the non-U.S. holder’s entitlement to benefits under that treaty. U.S. Treasury regulations provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a non-U.S. holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity. If a non-U.S. holder holds our common stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries.
We generally are not required to withhold tax on dividends paid to a non-U.S. holder that are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States if a properly-executed IRS Form W-8ECI, stating that the dividends are so connected (and are not exempt from U.S. federal income tax on net income under a treaty as described below), is filed with us. Effectively connected dividends will be subject to U.S. federal income tax on net income, generally in the same manner and at the regular graduated rates as if the non-U.S. holder were a U.S. citizen or resident alien or a domestic corporation, as the case may be, unless a specific treaty exemption applies. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any effectively connected dividends would generally be subject to net U.S. federal income tax only if they are also attributable to a permanent establishment maintained by the holder in the United States. A corporate non-U.S. holder receiving effectively connected dividends may also be subject to an additional “branch profits tax”, which is imposed, under certain circumstances, at a rate of thirty percent (or such lower rate as may be specified by an applicable treaty) of the corporate non-U.S. holder’s effectively connected earnings and profits, subject to certain adjustments.
If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may generally obtain a refund of any excess amounts currently withheld if you timely file an appropriate claim for refund with the IRS.
To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of such stock.
Gain on Disposition of Common Stock
Subject to the discussion below regarding backup withholding and legislation relating to foreign accounts, a non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other taxable disposition of our common stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained in the United States by the non-U.S. holder, (ii) the non-U.S. holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (iii) our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code (a “USRPHC”).

If you are a non-U.S. holder to whom (i) above applies, you generally will be required to pay tax on the net gain derived from the sale at generally applicable U.S. federal income graduated tax rates, subject to an applicable income tax treaty providing otherwise, and corporate non-U.S. holders may be subject to the branch profits tax at a thirty percent rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in (ii) above, you will be required to pay a flat thirty percent tax (or a reduced rate under an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses if you have timely filed tax returns with respect to such losses (even though you are not considered a resident of the United States).
With respect to (iii) above, it is unclear whether we are, or will be, a USRPHC. The determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our non-U.S. real property interests and our other business assets. If we are treated as a USRPHC, gain realized by a non-U.S. holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the non-U.S. holder owned directly, indirectly and constructively, no more than five percent of our common stock at all times within the shorter of (a) the five-year period preceding the disposition or (b) the holder’s holding period and (2) our common stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. If we were to constitute a USRPHC and an exception from U.S. federal income tax does not apply (e.g., because our common stock does not qualify as regularly traded on an established securities market or, if it does so qualify, you own more than five percent of our common stock during the relevant period), any gain derived from the sale would be treated as effectively connected with a trade or business in the United States, generally taxable in the manner described in (i) above, and a withholding tax could apply.
Information Reporting and Backup Withholding
Generally, we must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence or establishment. Backup withholding will generally not apply to payments of dividends made by us or our paying agents to a non-U.S. holder if the holder has provided the required certification that it is not a U.S. person (which is generally provided by furnishing a properly-executed IRS Form W-8BEN or IRS Form W-8ECI), unless the payer otherwise has knowledge or reason to know that the payee is a U.S. person, or the non-U.S. holder otherwise establishes an exemption. The backup withholding rate is currently twenty-eight percent.
Under current U.S. federal income tax law, information reporting and backup withholding will not apply to the proceeds of a sale or other taxable disposition of our common stock effected by or through a U.S. office of a broker provided the non-U.S. holder certifies as to its non-U.S. status or otherwise establishes an exemption and the broker does not have actual knowledge or reason to know that the holder is a U.S. person. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker.
Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is timely furnished to the IRS.
Legislation Relating to Foreign Accounts
Legislation enacted in 2010 may impose withholding taxes on certain types of payments made to “foreign financial institutions” (as specifically defined in this legislation) and certain other non-U.S. entities (including financial intermediaries). The legislation imposes a thirty percent withholding tax on dividends, or gross proceeds from the sale or other disposition of, common stock paid to a “foreign financial institution” or to a “non-financial foreign entity” (each as specially defined for this purpose), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as specially defined) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as specially defined), annually report certain information about such accounts, and withhold thirty percent on certain payments to account holders whose actions prevent it from complying with these reporting and other requirements and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain transition rules, any obligation under this legislation to withhold with respect to dividends on our common stock will not begin until July 1, 2014 and with respect to gross proceeds of a sale or other disposition of our common stock will not begin until January 1, 2017. Prospective investors should consult their tax advisors regarding this legislation.
Federal Estate Tax
An individual who at the time of death is not a citizen or resident of the United States and who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his or her taxable estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. The test for whether an individual is a resident of the United States for federal estate tax purposes differs from the test used for U.S. federal income tax purposes. Some individuals, therefore, may be “non-U.S. holders” for U.S. federal income tax purposes, but not for U.S. federal estate tax purposes, and vice versa.
THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW.

Underwriting
Subject to the terms and conditions of the underwriting agreement, the underwriter named below, through their representative, Macquarie Capital, have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriter	Number of Shares
Macquarie Capital (USA) Inc.
Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the option to purchase additional shares described below, if any of these shares are purchased.
We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $___________ per share under the public offering price. After the public offering, the representatives of the underwriters may change the offering price and other selling terms.
We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to ___________ additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ option:

Total Fees
	Fees Per Share	Without Exercise of Option	With Full Exercise of Option
Discounts and commissions paid by us	$	$	$

In addition, we estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $___________, all of which will be paid by us.
We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.
Each of our executive officers and directors have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 90 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of the representatives. This consent may be given at any time without public notice. If (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 90-day restricted period, then in each case the lock-up restrictions will continue to apply until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of material news or a material event relating to us, as the case may be, unless the representatives waive, in writing, such extension. Transfers or dispositions can be made during the lock-up period without the consent of the representatives by (i) gift or other estate planning purposes, (ii) a charitable donation or gift, (iii) distribution to partners, members or stockholders or (iv) pledge in connection with a bona fide loan transaction, as applicable, provided that in the case of a transfer or disposition pursuant to (i), (iii) or (iv) above, other than in the case of shares being sold in this offering, the transferee or pledgee signs a lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters except that without such consent we may also make the transfers and dispositions noted above as well as (a) grant options, restricted stock units, and other awards pursuant to our Long-Term Incentive Plan; and (b) issue shares in connection with acquisitions, stock purchases or similar arrangements, where the recipient signs a lock-up agreement. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 90-day period.
The underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.
In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.
Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.
Naked short sales are any sales in excess of the option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.
Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market or otherwise.
Certain of the underwriters and their respective affiliates have in the past performed commercial banking, investment banking, corporate trust and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses.

The underwriters are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may occasionally hedge, their credit exposure to us consistent with their customary risk management policies. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.
Legal Matters
Certain legal matters concerning this offering will be passed upon for us by Greenberg Traurig LLP, Las Vegas, Nevada. Certain legal matters concerning this offering will be passed upon for the underwriters by Latham & Watkins LLP, Los Angeles, California.
Experts
The consolidated balance sheets of Full House Resorts, Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, included in this prospectus, have been so included in reliance on the report of Piercy Bowler Taylor & Kern, independent registered public accounting firm, given on the authority of that firm as experts in auditing and accounting.
The financial statements of Silver Slipper Casino Venture, LLC as of December 31, 2011 and 2010 and for each of the two years in the period ended December 31, 2011 included in this prospectus have been so included in reliance on the report of BDO USA, LLP, an independent auditor (the report on the financial statements contains an explanatory paragraph regarding the Silver Slipper Casino Venture, LLC’s ability to continue as a going concern) appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.
The statements of operations, changes in members’ equity (deficiency), and cash flows of Silver Slipper Casino Venture, LLC for the nine months ended September 30, 2012 included in this prospectus, have been so included in reliance on the report of Piercy Bowler Taylor & Kern, independent auditors, given on the authority of that firm as experts in auditing and accounting.
The financial statements of Majestic Mississippi, LLC as of and for the years ended December 31, 2013 and 2012, included in this prospectus have been audited by Ernst & Young LLP, independent auditors as set forth in their report, given on the authority of such firm as experts in accounting and auditing.
Where You Can Find Additional Information
This prospectus is part of a registration statement on Form S-1 that we have filed with the SEC under the Securities Act with respect to the common stock offered by this prospectus. As permitted by the rules and regulations of the SEC, this prospectus omits certain information contained in the registration statement. For further information with respect to us and our common stock, you should refer to the registration statement and to its exhibits and schedules. We make reference in this prospectus to certain of our contracts, agreements and other documents that are filed as exhibits to the registration statement. For additional information regarding those contracts, agreements and other documents, please see the exhibits attached to the registration statement. We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act.
You can read the registration statement and the exhibits and schedules filed with the registration statement or any reports, statements or other information we have filed or file, at the public reference rooms maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents from such offices upon payment of the prescribed fees. You may call the SEC at (800) SEC-0330 for further information on the operation of the public reference room. You may also request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov. We also make our filings with the SEC available at our website at www.fullhouseresorts.com.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors
Full House Resorts, Inc.
Las Vegas, NV
We have audited the accompanying consolidated balance sheets of Full House Resorts, Inc. and Subsidiaries (collectively, the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.
/s/ Piercy Bowler Taylor & Kern
Piercy Bowler Taylor & Kern
Certified Public Accountants
Las Vegas, Nevada
March 10, 2014

FULL HOUSE RESORTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	December 31, 2013	December 31, 2012
Revenues
Casino	$131,581	$112,649
Food and beverage	7,967	6,223
Hotel	582	493
Management fees	1,678	7,180
Other operations	2,919	2,215
	144,727	128,760
Operating costs and expenses
Casino	67,779	62,976
Food and beverage	7,847	5,973
Hotel	656	547
Other operations	5,056	5,067
Project development and acquisition costs	67	1,861
Selling, general and administrative	46,974	37,003
Depreciation and amortization	9,388	6,884
	137,767	120,311
Operating gains (losses)
Gain on sale of joint venture	—	41,189
Impairment loss	(4,000)	—
	(4,000)	41,189
Operating income	2,960	49,638
Other (expense) income
Interest expense	(7,268)	(2,731)
Gain on derivative instrument	—	8
Other expense, net	(15)	(6)
Loss on extinguishment of debt	—	(1,719)
Other expense, net	(7,283)	(4,448)
(Loss) income before income taxes	(4,323)	45,190
Income tax (benefit) expense	(361)	15,175
Net (loss) income	(3,962)	30,015
Income attributable to noncontrolling interest in consolidated joint venture	—	(2,181)
Net (loss) income attributable to the Company	$(3,962)	$27,834
Net (loss) income attributable to the Company per common share	$(0.21)	$1.49
Weighted-average number of common shares outstanding	18,740,162	18,677,544

See notes to consolidated financial statements.

FULL HOUSE RESORTS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except shares)

	December 31, 2013	December 31, 2012
ASSETS
Current assets
Cash and equivalents	$14,936	$20,603
Accounts receivable, net of allowance for doubtful accounts of $471 and $959	1,869	2,657
Prepaid expenses	6,288	5,744
Deferred tax asset	—	2,110
Other	726	1,225
	23,819	32,339
Property, equipment and capital lease assets, net of accumulated depreciation	91,168	83,673
Other long-term assets
Goodwill	18,127	22,127
Intangible assets, net of accumulated amortization of $4,055 and $1,506	15,533	18,106
Long term deposits	761	301
Loan fees, net of accumulated amortization of $2,327 and $496	3,558	5,159
Deferred tax asset	1,321	1,020
	39,300	46,713
	$154,287	$162,725
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$2,661	$2,532
Income taxes payable	—	7
Accrued player club points and progressive jackpots	1,999	2,378
Accrued payroll and related	3,276	4,107
Other accrued expenses	3,139	3,808
Deferred tax liability	66	—
Current portion of capital lease obligation	736	—
Current portion of long-term debt	—	2,500
	11,877	15,332
Long-term debt, net of current portion	57,500	66,250
Deferred tax liability	113	10
Capital lease obligation, net of current portion	6,983	—
	76,473	81,592
Stockholders’ equity
Common stock, $.0001 par value, 100,000,000 shares authorized; 20,107,276 and 20,036,276 shares issued	2	2
Additional paid-in capital	45,350	44,707
Treasury stock, 1,356,595 common shares	(1,654)	(1,654)
Retained earnings	34,116	38,078
	77,814	81,133
	$154,287	$162,725

See notes to consolidated financial statements.

FULL HOUSE RESORTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In thousands)

	Common stock		Additional paid-in capital	Treasury stock		Retained Earnings	Total Stockholders’ Equity
December 31, 2013	Shares	Dollars		Shares	Dollars
Beginning balances	20,036	$2	$44,707	1,357	$(1,654)	$38,078	$81,133
Issuance of share based compensation	65	—	—	—	—	—	—
Previously deferred share-based compensation recognized	—	—	623	—	—	—	623
Issuances of common stock	6	—	20	—	—	—	20
Net (loss)	—	—	—	—	—	(3,962)	(3,962)
Ending balances	20,107	$2	$45,350	1,357	$(1,654)	$34,116	$77,814

	Common stock		Additional paid-in capital	Treasury stock		Retained Earnings	Noncontrolling interest	Total Stockholders’ Equity
December 31, 2012	Shares	Dollars		Shares	Dollars
Beginning balances	20,030	$2	$43,448	1,357	$(1,654)	$8,508	$5,141	$55,445
Previously deferred share-based compensation recognized	—	—	1,242	—	—	—	—	1,242
Issuances of common stock	6	—	17	—	—	—	—	17
Distributions to non- controlling interest in consolidated joint venture	—	—	—	—	—	—	(3,586)	(3,586)
Sale of interest in joint venture	—	—	—	—	—	1,736	(3,736)	(2,000)
Net income	—	—	—	—	—	27,834	2,181	30,015
Ending balances	20,036	$2	$44,707	1,357	$(1,654)	$38,078	$—	$81,133

See notes to consolidated financial statements.

FULL HOUSE RESORTS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	2013	2012
Cash flows from operating activities:
Net (loss) income attributable to the Company	$(3,962)	$27,834
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Non-controlling interest in consolidated joint venture	—	2,181
Gain on sale of joint venture	—	(41,189)
Stockman’s goodwill impairment adjustment	4,000	—
Depreciation	6,839	5,270
Amortization of gaming and other rights	—	593
Amortization of loan fees	1,831	2,395
Amortization of player loyalty program, land lease and water rights	2,550	1,021
Other	24	90
Deferred and share-based compensation	643	1,259
Increases and decreases in operating assets and liabilities:
Accounts receivable, net	788	2,840
Prepaid expenses	(544)	(1,460)
Deferred tax	1,977	(1,724)
Other assets	499	(442)
Accounts payable and accrued expenses	(2,359)	(567)
Income taxes payable	(7)	(2,402)
Net cash provided by (used in) operating activities	12,279	(4,301)
Cash flows from investing activities:
Proceeds from sale of joint venture, less holdback	—	49,658
Purchase of property and equipment	(6,162)	(2,986)
Deposits and other related costs	(333)	(1,286)
Other	29	(115)
Net cash (used in) provided by investing activities	(6,466)	45,271
Cash flows from financing activities:
Repayment of long-term debt and interest rate swap	(11,250)	(28,187)
Distributions to non-controlling interest in consolidated joint venture	—	(3,323)
Loan fees	(230)	(3,564)
Net cash used in financing activities	(11,480)	(35,074)
Net (decrease) increase in cash and equivalents	(5,667)	5,896
Cash and equivalents, beginning of year	20,603	14,707
Cash and equivalents, end of year	$14,936	$20,603

SUPPLEMENTAL CASH FLOW INFORMATION:	2013	2012
Cash paid for interest	$5,516	$1,877
Cash received from income tax refund, net of cash paid of $0.3 million for income taxes in 2013 and cash paid for income taxes in 2012	$(2,409)	$21,876
Borrowings paid directly to sellers and vendors at closing	—	$70,000
Property acquisition financed with a capital lease	$7,719	—

See notes to consolidated financial statements.

FULL HOUSE RESORTS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.
  ORGANIZATION, NATURE AND HISTORY OF OPERATIONS
   Full House Resorts, Inc., a Delaware corporation formed in 1987, and its subsidiaries (collectively, Full House, we, our, ours, us) develops, manages, operates, and/or invests in gaming-related enterprises. We continue to actively investigate, individually and with partners, new business opportunities and our long-term strategy is to continue deriving revenues primarily from owned operations, as well as management fees. In furtherance of that strategy we made significant acquisitions of the Rising Star Casino Resort and Grand Lodge Casino leased operation in 2011 and the Silver Slipper Casino in 2012. With the 2012 sale of the management agreement for the FireKeepers Casino in Michigan, we have transitioned the primary source of our revenues to owned entities.
We currently own three casino properties, lease one casino property and we have one management contract to manage a group of related casino properties. These properties are located in four distinct regions of the United States  —  the Gulf Coast, the Midwest, Northern Nevada and the Southwest. We own Rising Star Casino Resort located in Rising Sun, Indiana, Silver Slipper Casino located in Bay St. Louis, Mississippi and Stockman’s Casino located in Fallon, Nevada. We lease one property, the Grand Lodge Casino at the Hyatt Regency Lake Tahoe Resort, Spa and Casino located in Incline Village, Nevada on the North Shore of Lake Tahoe. We manage the Buffalo Thunder Casino and Resort and the Cities of Gold and other gaming facilities, both located in Santa Fe, New Mexico, for the Pueblo of Pojoaque pursuant to an agreement with a three-year term expiring September 2014.
Previously we managed the FireKeepers Casino near Battle Creek, Michigan for the Nottawaseppi Huron Band of Potawatomi, through a 50% joint venture, pursuant to a seven-year management agreement through March 30, 2012, when our interest in the joint venture was sold.
Properties Currently Operating
Gulf Coast Casino Operations
Silver Slipper Casino
The Silver Slipper Casino is on the far west end of the Mississippi Gulf Coast in Bay St. Louis, Mississippi. The property has approximately 37,000 square feet of gaming space containing approximately 950 slot and video poker machines, 25 table games and the only live keno game on the Gulf Coast. The property includes a fine dining restaurant, buffet, quick service restaurant and two casino bars. The property draws heavily from the New Orleans metropolitan area and other communities in southern Louisiana and southwestern Mississippi.
We acquired all of the outstanding membership interests in Silver Slipper Casino Venture LLC, the owner of Silver Slipper Casino, on October 1, 2012, for $69.3 million, exclusive of net working capital balances, fees and expenses.
On August 26, 2013, we entered into an agreement with WHD Silver Slipper Casino, LLC related to construction of a six-story, 142-room hotel at our Silver Slipper Casino property (the “Silver Slipper Casino Hotel”). We have commenced construction of the Silver Slipper Casino Hotel and expect construction to be completed late in 2014 or early 2015. Upon completion, the hotel will have 142-rooms in a six-story tower overlooking the waterfront. We believe that the Silver Slipper Casino Hotel is a much-needed amenity and will favorably impact customer loyalty by allowing guests to extend their visits at Silver Slipper Casino.
Midwest Casino Operations
Rising Star Casino Resort
On April 1, 2011, we acquired all of the operating assets of Grand Victoria Casino & Resort, L.P. through Gaming Entertainment (Indiana) LLC, our wholly-owned subsidiary. We renamed the property Rising Star Casino Resort in August 2011. The property has approximately 40,000 square feet of casino space and includes approximately 1,200 slot and video poker machines, 33 table games, a 190-room hotel, five dining outlets and an 18-hole Scottish links golf course.

In October 2011, Rising Sun/Ohio County First, Inc. (“RSOCF”) and Rising Sun Regional Foundation, Inc. teamed up to develop a new 104-room hotel tower on land adjacent to our Rising Star Casino Resort. On June 13, 2012, the City of Rising Sun Advisory Plan Commission provided a favorable recommendation to the City Council of Rising Sun, Indiana, regarding a revised amendment to the plan of development, which was adopted by the City Council on July 5, 2012. On August 13, 2012, the Advisory Plan Commission approved the detailed plan of development. The parties entered into a real estate sale agreement dated May 2, 2012, for RSOCF to purchase approximately three acres of land on which the hotel was developed. Construction commenced in December 2012, and the new hotel tower at Rising Star Casino Resort opened on November 15, 2013. The opening of the new hotel tower at Rising Star Casino Resort brought total room capacity to 294. We believe that the added hotel room inventory in close proximity to our casino facility will favorably impact revenues and visitor counts.
On August 16, 2013, we entered into a 10-year capital lease for the new hotel tower at Rising Star Casino Resort (the “Rising Star Hotel Agreement”) which commenced on November 15, 2013 and provides us with full management control and an option to purchase the new hotel tower at Rising Star Casino Resort at the end of the lease term. We have recorded the capital lease obligation and hotel assets in our financial statements. On November 15, 2013, we began operating the new hotel tower at Rising Star Casino Resort. The Rising Star Hotel Agreement provides that we, as the lessee, assume all responsibilities, revenues, expenses, profits and losses related to the hotel’s operations. The term of the Rising Star Hotel Agreement is for 10 years from November 15, 2013, with the landlord having a right to sell the hotel to us at the end of the term and our corresponding obligation to purchase it on the terms set forth in the Rising Star Hotel Agreement. During the term, we will have the exclusive option to purchase the new hotel tower at Rising Star Casino Resort at a pre-set price. On January 1, 2014, we began paying a fixed monthly rent payment of approximately $77.5 thousand, which will continue throughout the term of the Rising Star Hotel Agreement unless we elect to purchase the hotel before the end of the lease period. In the event that we default on the lease agreement, the landlord’s recourse is limited to taking possession of the property, collection of all rent due and payable, and the right to seek remediation for any attorneys’ fees, litigation expenses, and costs of retaking and re-leasing the property.
Northern Nevada Casino Operations
Grand Lodge Casino
On September 1, 2011, we purchased the operating assets of Grand Lodge Casino and entered into a lease with Hyatt Equities, L.L.C. for the casino space in the Hyatt Regency Lake Tahoe Resort, Spa and Casino in Incline Village, Nevada on the north shore of Lake Tahoe. The initial term of the lease expires on August 31, 2018. The lease has an option, subject to mutual agreement, to renew for an additional five-year term. The Grand Lodge Casino has 18,900 square feet of casino space integrated with the Hyatt Regency Lake Tahoe Resort, Spa and Casino, featuring approximately 260 slot machines, 16 table games and a poker room.
Stockman’s Casino
We acquired Stockman’s Casino in Fallon, Nevada on January 31, 2007. Stockman’s Casino has approximately 8,400 square feet of gaming space with approximately 265 slot machines, four table games and keno. The facility has a bar, a fine dining restaurant and a coffee shop.
Southwest Casino Management Operations
Buffalo Thunder Casino and Resort
In May 2011, we entered into a three-year agreement with the Pueblo of Pojoaque, which has been approved by the National Indian Gaming Commission as a management contract, to advise on the operations of Buffalo Thunder Casino and Resort in Santa Fe, New Mexico, along with the Pueblo’s Cities of Gold and other gaming facilities which in aggregate have approximately 1,200 slot machines, 18 table games (including poker) and a simulcast area. We receive a base consulting fee of $0.1 million per month plus quarterly success fees based on achieving certain financial targets and incur only minimal incremental operating costs related to the contract. Our management and related agreements with Buffalo Thunder Casino and Resort became effective on September 23, 2011.
Additional projects are considered based on their forecasted profitability, development period, regulatory and political environment and the ability to secure the funding necessary to complete the development, among other considerations. We continue to actively investigate, individually and with partners, new business opportunities. We believe we will have sufficient cash and financing available to fund acquisitions and development opportunities in the future.
Prior Projects
FireKeepers Casino
Until March 30, 2012, we owned 50% of Gaming Entertainment (Michigan), LLC (“GEM”), a joint venture with RAM Entertainment, LLC (“RAM”), a privately-held investment company. GEM had the exclusive right to provide casino management services at the FireKeepers Casino near Battle Creek, Michigan for the Nottawaseppi Huron Band of Potawatami (the “Michigan Tribe”) for seven years commencing August 5, 2009. We were the primary beneficiary and, therefore, included GEM in our consolidated financial statements. On December 2, 2010, the FireKeepers Development Authority (“FDA”), a tribal entity formed by the Michigan Tribe, entered into a hotel consulting services agreement with GEM, as the consultant, related to the FireKeepers Casino phase II development project, which included development of a hotel, multi-purpose/ballroom facility, surface parking and related ancillary support spaces and improvements. GEM was to perform hotel consulting services for a fixed fee of $12,500 per month, continuing through to the opening of the project, provided the total fee for services did not exceed, in the aggregate, $0.2 million. On May 22, 2012, we signed an amendment to the hotel consulting services agreement extending the terms of the agreement through November 2012.
On March 30, 2012, the joint venture managing the FireKeepers Casino sold the equity of the joint venture and the management agreement to the FDA for $97.5 million. In addition to the $97.5 million sale price, the FDA paid RAM and us $1.2 million each, equal to the management fee that would have been earned under the management agreement for April 2012 less a $0.2 million wind-up fee and $0.1 million holdback receivable. The $0.1 million holdback receivable was received in May 2012, less expenses related to the sale deducted by the FDA. Our gain on the sale of joint venture, related to the sale of our interest in GEM, was $41.2 million and allocated as follows (in millions):

Gross proceeds	$48.8
Plus: April 2012 wind-up fee received, net of $0.03 million wind-up fee and holdback receivable	0.9
Net proceeds	49.7
Less: Our interest in joint venture	(5.7)
Full House gain on sale of joint venture	44.0
Less: contract right owned by subsidiary	(2.8)
Consolidated gain on sale of joint venture	$41.2

2.
  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation and Accounting.   The consolidated financial statements include our accounts and the accounts of our wholly-owned subsidiaries, including the Silver Slipper Casino, Rising Star Casino Resort, Grand Lodge Casino and Stockman’s Casino. GEM, a 50%-owned investee that was jointly owned by RAM, until March 30, 2012, was consolidated pursuant to the relevant portions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification™ (“ASC”) Topic 810, “Consolidation.” All material intercompany accounts and transactions have been eliminated.
We have elected to not adopt the option available under ASC Topic 825, “Financial Instruments”, to measure any of our eligible financial instruments or other items. Accordingly, except where carried at estimated fair value under other generally accepted accounting principles and disclosed herein, we continue to measure all of our assets and liabilities on the historical cost basis of accounting.

Use of Estimates.   We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. Certain of our accounting policies require that we apply significant judgment in defining the appropriate assumptions for calculating financial estimates. The significant accounting estimates inherent in the preparation of our financial statements primarily include our valuation of goodwill and purchase price allocations made in connection with our acquisitions, the estimated useful lives assigned to our depreciable and amortizable assets, asset impairment, bad debt expense, our opinion of collectability of receivables and fair value estimates related to valuation of receivables. Other accounting estimates include management’s proper calculation of payroll liabilities such as paid time off, medical benefits, bonus accruals and other liabilities including slot club points and tax liabilities.
Various assumptions, principally affecting the timing and other factors, underlie the determination of some of these significant estimates. The process of determining significant estimates is fact-and project-specific and takes into account factors such as historical experience and current and expected legal, regulatory and economic conditions. We regularly evaluate these estimates and assumptions, particularly in areas, if any, where changes in such estimates and assumptions could have a material impact on our results of operations, financial position and, generally to a lesser extent, cash flows. Where recoverability of these assets or planned investments are contingent upon the successful development and management of a project, we evaluate the likelihood that the project will be completed, the prospective market dynamics and how the proposed facilities should compete in that setting in order to forecast future cash flows necessary to recover the recorded value of the assets or planned investment. We review our conclusions as warranted by changing conditions. By their nature, these judgments are subject to an inherent degree of uncertainty. Our judgments are based on our historical experience, terms of existing contracts, observance of trends in the gaming industry and information available from other outside sources. There can be no assurance that actual results will not differ from our estimates.
Cash Equivalents.   Cash in excess of daily requirements may be invested in highly liquid short-term investments with initial maturities of three months or less when purchased, which are reported as cash equivalents in the consolidated financial statements.
Fair Value of Financial Instruments.   The carrying value of our cash and equivalents, accounts receivable and accounts payable approximate fair value because of the short maturity of those instruments. The estimated fair values of our debt approximates their recorded values as of the balance sheet dates presented, based on level 2 inputs consisting of interest rates offered to us for loans of the same or similar remaining maturities and bearing similar risks.
Concentrations and Economic Risks and Uncertainties.   The United States, since 2007, has experienced a widespread economic slowdown accompanied by, among other things, weakness in consumer spending including gaming activity and reduced credit and capital financing availability, all of which have far-reaching effects on economic conditions in the country for an indeterminate period. Our operations are currently concentrated in the Gulf Coast, the Midwest, Northern Nevada and the Southwest. Accordingly, future operations could be affected by adverse economic conditions and increased competition particularly in those areas and their key feeder markets in neighboring states. The effects and duration of these conditions and related risks and uncertainties on our future operations and cash flows, including our access to capital or credit financing, cannot be estimated at this time, but may be significant.
Receivables.   Accounts receivable are uncollateralized and carried, net of an appropriate allowance, at their estimated collectible value based on customers’ past credit history and current financial condition and on current general economic conditions. Since credit is extended on a short-term basis, accounts receivables do not normally bear interest. The allowances for doubtful accounts are estimated by management for accounts that are partially or entirely uncollectible. We record uncollectible allowances over 90 days old as a charge to selling, general and administrative expenses. The majority of our casino accounts receivable consists primarily of returned checks and markers. We review the receivables and related aging to determine a factor for estimating the allowance for our receivables.

Property and Equipment.   We define a fixed asset as a unit of property that: (a) has an economic useful life that extends beyond 12 months; and (b) was acquired or produced for a cost greater than $2,500 for a single asset, or greater than $5,000 for a group of assets acquired or produced for a specific capital project. Fixed assets are capitalized and depreciated for book and tax purposes. Fixed assets acquired or produced for a cost less than $2,500, our minimum threshold amount for capitalization, are reflected as an expense in our financial statements.
Fixed assets are recorded at historical cost as of the date acquired (Note 6), and depreciated beginning on the date the fixed asset is placed in service. A fixed asset costing less than the threshold stated above is recorded as an expense for financial statement and tax purposes. A fixed asset with an economic useful life that is less than 12 months is expensed for financial statement and tax purposes, regardless of the acquisition or production cost. We evaluate our property and equipment and other long-lived assets for impairment in accordance with the accounting guidance in the Impairment or Disposal of Long-Lived Assets Subsections of FASB ASC Topic 360-10.
The interest cost associated with major development and construction projects is capitalized and included in the cost of the project. Interest expense is capitalized at the applicable weighted-average borrowing rates of interest. Interest capitalization ceases once a project is substantially complete or no longer undergoing construction activities to prepare it for its intended use.
Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the term of the capitalized lease, whichever is appropriate under the circumstances. Our capital lease asset and liabilities are initially measured at the beginning of the lease term at the present value of the minimum lease payments. Assets under a capital lease which meet the transfer-of-ownership or bargain-purchase option criteria of FASB ASC Topic 840, “Leases”, are amortized over the estimated useful lives of the assets. Our depreciation expense is highly dependent on the assumptions we make about our assets’ estimated useful lives. We determine the estimated useful lives based on our experience with similar assets and our estimate of the usage of the asset. Whenever events or circumstances occur which change the estimated useful life of an asset, we account for the change prospectively.
Goodwill.   Goodwill represents the excess of the purchase price over fair value of net assets acquired in connection with the Silver Slipper Casino, Rising Star Casino Resort and Stockman’s Casino. In accordance with the authoritative guidance for goodwill and other intangible assets, we test our goodwill and indefinite-lived intangible assets for impairment annually or if a triggering event occurs. We evaluate goodwill utilizing the market approach and income approach applying the discounted cash flows in accordance with the provisions of FASB ASC Topic 350, “Intangibles — Goodwill and Other” on an annual basis.
Intangible Assets.   Our indefinite-lived intangible assets include trademarks and certain license rights. Gaming licenses represent the value of the license to conduct gaming in certain jurisdictions, which are subject to highly extensive regulatory oversight and, in some cases, a limitation on the number of licenses available for issuance. The fair value of the Rising Star Casino Resort gaming license was estimated using a derivation of the income approach to valuation. The other gaming license values are based on actual costs. Indefinite-lived intangible assets are not amortized unless it is determined that their useful life is no longer indefinite. We periodically review our indefinite-lived assets to determine whether events and circumstances continue to support an indefinite useful life. If it is determined that an indefinite-lived intangible asset has a finite useful life, then the asset is tested for impairment and is subsequently accounted for as a finite-lived intangible asset.
Our finite-lived intangible assets include customer relationship player loyalty programs, land leases, water rights and bank loan fee intangibles. Finite-lived intangible assets are amortized over their estimated useful lives, and we periodically evaluate the remaining useful lives of these intangible assets to determine whether events and circumstances warrant a revision to the remaining period of amortization. We review our finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.
The player loyalty programs represent the value of repeat business associated with Silver Slipper Casino’s and Rising Star Casino Resort’s loyalty programs. The value of the loyalty programs were determined using a multi-period excess earning method of the income approach, which examines the economic returns contributed by the identified tangible and intangible assets of a company, and then isolates the excess return, which is attributable to the asset being valued, based on cash flows attributable to the player loyalty program. The valuation analyses for the active rated players were based on projected revenues and attrition rates. Costs incurred in obtaining long-term financing are included in loan fees, net of amortization over the life of the related debt.
Revenue Recognition and Promotional Allowances.   Slot coin-in is the gross amount wagered for the period cited. The win or hold percentage is the net amount of gaming wins and losses, with liabilities recognized for accruals related to the anticipated payout of progressive jackpots, funds deposited by customers before gaming play occurs (commonly called “casino front money”) and for chips and tokens in the customers’ possession (outstanding chip and token liability). Changes in our slot win percentages can have a significant impact to earnings.
For table games, customers usually purchase gaming chips at the gaming tables. The cash and markers (extensions of credit granted to certain credit worthy customers) are deposited in the gaming table’s drop box. Table game win is the amount of drop that is retained and recorded as casino gaming revenue, with liabilities recognized for funds deposited by customers before gaming play occurs and for unredeemed gaming chips. As we are focused on regional gaming markets, our table win percentages are fairly stable as the majority of these markets do not regularly experience high-end play, which can lead to volatility in win percentages. Therefore, changes in table game win percentages do not typically have a material impact to our earnings.
Key performance indicators related to gaming revenue are slot coin-in and table game drop (volume indicators) and “win” or “hold” percentage. Our typical property slot win percentage is in the range of 4% to 9% of slot coin-in, and our typical table game win percentage is in the range of 5% to 25% of table game drop.
Hotel, food and beverage, entertainment and other operating revenues are recognized as services are performed, net of revenue-based taxes. Advance ticket sales are recorded as deferred revenue until services are provided to the customer. Revenues are recognized net of certain sales incentives, and accordingly, cash incentives to customers for gambling activity, including the cash value of points redeemed by Players Club members, totaling $6.0 million and $6.7 million have been recognized as a direct reduction of casino revenue in 2013 and 2012, respectively. Sales and similar revenue-linked taxes collected from customers are excluded from revenue and recorded as a liability payable to the appropriate taxing authority and included in accrued expenses. Revenue also does not include the retail value of accommodations, food and beverage, and other services gratuitously furnished to customers totaling $19.8 million in 2013 and $15.4 million in 2012. The estimated cost of providing room, food and beverage and other incentives is included primarily in casino expenses, as noted in the table below (in thousands):

	2013	2012
Rooms	$3,577	$3,588
Food and beverage	13,549	9,249
Other incentives	888	1,120
	$18,014	$13,957

We recognize the impact on gaming revenues on an annual basis to reflect an estimate of the change in the value of outstanding chips and tokens that are not expected to be redeemed. This estimate is determined by measuring the difference between the total value of chips and tokens placed in service less the value of chips and tokens in the inventory of chips and tokens under our control. This measurement was not consistently performed in past years, but will be performed on an annual basis in the future utilizing methodology in which a consistent formula is applied to estimate the percentage value of the chips and tokens not in custody that are not expected to be redeemed. In addition to the formula, certain judgments are made with regard to various denominations and souvenir chips and tokens.
Derivative Instruments and Hedging Activities.
Derivative Instruments — Interest Rate Swap Agreement.   We adopted the accounting guidance for derivative instruments and hedging activities (ASC Topic 815, “Derivatives and Hedging”), as amended, to account for our interest rate swap, prior to the pay-off of the interest rate swap on March 30, 2012. The accounting guidance required us to recognize our derivative instruments as either assets or liabilities in our consolidated balance sheet at fair value. The accounting for changes in fair value (i.e. gains or losses) of a derivative instrument agreement depended on whether it had been designated and qualified as part of a hedging relationship and further, on the type of hedging relationship. The derivative instrument was not designated as a hedge for accounting purposes. The change in fair value was recorded in the consolidated statement of operations in the period of change. Additionally, the difference between amounts received and paid under such agreements, as well as any costs or fees, were recorded as a reduction of, or an addition to, interest expense as incurred over the life of the agreement. Fluctuations in interest rates caused the fair value of our derivative instrument to change each reporting period. Effective March 20, 2012 the interest rate swap was terminated, and $0.5 million was paid, which reflected the fair value of the interest rate swap on that date, and we ceased to recognize the interest rate swap as a liability on the balance sheet in long-term debt.
Derivative Instruments — Interest Rate Cap Agreement.   Currently, we are subject to interest rate risk under our Capital One First Lien Credit Agreement. In November 2012 in accordance with the terms of the First Lien Credit Agreement, we entered into a prepaid interest rate cap agreement with Capital One for a notional amount of $15.0 million at a LIBOR cap rate of 1.5%. The agreement was effective November 2, 2012 and will terminate on October 1, 2014.
Customer Loyalty Programs.   We currently offer incentives to our customers through customer loyalty programs at each of our properties  —  the Silver Slipper Casino Players Club, the Rising Star Rewards Club™, the Grand Lodge Players Advantage Club® and the Stockman’s Winner’s Club. Under these programs, customers earn points based on their level of play that may be redeemed for various benefits, such as free play, cash back, complimentary dining, or hotel stays, among others, depending on each property’s specific offers. The reward credit balance under the plans will be forfeited if the customer does not earn any reward credits over a specified time period, or after a specified time period of inactivity, up to a 13-month time period, depending on the specific property’s customer loyalty program.
We accrue a liability for the estimated cost of providing these benefits as the benefits are earned. Estimates and assumptions are made regarding cost of providing the benefits, breakage rates, and the mix of goods and services customers will choose. We use historical data to assist in the determination of estimated accruals. Changes in estimates or customer redemption habits could produce significantly different results. At December 31, 2013 and December 31, 2012, we had accrued $1.2 million and $1.3 million, respectively, for the estimated cost of providing these benefits. Such amounts are included in “Accrued player club points and progressive jackpots” in our consolidated balance sheets.
Loyalty programs are just a part of the total marketing program. The amount of marketing reinvestment (complimentaries to players, promotional awards, entertainment, etc.) is based on the specific property and competitive assumptions. We track the percentage of promotional and marketing costs compared to gaming revenue for an efficient use and return on our marketing investment. Each of our properties has been faced with a highly competitive promotional environment due to the high amounts of incentives offered by the competition. The Rising Star Casino Resort has been significantly impacted by the substantial promotions offered at the new Ohio casinos.
Share-based Compensation.   Share-based compensation expense from stock awards (Note 12) is included in general and administrative expense. Vesting is contingent upon certain conditions, including continuous service of the individual recipients. Unvested stock grants made in connection with our incentive compensation plan are viewed as a series of individual awards and the related share-based compensation expense is amortized into compensation expense on a straight-line basis as services are provided over the vesting period, and reported as a reduction of stockholders’ equity. We grant shares of restricted stock, rather than options, to key members of management and the board of directors.
Legal Defense Costs.   We do not accrue for estimated future legal and related defense costs, if any, to be incurred in connection with outstanding or threatened litigation and other disputed matters but rather, record such as period costs when the related services are rendered.
Income Taxes.   Income tax-related interest and penalties, if any, are treated as part of income tax expense.

Income per Common Share.   Basic income or earnings per share (“EPS”) is computed based upon the weighted-average number of common shares outstanding during the year. Diluted EPS is computed based upon the weighted average number of common and common equivalent shares if their effect upon exercise would have been dilutive using the treasury stock method. As of December 31, 2013 and 2012, there were no common equivalent shares that would have been dilutive and, therefore, the calculations for basic and diluted EPS are equal.
Reclassifications.   Certain minor reclassifications in prior year balances have been made to conform to the current presentation, which had no effect on previously reported net income.
Recently Issued Accounting Pronouncements
We have reviewed authoritative standards issued after December 31, 2013. As a result, we determined that the new standards are not likely to have any significant impact on our future financial statements.
3.
  VARIABLE INTEREST ENTITIES
GEM.   Prior to the sale of our interest on March 30, 2012, we directed the day-to-day operational activities of GEM which significantly impacted GEM’s economic performance, and therefore, we were the primary beneficiary pursuant to the relevant portions of FASB ASC Topic 810 “Consolidation” [ASC 810-10-25 Recognition of Variable Interest Entities, paragraphs 38-39]. As such, the joint venture was a variable interest entity that was consolidated in our financial statements.
An unaudited summary of GEM’s operations follows (In thousands):
GEM CONDENSED STATEMENT OF INCOME INFORMATION

	Twelve Months Ended:
	December 31, 2013	December 31, 2012
Revenues	$—	$5,340
Net income	—	4,362

4.
  CONTRACT RIGHTS
On March 30, 2012, our remaining contract rights were sold with our interest in GEM to FDA.
5.
  GOODWILL & OTHER INTANGIBLES
Goodwill:
Due to various factors, including weak economic conditions, lower than anticipated discretionary consumer spending, and increased competition in our Indiana market, we realized lower than expected operating results during the third quarter of 2013 at some of our properties. We performed interim impairment assessments of goodwill for these properties as of September 30, 2013. We evaluated goodwill for all of the relevant properties and recognized a $4.0 million impairment of Stockman’s Casino goodwill. Our review of Rising Star Casino Resort as of September 30, 2013, resulted in approximately a 2.6% excess of estimated fair value using the discounted cash flows approach. We also evaluated goodwill for the Silver Slipper Casino utilizing the market approach, resulting in approximately a 20.1% excess of estimated fair value over carrying value considering an earnings multiple of 7.0. These calculations, which are subject to change as a result of future economic uncertainty, contemplate changes for both current year and future year estimates in earnings and the impact of these changes to the fair value of Silver Slipper Casino, Rising Star Casino Resort and Stockman’s Casino, although there is always some uncertainty in key assumptions including projected future earnings growth. If our estimates of projected cash flows related to our assets are not achieved, we may be subject to future impairment charges, which could have a material adverse impact on our consolidated financial statements.

	Year ended December 31, 2013 (in thousands)
	Balance at beginning of the year	Changes during the year	Balance at end of the year
Stockman’s Goodwill	$5,809	$(4,000)	$1,809
Rising Star Goodwill	1,647	—	1,647
Silver Slipper Goodwill	14,671	—	14,671
Goodwill, net of accumulated impairment losses	$22,127	$(4,000)	$18,127

	Year ended December 31, 2012 (in thousands)
	Balance at beginning of the year	Changes during the year	Balance at end of the year
Stockman’s Goodwill	$5,809	$—	$5,809
Rising Star Goodwill	1,647	—	1,647
Silver Slipper Goodwill	—	14,671	14,671
Goodwill, net of accumulated impairment losses	$7,456	$14,671	$22,127

Other Intangible Assets:
Other intangible assets, net consist of the following (in thousands):

	December 31, 2013
	Estimated Life (years)	Gross Carrying Value	Accumulated Amortization	Cumulative Expense / (Disposals)	Intangible Asset, Net
Amortizing Intangible assets:
Player Loyalty Program – Rising Star	3	$1,700	$(1,558)	$—	$142
Player Loyalty Program – Silver Slipper	3	5,900	(2,458)	—	3,442
Land Lease and Water Rights – Silver Slipper	46	1,420	(39)		1,381
Capital One Bank Loan Fees	3	4,671	(2,019)	216	2,868
ABC Funding, LLC Loan Fees	4	984	(308)	14	690
Non-amortizing intangible assets:
Gaming License-Indiana	Indefinite	9,900	—	—	9,900
Gaming License-Mississippi	Indefinite	115	—	(10)	105
Gaming License-Nevada	Indefinite	542	—	(19)	523
Trademarks	Indefinite	36	—	4	40
		$25,268	$(6,382)	$205	$19,091
Other Intangible assets subtotal		$19,613	$(4,055)	$(25)	$15,533
Loan Fees subtotal		5,655	(2,327)	230	3,558
		$25,268	$(6,382)	$205	$19,091

	December 31, 2012
	Estimated Life (years)	Gross Carrying Value	Accumulated Amortization	Cumulative Expense / (Disposals)	Intangible Asset, Net
Amortizing Intangible assets:
Player Loyalty Program – Rising Star	3	$1,700	$(992)	$—	$708
Player Loyalty Program – Silver Slipper	3	5,900	(492)	—	5,408
Land Lease and Water Rights – Silver Slipper	46	1,420	(23)	—	1,397
Wells Fargo Bank Loan Fees	5	2,614	(924)	(1,690)	—
Capital One Bank Loan Fees	3	4,671	(434)	—	4,237
ABC Funding, LLC Loan Fees	4	984	(62)	—	922
Non-amortizing intangible assets:
Gaming License-Indiana	Indefinite	9,900	—	—	9,900
Gaming License-Mississippi	Indefinite	115	—	—	115
Gaming License-Nevada	Indefinite	542	—	—	542
Trademarks	Indefinite	36	—	—	36
		$27,882	$(2,927)	$(1,690)	$23,265
Other Intangible assets subtotal		$19,613	$(1,507)	$—	$18,106
Loan Fees subtotal		8,269	(1,420)	(1,690)	5,159
		$27,882	$(2,927)	$(1,690)	$23,265

Player Loyalty Program
The player loyalty programs represent the value of repeat business associated with Silver Slipper Casino’s and Rising Star Casino Resort’s loyalty programs. The value of $5.9 million and $1.7 million of the Silver Slipper Casino’s and Rising Star Casino Resort’s player loyalty programs, respectively, were determined using a multi-period excess earning method of the income approach, which examines the economic returns contributed by the identified tangible and intangible assets of a company, and then isolates the excess return, which is attributable to the asset being valued, based on cash flows attributable to the player loyalty program. The valuation analyses for the active rated players were based on projected revenues and attrition rates. Silver Slipper Casino and Rising Star Casino Resort maintain historical information for the proportion of revenues attributable to the rated players for gross gaming revenue. The value of the player loyalty programs are amortized over a life of three years.
Land Lease and Water Rights
In November 2004, Silver Slipper Casino entered into a lease agreement with Cure Land Company, LLC for approximately 38 acres of land (“Land Lease”), which includes approximately 31 acres of protected marsh land as well as a seven-acre casino parcel, on which the Silver Slipper Casino was subsequently built. The lease was amended and extended on February 26, 2013, as discussed in Note 11. The $1.0 million Land Lease represents the excess fair value of the land over the estimated net present value of the Land Lease payments. The $0.4 million of water rights represented the fair value of the water rights based upon the market rates in Hancock County, Mississippi. The value of the Land Lease and water rights are amortized over the life of the Land Lease, or 46 years.
Loan Fees
On October 1, 2012, we funded the purchase of the Silver Slipper Casino with the full amount of the $50.0 million First Lien Credit Agreement with Capital One and the full amount of the Second Lien Credit Agreement with ABC Funding, LLC, as discussed in Note 8. We incurred $4.7 million in loan fees related to obtaining the First Lien Credit Agreement and $1.0 million in loan fees related to obtaining the Second Lien Credit Agreement. On August 26, 2013, we entered into a first amendment to the First Lien Credit Agreement (the “First Lien Amendment”) and an amendment to the Second Lien Credit Agreement (the

“Second Lien Amendment”) and incurred $0.2 million in additional loan fees, as discussed in Note 8. All of the loan fees are amortized over the terms of the agreements. The First Lien Amendment modifications included an extended maturity date to June 29, 2016, therefore the amortization period for these loan fees was extended.
The amortization of loan fees was $1.8 million and $0.7 million for the year ended December 31, 2013 and December 31, 2012, respectively.
Gaming Licenses
Gaming licenses represent the value of the license to conduct gaming in certain jurisdictions, which are subject to highly extensive regulatory oversight and, in some cases, a limitation on the number of licenses available for issuance. The value of the $9.9 million Rising Star Casino Resort gaming license was estimated using a multi-period excess earning method of the income approach, which examines the economic returns contributed by the identified tangible and intangible assets of a company, and then isolates the excess return, which is attributable to the asset being valued, based on cash flows attributable to the gaming license. The other gaming license values are based on actual costs. Gaming licenses are not amortized as they have indefinite useful lives and are evaluated for potential impairment on an annual basis unless events or changes in circumstances indicate the carrying amount of the gaming licenses may not be recoverable. We reviewed existing gaming licenses as of December 31, 2013 and recognized an expense of $0.1 million related to gaming licensing costs pertaining to a former director and a secretary/general counsel, who are no longer affiliated with us.
We incurred $0.1 million in costs related to obtaining a Mississippi gaming license during 2012, for the purchase of all of the outstanding membership interest of Silver Slipper Casino Venture, LLC which owns and operates the Silver Slipper Casino.
Trademark
Trademarks are based on the legal fees and recording fees related to the trademark of the “Rising Star Casino Resort” name, and variations of such name. Trademarks are not subject to amortization, as they have an indefinite useful life and are evaluated for potential impairment on an annual basis unless events or changes in circumstances indicate the carrying amount of the trademark may not be recoverable.
Current and Future Amortization
We amortize our definite-lived intangible assets, including our player loyalty programs, loan fees, land leases and water rights over their estimated useful lives. The aggregate amortization expense was $4.4 million and $1.7 million for the year ended December 31, 2013 and December 31, 2012, respectively.
Total amortization expense for intangible assets for the years ending December 31, 2014, 2015, 2016, 2017, 2018 and thereafter is anticipated to be approximately $2.4 million, $1.8 million, $3.1 million, $0.03 million, $0.03 million, and $1.2 million, respectively.
6.
  PROPERTY AND EQUIPMENT
At December 31, 2013 and 2012, property and equipment consists of the following (in thousands):

	2013	2012
Land and improvements	$11,670	$9,907
Buildings and improvements	72,570	70,401
Furniture and equipment	26,943	19,388
Construction in progress	3,081	311
	114,264	99,957
Less accumulated depreciation	(23,096)	(16,284)
	$91,168	$83,673

The construction in progress was primarily related to construction costs for the Silver Slipper Casino Hotel (Note 11) and the renovation of the Silver Slipper garage and also included capitalized interest of $0.03 million related to these projects.

Leased property and equipment of $7.6 million, as of December 31, 2013, related to the Rising Star Casino Resort capital lease (Note 7) is also included in the schedule above.
At December 31, 2013 and 2012, leased property and equipment consisted of the following (in thousands):

	2013	2012
Leased land and improvements	$215	$—
Leased buildings and improvements	5,787	—
Leased furniture and equipment	1,717	—
	7,719	—
Less accumulated amortization	(83)	—
	$7,636	$—

Amortization related to the Rising Star Casino Resort capital lease is combined with depreciation expense.
7.
  CAPITAL LEASE OBLIGATION
Rising Star Casino Resort Capital Lease. On August 16, 2013, we entered into a 10-year capital lease for the new hotel tower at Rising Star Casino Resort (the “Rising Star Hotel Agreement”) with Rising Sun/Ohio County First, Inc., an Indiana non-profit corporation (the “Landlord”). The Landlord’s 104-room tower, adjacent to the Rising Star Casino Resort, opened November 15, 2013. The Rising Star Hotel Agreement provides us with full management control and we, as the lessee, assume all responsibilities, revenues, expenses, profits and losses related to the hotel’s operations. The term of the Rising Star Hotel Agreement is for 10 years from November 15, 2013, with the Landlord having a right to sell the hotel tower to us at the end of the term and our corresponding obligation to purchase it on the terms set forth in the Rising Star Hotel Agreement. During the term, we will have the exclusive option to purchase the new hotel tower at Rising Star Casino Resort at a pre-set price. On January 1, 2014, we began paying a fixed monthly rent payment of approximately $77.5 thousand, which will continue throughout the term of the Rising Star Hotel Agreement unless we elect to purchase the hotel before the end of the lease period. In the event that we default on the lease agreement, the Landlord’s recourse is limited to taking possession of the property, collection of all rent due and payable, and the right to seek remediation for any attorneys’ fees, litigation expenses, and costs of retaking and re-leasing the property.
Future minimum lease payments and the present value of such payments related to the capital lease are as follows, as of December 31, 2013 (in thousands):

2014	$930
2015	930
2016	930
2017	930
2018	930
Thereafter	4,499
Total minimum lease payments	9,149
Less: amount representing interest	(1,430)
Present value of minimum lease payments	$7,719

The current portion of our capital lease obligation is $0.7 million, which represents the minimum lease payments, less interest, to be paid over the next year. The capital lease obligation, net of current portion is $7.0 million.

8.
  LONG-TERM DEBT
At December 31, 2013 and 2012, long-term debt consists of the following (in thousands):

	2013	2012
Long-term debt, net of current portion:
Term loan agreement, $50.0 million on June 29, 2012, funded on October 1, 2012, maturing June 29, 2016, with variable interest as described in the fourth succeeding paragraph. (the average interest rate was 4.75% and 5.4% during the quarter and year ended December 31, 2013, respectively)	$37,500	$48,750
Term loan agreement, $20.0 million on October 1, 2012, maturing October 1, 2016, interest rate is fixed at 13.25% per annum.	20,000	20,000
Less current portion	—	(2,500)
	$57,500	$66,250

First and Second Lien Credit Agreements.   On June 29, 2012, we entered into the First Lien Credit Agreement with Capital One, which provides for a term loan in an amount up to $50.0 million and a revolving loan in an amount up to $5.0 million. On October 1, 2012, we entered into a Second Lien Credit Agreement with ABC Funding, LLC as administrative agent which provided for a term loan in an amount up to $20.0 million. We funded the purchase of Silver Slipper Casino with the full amount of the $50.0 million term loan under the First Lien Credit Agreement and the full amount of the Second Lien Credit Agreement. The $5.0 million revolving loan under the First Lien Credit Agreement remains undrawn and available, subject to the terms and restrictions of the First Lien Credit Agreement.
On August 26, 2013, we entered into the First Lien Amendment and the Second Lien Amendment which amended certain provisions of the First Lien Credit Agreement and Second Lien Credit Agreement. The First Lien Amendment modifications included a $10.0 million increase to the term loan portion of the First Lien Credit Agreement to $56.3 million, a 1% lower interest rate and an extended maturity date to June 29, 2016. Also, certain financial ratio covenants were revised under the First Lien Credit Agreement and Second Lien Credit Agreement to accommodate the additional extension of credit under the First Lien Credit Agreement and our capital lease agreement related to the hotel adjacent to the Rising Star Casino Resort as discussed in Note 7. The $10.0 million term loan under the First Lien Credit Agreement remains undrawn and available within the limits and terms of the First Lien Credit Agreement, and will be used to fund a portion of the $17.7 million construction of the six-story, 142-room Silver Slipper Casino Hotel being built between the south side of the casino and the waterfront, with rooms facing views of the bay. The remaining $7.7 million of the construction cost has been, and will be, funded from available cash. As of December 31, 2013, we had funded cash of $2.5 million in construction and financing costs for the Silver Slipper Casino Hotel, and we anticipate funding an additional $5.2 million in cash in 2014. Construction of the hotel is expected to be completed in late 2014 or early 2015.
The First Lien Credit Agreement and Second Lien Credit Agreement are secured by substantially all of our assets and therefore, our wholly-owned subsidiaries guarantee our obligation under the agreements. The Second Lien Credit Agreement is subject to the lien of the First Lien Credit Agreement.
We have elected to pay interest on the First Lien Credit Agreement based on the greater of the elected LIBOR rate, or 1.0%, plus a margin rate as set forth in the agreement. The LIBOR rate is a rate per annum equal to the quotient of (a) the greater of (1) 1.00% and (2) the rate per annum referenced to as the BBA (British Bankers Association) LIBOR divided by (b) one minus the reserve requirement set forth in the First Lien Credit Agreement for such loan in effect from time to time. LIBOR rate elections can be made based on a 30 day, 60 day, 90 day or 180 day LIBOR, and margins are adjusted quarterly. As of December 31, 2013, the interest rate was 4.75% on the balance outstanding on the First Lien Credit Agreement, based on the 1.0% minimum, plus a 3.75% margin. We pay interest on the Second Lien Credit Agreement at the fixed rate of 13.25% per annum.
The First Lien Credit Agreement and Second Lien Credit Agreement contain customary negative covenants for transactions of this type, including, but not limited to, restrictions on our and our subsidiaries’ ability to: incur indebtedness; grant liens; pay dividends and make other restricted payments;

make investments; make fundamental changes; dispose of assets; and change the nature of our business. The First Lien Credit Agreement and Second Lien Credit Agreement require that we maintain specified financial covenants, including a total leverage ratio, a first lien leverage ratio, and a fixed charge coverage ratio all of which measure Adjusted EBITDA (as defined in the agreements) against outstanding debt and fixed charges (as defined in the agreements). A capital expenditure ratio must also be maintained as set forth in the agreements. The First Lien Credit Agreement and Second Lien Credit Agreement define Adjusted EBITDA as net income (loss) plus (i) interest expense, net, (ii) provision for taxes (iii) depreciation and amortization and further adjusted to eliminate the impact of certain items that are not indicative of ongoing operating performance such as: (iv) acquisition costs, (v) non-cash stock compensation, (vi) loss on derivatives and debt, (vii) gain on sale of joint venture, (viii) impairment loss, and (ix) certain severance costs.
The First Lien Amendment revised the ratio requirements under the First Lien Credit Agreement. Also, the Second Lien Amendment revised the total leverage ratio requirements under the Second Lien Credit Agreement to exclude the capital lease related to the new tower at the Rising Star Casino Resort. The First Lien Credit Agreement and the Second Lien Credit Agreement maximum total leverage ratio and maximum first lien leverage ratio vary according to the applicable time period and the fixed charge coverage ratio remains constant, as indicated in the tables below:

First Lien Credit Agreement
Applicable Period	Maximum Total Leverage Ratio	Maximum First Lien Leverage Ratio	Minimum Fixed Charge Coverage Ratio
Initial funding date through and including December 31, 2014	4.00x	2.75x	1.10x
January 1, 2015 through and including December 31, 2015	3.75x	2.50x	1.10x
January 1, 2016 and thereafter	3.50x	2.25x	1.10x

Second Lien Credit Agreement
Applicable Period	Maximum Total Leverage Ratio	Maximum First Lien Leverage Ratio	Minimum Fixed Charge Coverage Ratio
Initial funding date through and including September 30, 2013	4.00x	3.00x	1.00x
October 1, 2013 through and including September 30, 2014	3.75x	2.75x	1.00x
October 1, 2014 and thereafter	3.50x	2.50x	1.00x

We measure compliance with our covenants on a quarterly basis and we were in compliance at December 31, 2013, however, there can be no assurances that we will remain in compliance with all covenants in the future. The First Lien Credit Agreement and Second Lien Credit Agreement also include customary events of default, including, among other things: non-payment; breach of covenant; breach of representation or warranty; cross-default under certain other indebtedness or guarantees; commencement of insolvency proceedings; inability to pay debts; entry of certain material judgments against us or our subsidiaries; occurrence of certain ERISA events; re-purchase of our own stock and certain changes of control. A breach of a covenant or other events of default could cause the loans to be immediately due and payable, terminate commitments for additional loan funds, or the lenders could exercise any other remedy available under the First Lien Credit Agreement or Second Lien Credit Agreement or by law. If a breach of covenants or other event of default were to occur, we would seek modifications to covenants or a temporary waiver or waivers from the First Lien Credit Agreement and Second Lien Credit Agreement lenders. No assurance can be given that we would be successful in obtaining such modifications.
During the year ended December 31, 2012, we prepaid, at our discretion, the principal payment of $1.3 million due April 1, 2013 on the First Lien Credit Agreement, in order to reduce interest costs. As a practice, we consistently prepaid our quarterly payments before their due dates in 2013, and during the year ended December 31, 2013, we prepaid, at our discretion, the sum of $8.8 million in quarterly principal payments, which were due through July 1, 2015. The next scheduled principal payment is due October 1, 2015.
We are required to make prepayments under the First Lien Credit Agreement, under certain conditions defined in the agreement, in addition to the scheduled principal installments for any fiscal year ending

December 31, 2012 and thereafter. We are required to pay the entire outstanding principal on the First Lien Credit Agreement and Second Lien Credit Agreement, together with all accrued and unpaid interest thereon, on the respective maturity dates. Prepayment penalties will be assessed in the event that prepayments are made on the Second Lien Credit Agreement prior to the discharge of the First Lien Credit Agreement.
Scheduled maturities of long-term debt as of the most recent balance sheet presented are as follows, for the annual periods ended December 31 (in thousands):

2014	$—
2015	1,250
2016	56,250
2017	—
$57,500

9.
  DERIVATIVE INSTRUMENTS
Derivative Instruments — Interest Rate Swap Agreement
We adopted the accounting guidance for derivative instruments and hedging activities (ASC Topic 815, “Derivatives and Hedging”), as amended, to account for our interest rate swap, prior to the payoff of the interest rate swap on March 30, 2012. The accounting guidance required us to recognize our derivative instruments as either assets or liabilities in our consolidated balance sheet at fair value. The accounting for changes in fair value (i.e. gains or losses) of a derivative instrument agreement depended on whether it had been designated and qualified as part of a hedging relationship and further, on the type of hedging relationship. The derivative instrument was not designated as a hedge for accounting purposes. The change in fair value was recorded in the consolidated statement of operations in the period of change. Additionally, the difference between amounts received and paid under such agreements, as well as any costs or fees, were recorded as a reduction of, or an addition to, interest expense as incurred over the life of the agreement. Fluctuations in interest rates caused the fair value of our derivative instrument to change each reporting period. Effective March 30, 2012 the interest rate swap was terminated, and $0.5 million was paid, which reflected the fair value of the interest rate swap on that date, and we ceased to recognize the interest rate swap as a liability on the balance sheet in long-term debt. Prior to the pay-off of the interest rate swap, the interest rate swap was adjusted to fair value and the adjustment of the interest rate swap was recognized as income during the first quarter of 2012. During the three months ended March 31, 2012, the weighted average cash interest rate paid on the debt was 8.16%, including interest rate swap interest and loan interest.
Derivative Instruments — Interest Rate Cap Agreement
Currently, we are subject to interest rate risk under our Capital One First Lien Credit Agreement. In November 2012 in accordance with the terms of the First Lien Credit Agreement, we entered into a prepaid interest rate cap agreement with Capital One for a notional amount of $15.0 million at a LIBOR cap rate of 1.5%. The agreement was effective November 2, 2012 and terminates on October 1, 2014. Any future settlements resulting from the interest rate cap will be recognized in interest expense during the period in which the change occurs.

10.
  INCOME TAXES
The income tax provision consists of the following (in thousands):

	2013	2012
Current: Federal	$2,627	$15,390
State	289	1,509
	2,338	16,899
Deferred: Federal	1,572	(1,712)
State	405	(12)
	1,977	(1,724)
	$361	$15,175

A reconciliation of the income tax provision relative to continuing operations with amounts determined by applying the statutory U.S. Federal income tax rate of 35% to consolidated income before income taxes is as follows (in thousands):

	2013	2012
Tax provision at U.S. statutory rate	$(1,513)	$15,053
State taxes, net of federal benefit	473	1,067
Permanent differences	573	(586)
Credits	(73)	(46)
Adjustments to beginning deferred balances	221	(196)
Other	(42)	(117)
	$(361)	$15,175

At December 31, 2013 and 2012, our deferred tax assets (liabilities) consist of the following (in thousands):

	2013	2012
Deferred tax assets:
Deferred compensation	$537	$1,713
Depreciation of fixed assets	—	595
Intangible assets and amortization	1,835	591
Accrued expenses	427	933
Chip and token liability	19	93
Allowance for doubtful accounts	188	150
Other	224	531
	3,230	4,606
Deferred tax liabilities:
Depreciation of fixed assets	(627)	—
Prepaid expenses	(1,461)	(1,310)
Interest in partnerships	—	(176)
	(2,088)	(1,486)
	$1,142	$3,120

Management has made an annual analysis of its state and federal tax returns that remain subject to examination by major authorities (presently consisting of tax years 2010 through 2012) and concluded that we have no recordable liability as of December 31, 2013 or 2012, for unrecognized tax benefits as a result of uncertain tax positions taken.

11.
  COMMITMENTS AND CONTINGENCIES
Operating leases
On December 1, 2012, we amended and extended our corporate office lease through May 2018. Effective December 2010, Stockman’s Casino entered into a lease agreement as lessee for its primary outdoor casino sign until November 2015. On June 28, 2011, the Grand Lodge Casino entered into a Casino Operations Lease (“Grand Lodge Lease”) with Hyatt Equities, L.L.C. for approximately 20,900 square feet of building space occupied by the Grand Lodge Casino gaming operations, as well as associated gaming office space. On April 8, 2013, the Grand Lodge Casino entered into a first amendment to the Grand Lodge Lease (the “Amendment”) with Hyatt Equities, L.L.C. amending the terms of the lease. The Amendment extended the initial term of the Grand Lodge Lease until August 31, 2018 and makes certain other conforming changes. Except as set forth in the Amendment, all other terms of the Grand Lodge Lease remain in full force and effect.
Silver Slipper Casino entered into the Land Lease in November 2004, as amended in March 2009, September 2012 and February 2013, which includes approximately 31 acres of protected marsh land as well as a seven-acre casino parcel, on which the Silver Slipper Casino was subsequently built. In December 2010, Silver Slipper Casino entered into a lease agreement with Cure Land Company, LLC for approximately five acres of land occupied by the Silver Slipper Casino gaming office and warehouse space through November 30, 2020. On January 31, 2012 Silver Slipper Casino entered into a lease agreement with Chelsea Company, LLC for a small parcel of land with a building which may be occupied by a proposed Silver Slipper Casino welcome center in the future, through December 31, 2019. On January 11, 2013 Silver Slipper Casino terminated a previous restaurant lease agreement with Diamondhead Country Club & Property Owners Association (“DCCPOA”) and entered into a contract to purchase services to be provided by DCCPOA related to its golf and country club through December 31, 2019.
Land Lease buyout.   The Land Lease includes an exclusive option to purchase the leased land (“Purchase Option”), as well as an exclusive option to purchase a four acre portion of the leased land (“4 Acre Parcel Purchase Option”), which may be exercised at any time in conjunction with a hotel development during the term of the Land Lease for $2.0 million. On February 26, 2013, Silver Slipper Casino entered into a third amendment to the Land Lease which amended the term and Purchase Option provisions. The term of the Land Lease was extended to April 30, 2058, and the Purchase Option was extended through October 1, 2027, and may only be exercised after February 26, 2019. If there is no change in ownership, the purchase price will be $15.5 million, less $2.0 million if the 4 Acre Parcel Purchase Option has been previously exercised, plus a retained interest in Silver Slipper Casino operations of 3% of net income. In the event that we sell or transfer substantially all of the assets of our ownership in Silver Slipper Casino, then the purchase price will increase to $17.0 million.
The total rent expense for all operating leases for the years ended December 31, 2013 and December 31, 2012 was $2.9 million and $1.9 million, respectively.
Future minimum lease payments are as follows (in thousands):

2014	$2,766
2015	2,750
2016	2,706
2017	2,703
2018	2,099
Thereafter	36,755
$49,779

Other Commitments
Employment agreements.   We are obligated under employment agreements with certain key employees that provide the employee with a base salary, bonus, restricted stock grants and other customary benefits and severance in the event the employee is terminated without cause or due to a “change of control,” as defined in the agreements. The severance amounts vary with the term of the agreement and can be up to two years’ base salary and an average bonus calculated as earned in the previous three years or as a percentage of base salary. If such termination occurs within two years of a change of control, as defined in the agreements, or by us without cause, the employee will receive a lump sum payment equal to no less than six months to one year’s annual base salary, a lump sum cash payment equal to the average bonus earned in the previous one to three years or calculated as a percentage of base salary, and the acceleration and vesting of all unvested shares and stock-based grants awarded upon the date of change of control in some instances, along with insurance costs, 401(k) matching contributions and certain other benefits total ranging from $1.8 million to $2.2 million, in the aggregate.
In the event the employee’s employment terminates due to illness, incapacity or death, the severance amounts vary with the term of the agreement and can be up to two years’ base salary, an amount equal to the prior year bonus on a pro-rata basis to date of termination, reimbursement of expenses incurred prior to date of termination and applicable insurance and other group benefit proceeds, with an expected cost ranging from $0.4 million to $0.7 million per employee.
Defined Contribution Pension Plan.   We sponsor a defined contribution pension plan for all eligible employees providing for voluntary contributions by eligible employees and matching contributions made by us. Matching contributions made by us were $0.6 million for both 2013 and 2012, excluding nominal administrative expenses assumed.
Silver Slipper Casino Hotel construction.   On August 26, 2013, the Silver Slipper Casino entered into an agreement with WHD Silver Slipper, LLC related to construction of the six-story, 142-room Silver Slipper Casino Hotel being built between the south side of the casino and the waterfront, with rooms facing views of the bay. We expect costs related to the construction of the Silver Slipper Casino Hotel to be approximately $17.7 million. We intend to finance $10.0 million of the construction cost with the proceeds of the term loan under the First Lien Credit Agreement as described in Note 8, with the remaining $7.7 million of the construction and related costs funded from available cash. As of December 31, 2013, we had funded cash of $2.5 million in construction and financing costs for the Silver Slipper Casino Hotel, and we anticipate funding an additional $5.2 million in cash in 2014. Construction of the Silver Slipper Casino Hotel is expected to be completed in late 2014 or early 2015.
Other items.   We received correspondence from the Internal Revenue Service (IRS) regarding a late filing of an information return, which may result in a penalty. We have requested a waiver of penalties and believe our request is sustainable on its merits.
Legal matters.   We are party to a number of pending legal proceedings which occurred in the normal course of business. Management does not expect that the outcome of such proceedings, either individually or in the aggregate, will have a material effect on our financial position, cash flows or results of operations.
12.
  SHARE-BASED COMPENSATION PLANS
On June 1, 2011, our compensation committee approved the issuance of 660,000 shares of restricted stock, then valued at the closing price of our stock ($3.88), with no discount. The majority of the shares (600,000) vested on June 1, 2013. The remaining shares have a three year vesting schedule as follows: 20,001 vested on June 1, 2012, 20,001 vested on June 1, 2013 and 19,998 will vest on June 1, 2014. On January 15, 2013, our compensation committee approved the issuance of 50,000 additional shares of restricted stock, then valued at the closing price of our stock ($3.22), with no discount. These shares will vest over three years, 16,667 on January 15, 2014, 16,667 on January 15, 2015 and 16,666 on January 15, 2016. On June 5, 2013, our compensation committee approved the issuance of 15,000 additional shares of restricted stock, then valued at the closing price of our stock ($2.86), with no discount. These shares will vest over three years, 5,000 on June 1, 2014, 5,000 on June 1, 2015 and 5,000 on June 1, 2016. On January 1, 2014, our compensation committee approved the issuance of 120,000 additional shares of restricted stock, then valued at the December 31, 2013 closing price and the January 2, 2014 opening price of our stock for an average of ($2.78), with no discount. These shares will vest over two years, 60,000 on January 1, 2015 and 60,000 on January 1, 2016.
Vesting is contingent upon certain conditions, including continuous service of the individual recipients. Unvested stock grants made in connection with our incentive compensation plan are viewed as a series of individual awards and the related share-based compensation expense is amortized into compensation expense on a straight-line basis as services are provided over the vesting period, and reported as a reduction of stockholders’ equity. We grant shares of restricted stock, rather than options, to key members of management and the board of directors.
We recognized stock compensation expense of $0.6 million and $1.2 million for the twelve months ended December 31, 2013 and December 31, 2012, respectively. Share based compensation expense related to the amortization of the restricted stock issued is included in selling, general and administrative expense. At December 31, 2013 and 2012, we had deferred share-based compensation of $0.2 million and $0.6 million, respectively.
The following table summarizes our restricted stock activity relative to share-based compensation for 2013 and 2012:

	2013		2012
	Shares	Weighted average grant date value (per share)	Shares	Weighted average grant date value (per share)
Unvested at beginning of year	639,999	$3.88	660,000	$3.88
Issued	65,000	3.14	—	—
Vested	(620,001)	3.88	(20,001)	3.88
Forfeited	—	—	—	—
Unvested at end of year	84,998	$3.31	639,999	3.88

In the second quarter of 2013 and 2012, we issued 6,000 shares of unrestricted stock in conjunction with director compensation, which was valued at $0.02 million in each year based on the closing price of our stock of $3.19 and $2.95, respectively, with no discount. Since the shares were fully vested at the date of grant, we recognized share-based compensation expense of $0.02 million in each year related to these grants.

FULL HOUSE RESORTS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
As of March 1, 2014, there are 17,000 shares of common stock available for future issuance under the plan.
13. SEGMENT REPORTING
The following tables reflect selected information for our reporting segments for the twelve months ended December 31, 2013 and December 31, 2012, respectively. The casino operation segments include the Silver Slipper Casino’s operation in Bay St. Louis, Mississippi, Rising Star Casino Resort’s operation in Rising Sun, Indiana, the Grand Lodge Casino’s operation in Lake Tahoe, Nevada and Stockman’s Casino operation in Fallon, Nevada. We have included regional information for segment reporting and aggregated casino operations in the same region. The development/management segment includes costs associated with casino development and management projects, including the management agreement with the Pueblo of Pojoaque to advise on the operations of the Buffalo Thunder in Santa Fe, New Mexico, and, until March 30, 2012, GEM. The Corporate segment includes our general and administrative expenses.
Selected statement of operations data for 2013 and 2012, respectively, is as follows (in thousands):

2013
	Casino Operations			Development/ Management	Corporate	Consolidated
	Nevada	Midwest	Gulf Coast
Revenues	$22,273	$69,147	$51,629	$1,678	$—	$144,727
Selling, general and administrative expense	6,027	17,404	18,217	—	5,326	46,974
Depreciation and amortization	748	3,032	5,595	—	13	9,388
Impairment loss	(4,000)	—	—	—	—	(4,000)
Operating income (loss)	334	2,393	3,960	1,612	(5,339)	2,960
Net (loss) income attributable to Company	213	979	2,508	(348)	(7,314)	(3,962)

2012
	Casino Operations			Development/ Management	Corporate	Consolidated
	Nevada	Midwest	Gulf Coast
Revenues	$22,313	$86,291	$12,861	$7,295	$—	$128,760
Selling, general and administrative expense	6,292	19,398	4,670	136	6,507	37,003
Depreciation and amortization	909	4,163	1,211	592	9	6,884
Operating gain	—	—	—	41,189	—	41,189
Operating income (loss)	3,851	5,746	663	46,196	(6,818)	49,638
Net income (loss) attributable to Company	2,539	2,158	456	30,108	(7,427)	27,834

Selected balance sheet data as of December 31, 2013 and 2012 is as follows (in thousands):

2013
	Casino Operations			Development/ Management	Corporate	Consolidated
	Nevada	Midwest	Gulf Coast
Total assets	$13,838	$55,523	$71,662	$59	$13,205	$154,287
Property and equipment, net	7,352	36,427	47,338	—	51	91,168
Goodwill	1,809	1,647	14,671	—	—	18,127
Liabilities	2,056	12,718	3,559	—	58,140	76,473

2012
	Casino Operations			Development/ Management	Corporate	Consolidated
	Nevada	Midwest	Gulf Coast
Total assets	$16,964	$51,054	$72,911	$96	$21,700	$162,725
Property and equipment, net	6,988	29,632	47,024	—	29	83,673
Goodwill	5,809	1,647	14,671	—	—	22,127
Liabilities	2,281	5,817	3,020	—	70,474	81,592

14.
  SUBSEQUENT EVENTS
On January 1, 2014, our compensation committee approved the issuance of 120,000 additional shares of restricted stock, then valued at the December 31, 2013 closing price and the January 2, 2014 opening price of our stock for an average of ($2.78), with no discount. These shares will vest over two years, 60,000 on January 1, 2015 and 60,000 on January 1, 2016.
On February 26, 2014, we entered into an exclusivity agreement with Keeneland Association, Inc. to own, manage, and operate instant racing and, if authorized, traditional casino gaming at race tracks in Kentucky, subject to completion of definitive documents for each opportunity. In addition, we and Keeneland Association, Inc. have a letter of intent that provides for an exclusive option to purchase the Thunder Ridge Raceway in Prestonsburg, Kentucky. The purchase will be subject to the completion of definitive documentation and to the approval of the Kentucky Horse Racing Commission, including the approval to transfer the racing license to a to-be-constructed quarter horse racetrack near Corbin, Kentucky to be owned 75% by us and 25% by Keeneland Association, Inc.

Independent Auditors’ Report
Board of Managers
Silver Slipper Casino Venture, LLC
Hancock County, Mississippi
We have audited the accompanying balance sheets of Silver Slipper Casino Venture, LLC (the “Company”) as of December 31, 2011 and 2010 and the related statements of operations, changes in members’ equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silver Slipper Casino Venture, LLC at December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, as of December 30, 2010 the Company has entered into a Memorandum of Understanding with its Lenders that provides an extension of maturity of its Credit Facility until January 31, 2012. This condition raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters also are described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ BDO USA, LLP
January 30, 2012
Dallas, Texas

SILVER SLIPPER CASINO VENTURE, LLC
BALANCE SHEETS

	December 31,
	2011	2010
	(in thousands)
Assets
Current assets
Cash and cash equivalents	$5,262	$4,332
Accounts receivable, net	645	280
Inventory	530	553
Prepaid expenses and other current assets	1,144	1,082
Total current assets	7,581	6,247
Property and equipment, net	47,275	51,079
Other assets	95	92
Total assets	$54,951	$57,418
Liabilities and Members’ Equity (Deficit)
Current liabilities
Accounts payable	$1,327	$1,559
Accrued liabilities	2,616	2,529
Deferred fee payable	450	450
Other current liabilities	200	202
Notes payable – current portion	76	217
Secured credit facility	58,474	58,474
Current maturities of capital lease obligations	146	138
Total current liabilities	63,289	63,569
Promotional giveaway, net of current portion	—	190
Notes payable, net of current portion	—	77
Capital lease obligations, net of current maturities	90	236
Total liabilities	63,379	64,072
Members’ equity (deficit)
Contributed capital	9,700	9,700
Retained deficit	(18,128)	(16,354)
Total members’ deficit	(8,428)	(6,654)
Total liabilities and members’ equity	$54,951	$57,418

See accompanying independent auditor’s report and notes to financial statements.

SILVER SLIPPER CASINO VENTURE, LLC
STATEMENTS OF OPERATIONS

	Year ended December 31,
	2011	2010
	(in thousands)
Revenues
Casino	$51,965	$50,662
Food and beverage	13,061	12,719
Other	729	687
Less: promotional allowances	(8,495)	(8,260)
Net revenues	57,260	55,808
Expenses
Cost of sales
Casino	7,089	6,620
Food and beverage	7,716	7,204
Other	145	116
Selling, general and administrative	32,140	31,266
Depreciation	4,735	4,648
Total expenses	51,825	49,854
Income from operations	5,435	5,954
Non-operating expense
Interest expense	(7,153)	(8,695)
Loss on disposal of assets	(56)	(49)
Total non-operating expense	(7,209)	(8,744)
Net loss	$(1,774)	$(2,790)

See accompanying independent auditor’s report and notes to financial statements.

SILVER SLIPPER CASINO VENTURE, LLC
STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

	Contributed Capital	Retained Earnings (Deficit)	Total
	(in thousands)
Balance, December 31, 2009	$9,700	$(13,564)	$(3,864)
Net loss	—	(2,790)	(2,790)
Balance, December 31, 2010	9,700	(16,354)	(6,654)
Net loss	—	(1,774)	(1,774)
Balance, December 31, 2011	$9,700	$(18,128)	$(8,428)

See accompanying independent auditor’s report and notes to financial statements.

SILVER SLIPPER CASINO VENTURE, LLC
STATEMENT OF CASH FLOWS

	Year ended December 31,
	2011	2010
	(in thousands)
Cash Flows from Operating Activities
Net loss	$(1,774)	$(2,790)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:
Depreciation	4,735	4,648
Amortization of deferred loan costs	—	1,633
Deferred interest expense	—	2,873
Loss on disposal of assets	56	49
Change in operating assets and liabilities:
Decrease (increase) in accounts receivable	(365)	(38)
Decrease (increase) in other current assets	(39)	(512)
Decrease in accounts payable and accrued liabilities	(147)	(815)
Decrease in promotional giveaway liabilities	(190)	(180)
Net cash provided by operating activities	2,276	4,868
Cash Flows from Investing Activities
Capital expenditures	(987)	(1,297)
Proceeds from sale of assets	—	98
Decrease (increase) in deposits	(3)	223
Net cash used in investing activities	(990)	(976)
Cash Flows from Financing Activities
Proceeds from note payable obligations	—	397
Payments on note payable obligations	(218)	(635)
Proceeds from capital lease obligations	—	285
Payments on capital lease obligations	(138)	(2,085)
Net cash used in financing activities	(356)	(2,038)
Net increase (decrease) in cash and cash equivalents	930	1,854
Cash and cash equivalents, at beginning of year	4,332	2,478
Cash and cash equivalents, at end of year	$5,262	$4,332

See accompanying independent auditor’s report and notes to financial statements.

1.
  Summary of Significant Accounting Policies
Silver Slipper Casino Venture, LLC, (“Casino” or “Company”) is a Delaware Limited Liability Company organized and formed in May 2004 for the purpose of operating a gaming facility in Hancock County, Mississippi. As a Limited Liability Company, income taxes are accrued and reported at the member level and consequently, no income taxes are reflected in the financial statements of the Company.
Business
Silver Slipper Casino Venture, LLC commenced gaming operations as the Silver Slipper Casino on November 9, 2006 in a land based facility that has approximately 35,000 square feet of gaming space on a single level. In addition to surface parking, the Company has an 800 space parking garage adjacent to the Casino.
Gaming operations in Mississippi are subject to regulatory control by the Mississippi Gaming Commission. The Company’s gaming license was renewed in 2009 for a period of three years, expiring in July 2012. Gaming taxes imposed by the State of Mississippi are determined using a scaled tax rate (approximately 12%) applied to the licensee’s gaming revenues.
The Company estimates that a significant amount of its revenues are derived from patrons living in the Gulf Coast area of Mississippi and Louisiana. The Company faces intense competition from other gaming operations in Mississippi and Louisiana, which serve the same area, and management believes this competition will continue in the future.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting periods. Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company considers all cash balances and investments with original maturities of six months or less to be cash equivalents. As required by the Mississippi Department of Revenue, $475 of cash is invested in a Certificate of Deposit at December 31, 2011 that has a restriction on the redemption requiring its prior approval.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable.
The Company’s policy is to limit the amount of credit exposure to any one financial institution and place investments with financial institutions evaluated as being creditworthy. The Company has bank deposits and overnight investments that exceed federally insured limits.
Concentration of credit risk, with respect to accounts receivable, is limited due to the Company’s credit evaluation process. The Company’s receivables consist of reimbursements from financial institutions and amounts advanced to casino patrons. To date, the Company has not incurred any significant credit-related losses. Based on management’s assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Accounts receivable is presented net of an allowance for doubtful accounts of $9 and $20 as of December 31, 2011 and 2010, respectively.
Inventory
Inventory, primarily consisting of food and beverage products, are stated at the lower of cost (on a first-in, first-out basis) or market.

Players Club
The Company has established a promotional club to encourage repeat business from frequent and active gaming customers. Members earn points based on gaming activity and such points can be redeemed for free play and/or certain complimentary services such as food and beverage or retail goods. The Company accrues for complementary services and club points based upon estimates for expected redemptions.
Property and Equipment
Property and equipment are stated at cost. Maintenance and repairs that do not add materially to the value of the asset nor appreciably prolong its useful life are charged to expense as incurred. Gains or losses on the disposal of property and equipment are included in the determination of income.
Depreciation of property and equipment (which includes capitalized leased assets) is provided using the straight-line method over the following estimated useful lives:

Buildings and improvements	10 – 39 years
Operating equipment	3 – 7 years

In accordance with FASB ASC 360-10, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable based on undiscounted estimated future operating cash flows. As of December 31, 2011 and 2010, the Company has determined that no impairment has occurred.
Revenue Recognition
In accordance with gaming industry practice, the Company recognizes casino revenues as the net of gaming wins less losses. Net revenues exclude the retail value of complimentary food and beverage and other items furnished gratuitously to customers. The amounts that are included in promotional allowances for 2011 and 2010 were as follows:

	2011	2010
Food and beverage	$8,263	$8,068
Other	232	192
Total promotional allowances	$8,495	$8,260

Certain Risks and Uncertainties
The Company’s operations are dependent on its continued licensing by the Mississippi Gaming Commission. The loss of a license could have a material, adverse effect on future results of operations.
Advertising
Advertising costs, which are included in operating expenses, are expensed as incurred. Advertising expense was $1,233 and $1,185 for the years ended December 31, 2011 and 2010, respectively.
Reclassification
Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.
Fair Value of Financial Instruments
The carrying amounts of financial instruments including trade accounts receivable and accounts payable approximate fair value because of the relatively short maturity of these instruments. The carrying value of long-term debt approximates fair value as the stated interest rates are at market rates.

2.
  Property and Equipment
Property and equipment consist of the following:

	2011	2010
Buildings and improvements	$45,081	$44,638
Operating equipment	25,188	24,818
Total property and equipment	70,269	69,456
Less accumulated depreciation	(22,994)	(18,377)
Property and equipment, net	$47,275	$51,079

3.
  Secured Credit Facility
The secured credit facility of $58,474 consisted of $43,000 of Secured Credit Facility Notes, $6,500 of Put Relinquishment Notes and $8,974 of Deferred Interest Expense at December 31, 2011 and 2010.
On May 15, 2006, the Company entered into a Second Amended and Restated Loan Agreement (“Secured Credit Facility”) in the amount of $43,000 to fund the development and construction of its gaming facility. The loan is secured by substantially all of the assets of the Company. The Secured Credit Facility bears interest at 13% payable semi-annually with mandatory repayments of excess cash flow.
The Company recorded $1.5 million of original issue discount in conjunction with the issuance of the Secured Credit Facility, which is being amortized over the life of the Secured Credit Facility (included in interest expense). Thus, the effective interest rate was 13.9%. Further, the Company agreed to issue 18,991 of warrants for the purchase of 19% of the Company’s membership units. The warrants were valued and were considered deminimus, and thus are not reflected on the balance sheet. The Secured Credit Facility required members to contribute $3,000 of additional capital in March 2007. There are no other capital contributions anticipated.
On March 18, 2009, the Company executed the Third Amended and Restated Loan Agreement to the Secured Credit Facility which increased the interest rate for the 4th quarter 2008 from 13% to 15% and 16% thereafter and provided for payment in kind (PIK) interest of 7% for all future interest payments. The amendment replaced the put option feature of the warrants discussed above with $6,500 of Put Relinquishment Notes due at maturity with interest of 7% payable quarterly. Further, the amendment replaced all financial covenants with a minimum trailing twelve-month EBITDAM requirement and a requirement to have a definitive debt retirement plan by December 31, 2010.
On December 30, 2010, the Company executed a Memorandum of Understanding that provides for forbearances in connection with a definitive debt retirement plan which requires certain progression milestones during 2011. The Memorandum of Understanding provides for deferral of $4,072 of interest due at December 31, 2010, quarterly interest payments during 2011 at a 12% rate on all balances outstanding and an extension of maturity of the Credit Facility until January 31, 2012. If the milestones are not met, the forbearance will no longer be in effect and the Credit Facility will be immediately due and payable. All debt was classified as current as of December 31, 2011.
4.
  Deferred Fees Payable
Deferred fees are payable in connection with the $43,000 debt discussed in Note 3. The $450 in fees have been deferred until payment in full of the principal and interest due under the Secured Credit Facility or such date as payment is otherwise allowed by the agent and lenders.
5.
  Notes Payable
Notes payable consisted of amounts payable under certain agreements with trade creditors for the purchase of gaming equipment. Notes payable of $76 at December 31, 2011 was classified as current and matures in 2012. At December 31, 2010, notes payable amounted to $294, of which $77 was classified as long term.

6.
  Commitments and Contingencies
The Company is subject to various legal and administrative proceedings relating to personal injuries, employment matters, commercial transactions and other matters arising in the normal course of business. Based upon the advice of counsel, settlement or resolution of the proceedings should not have a material adverse effect on the financial position or results of operations of the Company. In addition, the Company maintains what it believes is adequate insurance coverage to further mitigate the risks of such proceedings. However, such proceedings can be costly, time consuming and unpredictable, and therefore, no assurance can be given that the final outcome of such proceedings may not materially impact the Company’s financial position or results of operations. Further, no assurance can be given that the amount or scope of existing insurance coverage will be sufficient to cover losses arising from such matters.
Operating Leases
The Company leases property and operating equipment under various lease agreements accounted for as operating leases. Although most of the lease agreements are either cancelable or have initial terms of one year or less, certain lease agreements expire at various dates through 2028 and several contain automatic renewals unless notice of termination is given. Some of the operating leases also include contingent rental payments based on levels of revenue. Total rental expense amounted to approximately $1,749 and $1,808 for 2011 and 2010, respectively. Future minimum lease payments as of December 31, 2011 under operating leases having an initial or remaining non-cancelable lease term in excess of one year are as follows:

Amount
2012	$1,224
2013	1,224
2014	1,224
2015	1,224
2016	1,224
Thereafter	19,782
$25,902

Capital Leases
The Company leases various equipment under capital lease agreements expiring at various dates through December 2014. During 2011 and 2010, the Company paid $137 and $2,085, respectively in principal on the capital lease obligations. The cost of the equipment is included in property and equipment on the accompanying balance sheet in the amount of $516 at December 31, 2011 and $13,251 at December 31, 2010 and accumulated depreciation relating to these assets was $130 and $1,871 for 2011 and 2010, respectively.

Future minimum payments under these obligations are as follows:
2012	$158
2013	75
2014	20
253
Less amount representing interest	(17)
Present value of future minimum lease payments	236
Current maturities of capital lease obligation	(146)
Long-term capital lease obligations	$90

Contractual Obligations
The Company has entered into other contractual agreements for services for which the payments are expensed as incurred. Although most of these agreements are either cancelable or have initial terms of one year or less, certain other agreements contain automatic renewals unless notice of termination is given.

The Company also has an agreement with its casino system provider and other vendors for system and equipment maintenance services.
7.
  Employee Benefit Plan
The Company terminated the 401(k) plan effective June 30, 2010. The company did not make any contributions to the plan in 2010.
8.
  Supplemental Disclosures of Cash Flow Information
Cash paid for interest during the years ended December 31, 2011 and 2010 was approximately $7,114 and $4,180, respectively.
Non-cash investing and financing activities in 2010 included approximately $703 for the acquisition of assets under various notes payable and capital leases.
9.
  Related Party Transactions
The Company entered into a management agreement with Silver Slipper Gaming, LLC, which is owned by certain members of the membership group. Management fees paid or accrued to Silver Slipper Gaming LLC during 2011 and 2010 amounted to approximately $742 and $724, respectively.
There are long-term deferred fees payable to entities owned or controlled by members of the membership group in the amount of $450 (included in the amount discussed in Note 4) for the years ended December 31, 2011 and 2010, respectively.
In 2009, members of the membership group and other related parties purchased a portion of the Secured Credit Facility. At December 31, 2011 and 2010, $1,884 of the $58,474 of the Secured Credit Facility was held by these members.
The Company paid professional fees on behalf the membership group which will be reimbursed by the members. At December 31, 2011, $250 was included in accounts receivable.
10.
  Going Concern and Management Plans
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.
At December 31, 2010, the Company has entered into a Memorandum of Understanding with its Lenders that provides for certain milestones during 2011 in exchange for forbearing non-compliance during 2010 and 2011. The Memorandum of Understanding provides for an extension of maturity of the Credit Facility until January 31, 2012 and if the milestones are not met, the forbearance will be revoked and the Credit Facility is immediately due and payable. As a result, the Secured Credit Facility has been classified as a current liability in the accompanying financial statements. A significant portion of the Company’s assets are pledged as collateral for the Secured Credit Facility, and foreclosure by the lender would seriously impair the Company’s continued existence. This raises substantial doubt about the Company’s ability to continue as a going concern. The Company is currently exploring numerous avenues to resolve this issue including a potential sale of the Company. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.
11.
  Subsequent Events
In the preparation of its financial statements, the Company considered subsequent events through January 30, 2012, which was the date the Company’s financial statements were available to be issued.

REPORT OF INDEPENDENT AUDITORS
Board of Directors of
Full House Resorts, Inc. (Sole Member and Parent) of
Silver Slipper Casino Venture, LLC
Las Vegas, Nevada
We have audited the accompanying statements of operations, members’ equity (deficiency) and cash flows of Silver Slipper Casino Venture, LLC (the Company), for the nine months ended September 30, 2012, and the notes to the financial statements.
An audit performed in accordance with applicable professional standards is a process designed to obtain reasonable assurance about whether the financial statements of an entity are free from material misstatement. This process involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements to enable the design of audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of significant accounting estimates made by management, as well as the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Management’s responsibility.   Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ responsibility.   Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
Opinion.   In our opinion, the financial statements referred to above present fairly, in all material respects, the operations, changes in members’ equity deficiency and cash flows for the nine months ended September 30, 2012, in conformity with accounting principles generally accepted in the United States.
/s/ Piercy Bowler Taylor & Kern
Piercy Bowler Taylor & Kern
Certified Public Accountants
Las Vegas, Nevada
January 7, 2014

SILVER SLIPPER CASINO VENTURE, LLC
STATEMENTS OF OPERATIONS
(In thousands)

	Nine months ended September 30, 2012	Nine months ended September 30, 2011
		(Unaudited)
Revenues
Casino	$38,783	$39,787
Food and beverage	3,483	3,824
Other	469	369
	42,735	43,980
Operating costs and expenses
Casino	16,336	16,157
Food and beverage	3,620	2,203
Other	177	155
Selling, general and administrative	18,388	17,224
Depreciation and amortization	3,705	3,554
	42,226	39,293
Operating income	509	4,687
Other expense
Interest expense	(5,367)	(5,352)
Loss on abandonment of project	(724)	—
Loss on disposal of assets	—	(56)
Other expense, net	(6,091)	(5,408)
Net loss	$(5,582)	$(721)

See notes to financial statements.

SILVER SLIPPER CASINO VENTURE, LLC
STATEMENTS OF MEMBERS’ EQUITY (DEFICIENCY)
(In thousands)

	Contributed Capital	Deficit	Total Members’ Equity (Deficiency)
Nine months ended September 30, 2012
Beginning: January 1, 2012	$9,700	$(18,128)	$(8,428)
Distributed capital	(2,798)		(2,798)
Net loss	—	(5,582)	(5,582)
Ending: September 30, 2012	$6,902	$(23,710)	$(16,808)

See notes to financial statements.

SILVER SLIPPER CASINO VENTURE, LLC
STATEMENTS OF CASH FLOWS

	September 30, 2012	September 30, 2011
		(Unaudited)
Cash flows from investing activities:
Net loss	$(5,582)	$(721)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,705	3,554
Loss on abandonment of project	724	—
Loss on disposal of assets	—	56
Other	—	—
Change in operating assets and liabilities:
Accounts receivable	(45)	(15)
Prepaids	(582)	(637)
Inventory	153	31
Accounts payable and accruals	3,269	137
Other current assets	1	(13)
Net cash provided by operating activities	1,643	2,392
Cash flows from investing activities:
Purchase of property and equipment	(428)	(840)
Other	5	—
Net cash used in investing activities	(423)	(840)
Cash flows from financing activities:
Repayment of long-term debt	(313)	(267)
Distributions of capital	(2,798)	—
Net cash used in financing activities	(3,111)	(267)
Net (decrease) increase in cash and equivalents	(1,891)	1,285
Cash and equivalents, beginning of period	5,262	4,332
Cash and equivalents, end of period	$3,371	$5,617
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$5,376	$5,463

See notes to financial statements.

SILVER SLIPPER CASINO VENTURE, LLC
NOTES TO FINANCIAL STATEMENTS
1.
  BACKGROUND AND BASIS OF PRESENTATION
Silver Slipper Casino Venture, LLC, (“Casino,” “SSCV,” “Silver Slipper” or the “Company”) is a Delaware Limited Liability Company located in Hancock County, Mississippi. The property has over 37,000 square feet of gaming space containing approximately 950 slot and video poker machines, 25 table games, a poker room and the only live keno game on the Gulf Coast. The property includes a fine dining restaurant, buffet, quick service restaurant and two casino bars. The property draws heavily from the New Orleans metropolitan area and other communities in southern Louisiana and southwestern Mississippi.
On March 30, 2012, Silver Slipper entered into a Membership Interest Purchase Agreement (the “Acquisition”) with Full House Resorts, Inc. (“FHRI”) to sell all of the outstanding membership interest of the entity operating the Silver Slipper in Bay St. Louis, Mississippi (“Predecessor”). The purchase was closed on October 1, 2012, at a price of approximately $69.3 million, exclusive of net working capital balances of $2.9 million, fees and expenses and other adjustments. FHRI contributed $72.2 million in capital.
As a limited liability company, the Company is a “pass-through” entity and, accordingly, its member is taxed (or receive tax benefits, if any) directly on its respective share of the income (or loss). Therefore, no provision (or benefit), or liability (or asset) for federal income tax has been included in the accompanying financial statements.
2.
  SIGNIFICANT ACCOUNTING POLICIES
Use of estimates.    We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. Certain of our accounting policies require that we apply significant judgment in defining the appropriate assumptions for calculating financial estimates. The significant accounting estimates inherent in the preparation of our financial statements primarily include our valuation of goodwill and purchase price allocations made in connection with our acquisition, the estimated useful lives assigned to our depreciable and amortizable assets, asset impairment, bad debt expense, our opinion of collectability of receivables and fair value estimates related to valuation of receivables. Other accounting estimates include management’s proper calculation of payroll liabilities such as paid time off, medical benefits, bonus accruals and other liabilities including slot club points and tax liabilities.
Various assumptions, principally affecting the timing and other factors, underlie the determination of some of these significant estimates. The process of determining significant estimates is fact-and project-specific and takes into account factors such as historical experience and current and expected legal, regulatory and economic conditions. We regularly evaluate these estimates and assumptions, particularly in areas, if any, where changes in such estimates and assumptions could have a material impact on our results of operations, financial position and, generally to a lesser extent, cash flows. Where recoverability of these assets or planned investments are contingent upon the successful development and management of a project, we evaluate the likelihood that the project will be completed, the prospective market dynamics and how the proposed facilities should compete in that setting in order to forecast future cash flows necessary to recover the recorded value of the assets or planned investment. We review our conclusions as warranted by changing conditions. By their nature, these judgments are subject to an inherent degree of uncertainty. Our judgments are based on our historical experience, terms of existing contracts, observance of trends in the gaming industry and information available from other outside sources. There can be no assurance that actual results will not differ from our estimates.
Cash equivalents.   Cash in excess of daily requirements may be invested in highly liquid short-term investments with initial maturities of three months or less when purchased, which are reported as cash equivalents in the consolidated financial statements.
Fair value of financial instruments.   The carrying value of our cash and equivalents, accounts receivable and accounts payable approximate fair value because of the short maturity of those instruments. The estimated fair values of our debt approximates their recorded values as of the balance sheet dates presented, based on level 2 inputs consisting of interest rates offered to us for loans of the same or similar remaining maturities and bearing similar risks.

Concentrations and economic risks and uncertainties.   The United States, since 2007, has experienced a widespread economic slowdown accompanied by, among other things, weakness in consumer spending including gaming activity and reduced credit and capital financing availability, all of which have far-reaching effects on economic conditions in the country for an indeterminate period. Our operations are currently concentrated in the Gulf Coast, Midwest, Southwest and Northern Nevada. Accordingly, future operations could be affected by adverse economic conditions and increased competition particularly in those areas and their key feeder markets in neighboring states. The effects and duration of these conditions and related risks and uncertainties on our future operations and cash flows, including our access to capital or credit financing, cannot be estimated at this time, but may be significant.
Receivables.   Accounts receivable are uncollateralized and carried, net of an appropriate allowance, at their estimated collectible value based on customers’ past credit history and current financial condition and on current general economic conditions. Since credit is extended on a short-term basis, accounts receivables do not normally bear interest. The allowances for doubtful accounts are estimated by management for accounts that are partially or entirely uncollectible. We record uncollectible allowances over 90 days old as a charge to selling, general and administrative expenses. The majority of our casino accounts receivable consists primarily of returned checks and markers. We review the receivables and related aging to determine a factor for estimating the allowance for uncollectible receivables.
Property and equipment.    We define a fixed asset as a unit of property that: (a) has an economic useful life that extends beyond 12 months; and (b) was acquired or produced for a cost greater than $2,500 for a single asset, or greater than $5,000 for a group of assets acquired or produced for a specific capital project. Fixed assets are capitalized and depreciated for book and tax purposes. Fixed assets acquired or produced for a cost less than $2,500, our minimum threshold amount for capitalization, are reflected as an expense in our financial statements.
Fixed assets are recorded at historical cost as of the date acquired (Note 6), and depreciated beginning on the date the fixed asset is placed in service. A fixed asset costing less than the threshold stated above is recorded as an expense for financial statement and tax purposes. A fixed asset with an economic useful life that is less than 12 months is expensed for financial statement and tax purposes, regardless of the acquisition or production cost. We evaluate our property and equipment and other long-lived assets for impairment in accordance with the accounting guidance in the Impairment or Disposal of Long-Lived Assets Subsections of FASB ASC Topic 360-10.
The interest cost associated with major development and construction projects is capitalized and included in the cost of the project. Interest expense is capitalized at the applicable weighted-average borrowing rates of interest. Interest capitalization ceases once a project is substantially complete or no longer undergoing construction activities to prepare it for its intended use.
Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the term of the capitalized lease, whichever is appropriate under the circumstances. Our capital lease asset and liabilities are initially measured at the beginning of the lease term at the present value of the minimum lease payments. Assets under a capital lease which meets the transfer-of-ownership or bargain-purchase option criteria of FASB ASC Topic 840, “Leases”, are amortized over the estimated useful lives of the assets. Our depreciation expense is highly dependent on the assumptions we make about our assets’ estimated useful lives. We determine the estimated useful lives based on our experience with similar assets and our estimate of the usage of the asset. Whenever events or circumstances occur which change the estimated useful life of an asset, we account for the change prospectively.
Goodwill.   Goodwill represents the excess of the purchase price over fair value of net assets acquired in connection with the Silver Slipper Casino. In accordance with the authoritative guidance for goodwill and other intangible assets, we test our goodwill and indefinite-lived intangible assets for impairment annually or if a triggering event occurs. We evaluate goodwill utilizing the market approach and income approach applying the discounted cash flows in accordance with the provisions of FASB ASC Topic 350, “Intangibles — Goodwill and Other” on an annual basis.

Intangible Assets.   Our indefinite-lived intangible assets include trademarks and certain license rights. Gaming licenses represent the value of the license to conduct gaming in certain jurisdictions, which are subject to highly extensive regulatory oversight and, in some cases, a limitation on the number of licenses available for issuance. The fair value of the gaming license was estimated using a derivation of the income approach to valuation. The other gaming license values are based on actual costs. Indefinite-lived intangible assets are not amortized unless it is determined that their useful life is no longer indefinite. We periodically review our indefinite-lived assets to determine whether events and circumstances continue to support an indefinite useful life. If it is determined that an indefinite-lived intangible asset has a finite useful life, then the asset is tested for impairment and is subsequently accounted for as a finite-lived intangible asset.
Our finite-lived intangible assets include customer relationship player loyalty programs, land leases and water rights. Finite-lived intangible assets are amortized over their estimated useful lives, and we periodically evaluate the remaining useful lives of these intangible assets to determine whether events and circumstances warrant a revision to the remaining period of amortization. We review our finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The amount of expected amortization over each of the next five years will be approximately $2.1 million in 2014, $1.6 million in 2015, $0.1 million in 2016, $0.1 million in 2017 and $0.1 million in 2018.
The player loyalty program represents the value of repeat business associated with Silver Slipper Casino’s loyalty program. The value of the loyalty program was determined using a multi-period excess earning method of the income approach, which examines the economic returns contributed by the identified tangible and intangible assets of a company, and then isolates the excess return, which is attributable to the asset being valued, based on cash flows attributable to the player loyalty program. The valuation analyses for the active rated players were based on projected revenues and attrition rates. Costs incurred in obtaining long-term financing are included in loan fees, net of amortization over the life of the related debt.
Revenue recognition and promotional allowances.    Slot coin-in is the gross amount wagered for the period cited. The win or hold percentage is the net amount of gaming wins and losses, with liabilities recognized for accruals related to the anticipated payout of progressive jackpots, funds deposited by customers before gaming play occurs (commonly called “casino front money”) and for chips and tokens in the customers’ possession (outstanding chip and token liability). Changes in our slot win percentages can have a significant impact to earnings.
For table games, customers usually purchase gaming chips at the gaming tables. The cash and markers (extensions of credit granted to certain credit worthy customers) are deposited in the gaming table’s drop box. Table game win is the amount of drop that is retained and recorded as casino gaming revenue, with liabilities recognized for funds deposited by customers before gaming play occurs and for unredeemed gaming chips. As we are focused on regional gaming markets, our table win percentages are fairly stable as the majority of these markets do not regularly experience high-end play, which can lead to volatility in win percentages. Therefore, changes in table game win percentages do not typically have a material impact to our earnings.
Food and beverage, entertainment and other operating revenues are recognized as services are performed, net of revenue-based taxes. Advance ticket sales are recorded as deferred revenue until services are provided to the customer. Revenues are recognized net of certain sales incentives, and accordingly, cash incentives to customers for gambling activity, including the cash value of points redeemed by Players Club members are recognized as a direct reduction of casino revenue. Sales and similar revenue-linked taxes collected from customers are excluded from revenue and recorded as a liability payable to the appropriate taxing authority and included in accrued expenses. Revenue also does not include the retail value food and beverage and other services gratuitously furnished to customers. The estimated cost of providing room, food and beverage and other incentives is included primarily in casino expenses, as noted in the table below (in thousands):

	Nine months ended September 30, 2012	Nine months ended September 30, 2011 (Unaudited)
Food and beverage	$6,348	$6,210
Other incentives	198	159
	$6,546	$6,369

We recognize the impact on gaming revenues on an annual basis to reflect an estimate of the change in the value of outstanding chips and tokens that are not expected to be redeemed. This estimate is determined by measuring the difference between the total value of chips and tokens placed in service less the value of chips and tokens in the inventory of chips and tokens under our control. This measurement was not consistently performed in past years, but will be performed on an annual basis in the future utilizing methodology in which a consistent formula is applied to estimate the percentage value of the chips and tokens not in custody that are not expected to be redeemed. In addition to the formula, certain judgments are made with regard to various denominations and souvenir chips and tokens.
Customer Loyalty Programs.    We currently offer incentives to our customers through customer loyalty program, the Silver Slipper Casino Players Club. Under this program, customers earn points based on their level of play that may be redeemed for various benefits, such as free play, cash back, complimentary dining, or hotel stays, among others. The reward credit balance under the plans will be forfeited if the customer does not earn any reward credits over a specified time period, or after a specified time period of inactivity, up to a 13-month time period.
We accrue a liability for the estimated cost of providing these benefits as the benefits are earned. Estimates and assumptions are made regarding cost of providing the benefits, breakage rates, and the mix of goods and services customers will choose. We use historical data to assist in the determination of estimated accruals. Changes in estimates or customer redemption habits could produce significantly different results.
Loyalty programs are just a part of the total marketing program. The amount of marketing reinvestment (complimentaries to players, promotional awards, entertainment, etc.) is based on the specific property and competitive assumptions. We track the percentage of promotional and marketing costs compared to gaming revenue for an efficient use and return on our marketing investment. Each of our properties has been faced with a highly competitive promotional environment due to the high amounts of incentives offered by the competition.
Legal defense costs.    We do not accrue for estimated future legal and related defense costs, if any, to be incurred in connection with outstanding or threatened litigation and other disputed matters but rather, record such as period costs when the related services are rendered.
Income taxes.    There are no known conditions that could threaten the pass-through status of the Company, and based on its annual evaluation, management believes that there are currently no other “uncertain income tax positions,” as defined in GAAP, to be taken currently or taken in its previously filed tax returns that remain open to examination (that is tax years 2009 and thereafter) that require recognition or disclosure in the financial statements. In the unlikely event of any material income tax or tax-related interest or penalty assessed against the Company, it is the Company’s policy that they be included in the Company’s financial statements as other expenses. Income tax-related interest and penalties, if any, are treated as part of income tax expense.
3.
  SECURED CREDIT FACILITY
As of September 30, 2012, the predecessor had a secured credit facility of $58.5 million, which consisted of $43.0 million of Secured Credit Facility Notes, $6.5 million of Put Relinquishment Notes and $8.97 million of Deferred Interest Expense. The loan was secured by substantially all of the assets of the Company.

In conjunction with closing of the FHRI membership interest purchase transaction, on October 1, 2012, the Secured Credit Facility balance of $58.5 million, in addition to accrued interest of $1.8 million, was paid.
4.
  OPERATING LEASE COMMITMENTS
Land leases.   Silver Slipper is lessee under operating leases for land and improvements expiring through 2020.
The land lease includes an exclusive option to purchase the leased land (“Purchase Option”), as well as an exclusive option to purchase a four acre portion of the leased land (“4 Acre Parcel Purchase Option”), which may be exercised at any time in conjunction with a hotel development during the term of the lease for $2.0 million. On February 26, 2013, Silver Slipper entered into a third amendment to the land lease which amended the term and Purchase Option provisions of the land lease. The term of the land lease was extended to April 30, 2058, and the Purchase Option was extended through October 1, 2027 and may only be exercised after February 26, 2019. If there is no change in ownership, the purchase price will be $15.5 million, less $2.0 million if the 4 Acre Parcel Purchase Option has been previously exercised, plus a retained interest in Silver Slipper operations of 3% of net income. In the event that we sell or transfer substantially all of the assets of or ownership in Silver Slipper, then the purchase price will increase to $17.0 million.
Other operating leases.   The Company leases other property and operating equipment under various operating lease agreements. Although most of the lease agreements are either cancelable or have initial terms of one year or less, certain non-cancelable lease agreements expire at various dates through 2028 and several contain automatic renewals unless notice of termination is given by lessee or lessor, in accordance with terms of the respective leases. Some of the operating leases also include contingent rental payments based on levels of revenue.
Aggregate future minimum lease payments as of September 30, 2012, under all operating leases with an initial or remaining lease term in excess of one year are as follows:

Year	Amount
2013	$1,173
2014	1,053
2015	1,053
2016	1,053
2017	1,053
Thereafter	37,808
$43,193

Total rent expense for all operating leases was $1.3 million for both the nine months ended September 30, 2012 and the nine months ended September 30, 2011.
5.
  OTHER COMMITMENTS AND CONTINGENCIES
The Company’s operations are dependent on its continued licensing by the Mississippi Gaming Commission. The loss of a license could have a material, adverse effect on future results of operations.
The Company is subject to various legal and administrative proceedings relating to personal injuries, employment matters, commercial transactions and other matters arising in the normal course of business. In addition, the Company maintains what it believes is adequate insurance coverage to further mitigate the risks of such proceedings. Based upon the advice of counsel, settlement or resolution of the proceedings should not have a material adverse effect on the future financial position, results of operations or cash flows of the Company. However, such proceedings can be costly, time consuming and unpredictable, and therefore, no assurance can be given that the final outcome of such proceedings may not materially impact the Company’s financial position or results of operations. Further, no assurance can be given that the amount or scope of existing insurance coverage will be sufficient to cover losses arising from such matters.
See Note 7.

6.
  RELATED PARTY TRANSACTIONS
The Company had a management agreement with Silver Slipper Gaming, LLC, which is owned by certain members of the membership group. Management fees paid or accrued to Silver Slipper Gaming LLC were $0.8 million for the nine months ended September 30, 2012.
There are long-term deferred fees payable to entities owned or controlled by members of the membership group in the amount of $0.5 million (Note 1) as of September 30, 2013, which were paid in conjunction with the FHRI acquisition closing on October 1, 2013.
7.
  SUBSEQUENT EVENTS
Management of the Company has evaluated subsequent events through January 7, 2014 which is the date the financial statements were available to be issued and did not identify any matters requiring recognition or disclosure in the financial statements, except in connection with its land lease (Note 6) and as follows.
On August 26, 2013, the Silver Slipper entered into an agreement with WHD Silver Slipper, LLC, a commonly owned affiliate, related to construction of the six-story, 142-room Silver Slipper Casino Hotel being built between the south side of the casino and the waterfront, with rooms facing views of the bay. We expect costs related to the construction of the Silver Slipper Hotel to be approximately $17.7 million. We expect the Parent to finance $10.0 million of the construction cost with the proceeds of the term loan primarily with the remaining $7.7 million of the construction cost to be funded from available cash from our operations. As of December 31, 2013, we had funded $2.5 million in construction and financing costs for the Silver Slipper Casino Hotel, and we anticipate funding an additional $5.2 million in 2014. Construction of the Silver Slipper Casino Hotel is expected to be completed in late 2014 or early 2015.

REPORT OF INDEPENDENT AUDITORS
To the Members of
Majestic Mississippi, LLC:
We have audited the accompanying financial statements of Majestic Mississippi, LLC (the Company), which comprise the balance sheets as of December 31, 2013 and 2012 and the related statements of operations, changes in member’s equity and cash flows for the years then ended, and the related notes to the financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Majestic Mississippi, LLC at December 31, 2013 and 2012 and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Las Vegas, Nevada
March 31, 2014

MAJESTIC MISSISSIPPI, LLC
(fka Barden Mississippi Gaming, LLC)
(A Wholly Owned Subsidiary of The Majestic Star Casino, LLC)
BALANCE SHEETS

	December 31, 2013	December 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	$6,980,286	$7,101,364
Restricted cash	638,263	633,798
Accounts receivable, less allowance for doubtful accounts of $16,978 and $25,812 as of December 31, 2013 and 2012, respectively	287,756	1,316,760
Inventories	420,353	387,987
Prepaid expenses and deposits	688,233	731,702
Total current assets	9,014,891	10,171,611
Property, equipment and improvements, net	34,762,796	35,786,691
Intangible assets, net	10,377,261	12,802,995
Goodwill	14,643,819	29,910,461
Other assets	366,124	461,698
Total assets	$69,164,891	$89,133,456
LIABILITIES AND MEMBER’S EQUITY
Current liabilities:
Accounts payable	$559,824	$528,199
Current portion of long-term debt	150,400	1,547,756
Accrued liabilities:
Payroll and related	2,219,262	2,267,900
Interest	2,829	—
Property and franchise taxes	817,263	907,443
Other accrued liabilities	3,462,513	4,036,257
Total current liabilities	7,212,091	9,287,555
Commitments and contingencies (note 11)
Member’s equity	61,952,800	79,845,901
Total member’s equity	61,952,800	79,845,901
Total liabilities and member’s equity	$69,164,891	$89,133,456

The accompanying notes are an integral part of these financial statements.

MAJESTIC MISSISSIPPI, LLC
(fka Barden Mississippi Gaming, LLC)
(A Wholly Owned Subsidiary of The Majestic Star Casino, LLC)
STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2013	2012
OPERATING REVENUES:
Casino	$57,246,283	$62,756,127
Rooms	5,322,434	5,383,064
Food and beverage	12,175,963	11,679,279
Other	3,476,830	2,480,646
Gross revenues	78,221,510	82,299,116
Less: promotional allowances	14,986,497	14,543,767
Net operating revenues	63,235,013	67,755,349
OPERATING COSTS AND EXPENSES:
Casino	24,313,263	26,477,195
Rooms	784,583	896,949
Food and beverage	1,633,067	1,695,880
Other	136,452	163,987
Gaming taxes	6,683,124	7,482,470
Advertising and promotion	7,314,992	7,886,970
General and administrative	11,189,457	12,571,306
Depreciation and amortization	3,857,755	3,503,666
Impairment loss on goodwill and intangible assets	16,766,642	—
Loss on disposal of assets	118,890	33,430
Total operating costs and expenses	72,798,225	60,711,853
Operating (loss) income	(9,563,212)	7,043,496
OTHER (EXPENSE) INCOME :
Interest income	4,465	322
Interest expense	(37,689)	(42,377)
Total other expense	(33,224)	(42,055)
Net (loss) income	$(9,596,436)	$7,001,441

The accompanying notes are an integral part of these financial statements.

MAJESTIC MISSISSIPPI, LLC
(fka Barden Mississippi Gaming, LLC)
(A Wholly Owned Subsidiary of The Majestic Star Casino, LLC)
STATEMENTS OF CHANGES IN MEMBER’S EQUITY
For the Years Ended December 31, 2013 and 2012

	Member’s Equity	Receivable from Parent	Total Member’s Equity
Balance, December 31, 2011	$85,898,289	$(3,818,313)	$82,079,976
Net income	7,001,441	—	7,001,441
Net increase in receivable due from Parent		(9,235,516)	(9,235,516)
Balance, December 31, 2012	92,899,730	(13,053,829)	79,845,901
Net loss	(9,596,436)		(9,596,436)
Net increase in receivable due from Parent		(8,296,665)	(8,296,665)
Balance, December 31, 2013	$83,303,294	$(21,350,494)	$61,952,800

The accompanying notes are an integral part of these financial statements.

MAJESTIC MISSISSIPPI, LLC
(fka Barden Mississippi Gaming, LLC)
(A Wholly Owned Subsidiary of The Majestic Star Casino, LLC)
STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(9,596,436)	$7,001,441
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Impairment loss on goodwill and intangible assets	16,766,642	—
Depreciation	2,932,021	2,577,930
Amortization	925,734	925,736
Loss on disposal of assets	118,890	33,430
Changes in operating assets and liabilities:
Accounts receivable, net	1,029,004	(824,626)
Receivable from Parent	1,053,335	1,889,484
Inventories	(32,366)	47,428
Prepaid expenses and deposits	43,469	111,765
Other assets	95,574	37,126
Accounts payable	20,401	88,236
Accrued payroll and related	(48,638)	(150,899)
Accrued interest	2,829	—
Other accrued liabilities	(663,924)	298,610
Net cash provided by operating activities	12,646,535	12,035,661
CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in restricted cash	(4,465)	—
Additions to property and equipment	(1,930,369)	(1,476,929)
Proceeds from disposal of equipment	261,600	14,802
Net cash used in investing activities	(1,673,234)	(1,462,127)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of debt	(1,744,379)	(646,555)
Cash advances to Parent	(9,350,000)	(11,125,000)
Net cash used in financing activities	(11,094,379)	(11,771,555)
Net decrease in cash and cash equivalents	(121,078)	(1,198,021)
Cash and cash equivalents, beginning of period	7,101,364	8,299,385
Cash and cash equivalents, end of period	$6,980,286	$7,101,364
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION AND NON-CASH INVESTING AND FINANCING ACTIVITIES:
Interest paid	$34,860	$42,377
Capital assets acquired from incurring accounts payable and accrued liabilities	$11,224	$4,950
Capital assets acquired from incurring debt	$347,023	$2,194,311

The accompanying notes are an integral part of these financial statements.

MAJESTIC MISSISSIPPI, LLC
(fka Barden Mississippi Gaming, LLC)
(A Wholly Owned Subsidiary of The Majestic Star Casino, LLC)
NOTES TO FINANCIAL STATEMENTS
NOTE 1.
  ORGANIZATION
Organization.   Majestic Mississippi, LLC (fka “Barden Mississippi Gaming, LLC”) the “Company” or “Fitzgeralds Tunica” is a wholly owned subsidiary of The Majestic Star Casino, LLC (“Parent”) and Parent is a wholly owned subsidiary of Majestic Holdco, LLC (“Majestic Holdco”). The Company is a Mississippi limited liability company that provides gaming and related entertainment to the public. The Company commenced gaming operations in Tunica Resorts, located in Tunica County, Mississippi in June 1994.
The Parent is a multi-jurisdictional gaming company with operations in two states — Indiana and Mississippi. Inclusive of the Company, Majestic Holdco and the Parent own and operate the following gaming facilities:
•
  A dockside casino and land based pavilion located on Lake Michigan in Gary, Indiana (“Majestic Star”); and
•
  A dockside casino and hotel located on Lake Michigan in Gary, Indiana (“The Majestic Star Casino II, LLC” or “Majestic Star II”).
On March 21, 2014, Parent, the Company and Full House Resorts, Inc. (“Buyer”) entered into an Interest Purchase Agreement (“Purchase Agreement”) pursuant to which Buyer agreed to purchase from Parent all of the issued and outstanding limited liability company interests of the Company. See Note 3 —  Sale of Majestic Mississippi, LLC’s Membership Interests.
NOTE 2.
  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accompanying financial statements include the accounts of the Company for the years ended December 31, 2013 and 2012. These financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”).
Significant Accounting Policies
Long-lived assets to be sold.   The Company has adopted the provisions within Accounting Standard Codification (“ASC”) 360 “Property, Plant and Equipment” (“ASC 360”) regarding long lived assets to be disposed of in connection with the sale of the membership interests in Majestic Mississippi, LLC. See Note 3 — Sale of Majestic Mississippi, LLC’s Membership Interests. Long-lived assets to be sold are classified as held for sale in the period in which all of the following criteria are met:
•
  Management commits to a plan to sell the asset or asset group.
•
  The asset (asset group) is available for immediate sale in its present condition.
•
  An active program to locate a buyer has been initiated.
•
  The sale of the asset (asset group) is probable, and transfer of the asset (asset group) is expected to qualify for recognition as a completed sale within one year.
•
  The asset (asset group) is being actively marketed for sale at a price that is reasonable in relation to its fair value.
•
  Actions required to complete the plan indicate that it is unlikely that significant changes in the plan will be made or that the plan will be withdrawn.

In addition, a long-lived asset (asset group) classified as held for sale shall be measured at the lower of its carrying amount or fair value less costs to sell. The Company considers fair value to be the anticipated consideration tendered for its membership interests, which is less than its carrying amount. See Note 6 — Goodwill and Intangible Assets for disclosure of impairment and related charges.
The Company discontinued depreciating and amortizing long-lived assets as of December 31, 2013.
Use of estimates.   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates incorporated into the Company’s financial statements include the estimated useful lives of depreciable and amortizable assets, the estimated allowance for doubtful accounts receivable, estimated cash flow in assessing the recoverability of long-lived assets, and estimated liabilities for self-insured medical and workers’ compensation plans, property taxes, slot club point programs and litigation, claims and assessments. Actual results could differ from those estimates.
Cash and cash equivalents.   Cash and cash equivalents include cash, cash on hand that comprises the Company’s casino bankrolls and cash in various bank accounts, which depending on federal law, could exceed insured limits.
Restricted cash.   At December 31, 2013 and 2012, restricted cash consists of $0.6 million, which is held as certificates of deposits in bank accounts assessable to Mississippi tax and regulatory authorities. The Company’s restricted cash serves as security for payment of tax and liquor obligations. See Note 11 — Commitments and Contingencies.
Concentration of credit risk.   Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino accounts receivable. The Company extends unsecured credit to approved casino customers following background checks and investigations of creditworthiness. An estimated allowance for doubtful accounts is maintained to reduce the Company’s receivables to their carrying amount, which approximates fair value. Management believes that as of December 31, 2013 and 2012, no significant concentrations of credit risk existed for which an allowance had not already been determined and recorded.
Accounts receivable, less allowance for doubtful accounts.   Accounts receivables, net consist primarily of casino, hotel and other receivables, which are typically non-interest bearing. Accounts receivables are initially recorded at cost, and an allowance for doubtful accounts is maintained to reduce accounts receivables to their carrying amount, which approximates fair value. The allowance is estimated based on a specific review of customer accounts, historical collection experience, the age of the receivable and other relevant factors. Accounts receivables are written off when management deems the account to be uncollectible and recoveries of accounts receivables previously written off are recorded when received.
Inventories.   Inventories, consisting principally of food, beverage, operating supplies, marketing and gift shop items, are stated at the lower of cost or market value. Cost is determined primarily by the weighted-average method.

Property and equipment.   On December 1, 2011, the Company emerged from bankruptcy under Chapter 11 of Title 11 of the United States Code (“the Chapter 11 Bankruptcy”). Prior to emergence from the Chapter 11 Bankruptcy, the Company adopted fresh-start reporting in accordance with ASC 852 “Reorganizations”, which generally requires resetting the historical net book value of assets and liabilities to their estimated fair values by allocating the entity’s enterprise value to its assets and liabilities as of the emergence date. As such, property and equipment are stated at fair value as of December 1, 2011. Property and equipment acquired subsequently are stated at cost. Depreciation expense is computed utilizing the straight-line method over the estimated useful lives of the depreciable assets. Costs of major improvements are capitalized. Costs of normal repairs and maintenance are charged to expense as incurred. Gains or losses on dispositions of property and equipment are recognized in the statements of operations when incurred. The following lists the estimated useful lives of the Company’s property, plant and equipment by asset category:

Estimated useful life
Buildings and improvements	5 – 30 years
Site improvements	5 years
Barge and improvements	5 – 15 years
Leasehold improvements	5 – 15 years
Furniture, fixtures and equipment	5 years

In accordance with ASC 360, long-lived assets are not depreciated once the assets are classified as held for sale.
Goodwill and indefinite-lived intangible assets.   Goodwill and indefinite-lived intangible assets are not subject to amortization but are tested for impairment. ASC No. 350 “Intangibles — Goodwill and Other” requires that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques. Impairment review procedures mandated under GAAP require an annual review of all intangible assets with indefinite lives. The Company performs a formal impairment review of the Company’s goodwill and indefinite-lived intangible balances on at least an annual basis and between annual tests if events occur or circumstances change that would, more likely than not, reduce the fair value below the amount reflected on the balance sheet.
The impairment test for goodwill is performed in two steps. The first step, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill and indefinite-lived intangibles. If the carrying amount of a reporting unit exceeds its fair value, then the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as in a business combination. Indefinite-lived intangible assets are tested for impairment using a discounted cash flow approach.
Estimates of fair value are primarily determined using discounted cash flows and market comparisons. These approaches use significant estimates and assumptions, including projection and timing of future cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate market comparables and determination of whether a premium or discount should be applied to the comparables. It is reasonably possible that the plans and estimates used to value these assets may be incorrect. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge. If the Company’s actual results or the plans and estimates used in future impairment analyses are lower than the original estimates used to assess the recoverability of these assets, the Company could incur future impairment charges. See Note 6 — Goodwill and Intangible Assets.

Long-lived and finite-lived intangible assets.   Finite-lived intangible assets are amortized over their estimated useful lives, generally eight years. In addition, in accordance with the provisions of ASC 360-10-35, “Property, Plant and Equipment — Subsequent Measurement”, the Company tests long-lived assets for impairment whenever events or changes in circumstances indicate that the assets’ carrying amounts may not be recoverable. The carrying value of a long-lived or intangible asset is considered impaired when the anticipated undiscounted cash flow from such asset is less than its carrying value. In that event, an impairment loss is recognized. An impairment loss is recognized for the difference between fair value and the carrying amounts. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost of disposition. See Note 6 — Goodwill and Intangible Assets.
Revenue recognition.   Casino revenue is the net win from gaming activities, which is the difference between the amount wagered by gaming patrons and the amount paid out to patrons as a result of those wagers. Hotel, food and beverage and other revenues are recognized at the time the related service is performed. The Company deducts from gross revenues the retail value of hotel rooms, food, beverage and merchandise provided to casino customers on a complimentary basis. The Company also deducts from gross revenues the value of certain cash-based promotional activities, including cash coupons redeemed by casino customers.
Promotional allowances.   Cash incentives related to gaming play are recorded as a reduction of gross revenues. In addition, the retail value of accommodations, food and beverage and other services furnished to hotel/casino guests without charge is included in gross revenue and then deducted as promotional allowances. The estimated departmental cost of providing such promotional allowances is included primarily in casino expenses as follows:

	Year Ended December 31,
	2013	2012
Rooms	$2,791,645	$2,922,153
Food and Beverage	9,262,294	9,685,737
Other	404,636	388,460
Total	$12,458,575	$12,996,350

The following schedule lists total cash incentives and the retail price of hotel, food, beverage, and other, which comprise total promotional allowance

	Year Ended December 31,
	2013	2012
Cash based promotional activities	$22,755	$76,130
Retail cost of rooms, food, beverage and other	14,963,742	14,467,637
Total	$14,986,497	$14,543,767

Downloadable promotional credits.   The Company provides promotional programs that allow customers to download credits directly to the slot machine being played (“downloadable promotional credits”). The amount of downloadable promotional credits given to a customer is determined at the discretion of management. Management generally makes its decision regarding the amount of downloadable promotional credits provided to a customer based on the customer’s tracked play or as an award or prize. The Company does not record the wagering of downloadable promotional credits as slot revenues and corresponding casino and gross revenues as no consideration is provided by the customer to make the wager. Downloadable promotional credits are not redeemable for cash; however, any jackpots won as a result of the wagering of downloadable promotional credits are deducted from slot revenues and corresponding casino and gross revenues.
Federal and state income taxes.   The Company is organized as a limited liability company and is an entity disregarded for U.S. federal and state income tax purposes. Accordingly, no provision for federal and state income taxes is reflected in the Company’s financial statements.

Advertising costs.   Costs for advertising are expensed as incurred. Advertising costs included in advertising and promotion expenses were $2.4 million and $2.7 million for the years ended December 31, 2013 and 2012.
Casino club liability.   The Company has accrued for the liability of points earned but not redeemed by its casino club members, less the points of inactive players and points that have expired. The liability is calculated based on an average historical redemption rate. The increase or decrease in the liability is recorded as a reduction or increase of revenue, respectively, in accordance with GAAP for customer loyalty programs. Complimentary rooms, food, beverage and other services are provided on a discretionary basis and, therefore, are not accrued by the Company.
Progressive liability.   The Company maintains a number of “progressive” slot machines and table games. The Company incurs and records a liability for jackpots available to be won based on wagers made by customers on the respective progressive games. The Company has recorded its liability for the progressive jackpots as a component of other accrued liabilities. The increase in the liability is recorded as a reduction of casino revenue.
Self-insurance liability.   The Company maintains accruals for self-insured health and workers’ compensation costs, which are classified in payroll and related accrued liabilities on the accompanying balance sheets. Management determines the estimate of these accruals by periodically evaluating the historical experience and projecting trends related to these accruals, including an accrual for incurred, but not reported, claims. Actual results could differ from these estimates.
Fair value of financial instruments.   The Company measures certain of its financial assets and liabilities, such as cash equivalents, available-for-sale securities and interest rate swaps, at fair value on a recurring basis pursuant to accounting standards for fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. These accounting standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
ASC 820 “Fair Value Measurements and Disclosures” provides companies the option to measure certain financial assets and liabilities at fair value with changes in fair value recognized in earnings each period. The Company has not elected to measure any financial assets and liabilities at fair value that are not required to be measured at fair value.
Subsequent events.   In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 31, 2014, the date the financial statements were available to be issued.
Recently Issued Accounting Pronouncements
A variety of proposed or otherwise potential accounting standards are currently under consideration by standard-setting organizations and certain regulatory agencies. Because of the tentative and preliminary nature of such proposed standards, the Company has not yet determined the effect, if any, that the implementation of such proposed standards would have on its financial statements.
Effective January 1, 2012, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2011-09, “Compensation — Retirement Benefits — Multiemployer Plans (“Subtopic 715-80”) — Disclosures about an Employer’s Participation in a Multiemployer Plan”, which requires that employers provide additional separate disclosures for multiemployer pension plans and multiemployer other postretirement benefit plans. Subtopic 715-80 was effective for fiscal years beginning after December 15, 2011. As this change is disclosure only, adoption did not have an impact on the Company’s financial statements.
Effective January 1, 2013, the Company adopted ASU 2012-02, “Intangibles — Goodwill and Other (“Topic 350”) — Testing Indefinite-Lived Intangibles for Impairment”, which simplifies how companies test indefinite-lived intangibles for impairment. Topic 350 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 and early adoption is permitted. Companies are no longer required to calculate the fair value of a reporting unit unless the entity determines that it is more-likely-than-not that its fair value is less than its carrying amount using a qualitative assessment. Adoption did not have an impact on the Company’s financial statements.
NOTE 3.
  SALE OF MAJESTIC MISSISSIPPI, LLC’S MEMBERSHIP INTERESTS
On March 21, 2014, the Parent, Company and Buyer entered into a Purchase Agreement pursuant to which Buyer agreed to purchase from the Parent all of the issued and outstanding limited liability company interests of the Company (the “Disposition”). The Disposition purchase price is $62.0 million, subject to certain adjustments, including adjustments for working capital, capital expenditures and reimbursement of shared expenses. In addition, the Company has entered into retention agreements with various executives that require the executives, subject to the retention agreements, be employed and in good standing with the Company at closing of the Disposition, unless previously terminated without cause. Payments under the retention agreements could total approximately $0.4 million if all executives receiving retention agreements remain with the Company until closing. Shared expenses include payments to professionals to resolve disputes between the Parent and Buyer, including disputes of the Final Working Capital Statement (defined below). The Purchase Agreement stipulates a working capital target amount of $0.3 million and minimum cage cash of $3.1 million. Working capital is generally defined as current assets, including cage cash, minus current liabilities and excludes any amounts with respect to indebtedness of the Company and related party receivables and liabilities. Cage cash is generally defined as cash, negotiable instruments and other cash equivalents located at the casino, including cash, negotiable instruments and cash equivalents located in cages, drop boxes, kiosks, slot machines and other gaming devices. At least five business days prior to closing, the Parent will deliver to Buyer a pre-closing working capital computation based on the current assets and current liabilities of the Company as of the most recent month end. The cash purchase price will be adjusted downward or upward if the pre-closing working capital computation (“Pre-Closing Working Capital”) as of such date is less or greater than, respectively, the working capital target amount of $0.3 million. Within sixty-five days subsequent to closing, the Buyer will determine the actual working capital and adjustments related to the Company’s agreed to capital expenditure program (discussed below) (“Final Working Capital Statement”). If the Final Working Capital Statement is greater than the Pre-Closing Working Capital, then Buyer shall pay the Parent the difference. If the Final Working Capital Statement is less than the Pre-Closing Working Capital, then the Parent shall pay Buyer the difference. There are no caps as to the amounts the Parent or Buyer could pay to t he other party as a result of adjustments to working capital.
The Purchase Agreement requires that the Company complete up to $0.1 million of agreed upon capital expenditures. To the extent the Company does not make the agreed upon capital expenditures prior to closing, then the Final Working Capital Statement of the Company, determined and agreed upon by the parties after the closing, will decrease by the amount equal to the cost of the uncompleted capital expenditures.
On March 24, 2014, Buyer deposited $1.8 million (“Deposit”) into a deposit escrow account to secure Buyer’s obligations to consummate the Disposition. The Deposit will be utilized to pay a portion of, and credited against, the purchase price at closing. However, if the Purchase Agreement is terminated prior to closing, depending upon the circumstances of the termination, the Deposit will be released to either Buyer or Parent.
In addition to certain other termination rights, the Purchase Agreement may be terminated by either Buyer or Parent if the closing of the Disposition has not occurred by the sixth month anniversary of the Purchase Agreement (the “Outside Date”). However, subject to certain conditions as contained in the Purchase Agreement, Buyer may extend the Outside Date by up to 30 days.
The Purchase Agreement provides that the Parent will indemnify Buyer with respect to certain matters set forth therein. At the closing, the Parent will deposit $4.5 million of the purchase price into an indemnity escrow account as a source of funds for such indemnity. In no event will the aggregate damages recoverable by Buyer from the Parent under the indemnification provisions of the Purchase Agreement exceed $4.5 million, except for indemnities for breaches of certain fundamental representations and warranties and limited covenants, which are capped at the amount of the purchase price paid to Parent and expire upon the earlier of expiration of the statute of limitations or the third anniversary of the closing date. Generally, Buyer must bring an indemnity claim within eighteen months of closing. After eighteen months from closing, all indemnity escrow funds which are not subject to an actual or threatened indemnity claim shall be released to Parent.
The Purchase Agreement also contemplates that the parties will enter into other ancillary agreements, including agreements assigning all the intellectual property owned by the Parent and used in the business of the Company, including the name “Fitzgeralds” and domain name “fitzgeraldstunica.com” and a transition shared services agreement relating to the transition of the ownership and operations of the Company.
The Purchase Agreement also contains representations, warranties, covenants, including confidentiality, non-solicit and a non-compete and indemnities.
The closing of the Disposition is conditioned upon: (i) Buyer obtaining approval of the Disposition by Mississippi gaming authorities and the issuance of required gaming, liquor and other licenses to Buyer and certain members of its management, (ii) Parent obtaining necessary releases of guarantees and liens encumbering the assets and properties of the Company, and (iii) Parent obtaining necessary amendments and consents from the lenders under its Senior Secured Credit Facility (as defined below) or terminating the Senior Secured Credit Facility. The Disposition is not subject to a due diligence or financing condition. Due to the conditions precedent to closing, including those set out above, and the risk that these conditions precedent will not be satisfied, there is no assurance that the parties will close the Disposition.
In connection with the Disposition, the Company recorded an impairment charges related to its goodwill of $15.3 million and trade name of $1.5 million. See Note 6 — Goodwill and Intangible Assets.
NOTE 4.
  CERTIFICATE OF SUITABILITY AND LICENSES
The Company and the Parent must maintain gaming licenses from the Mississippi Gaming Commission in order to continue to operate a casino in Mississippi. Such licenses are issued by the Mississippi Gaming Commission subject to certain conditions, including continued compliance with all applicable state laws and regulations. Gaming licenses require the payment of periodic fees and taxes, are not transferable, are issued for a three-year period (and may be continued for two additional three-year periods) and must be renewed periodically thereafter. The current gaming license expires in December 2016. There can be no assurance that any subsequent application for a license will be approved.
NOTE 5.
  PROPERTY AND EQUIPMENT
Property and equipment as of December 31, 2013 and 2012 consist of the following:

	December 31, 2013	December 31, 2012
Land	$6,000,000	$6,000,000
Buildings & improvements	19,697,106	19,678,481
Site improvements	1,148,548	1,148,548
Barge and improvements	5,330,000	5,330,000
Furniture, fixtures and equipment	7,419,361	6,268,713
Construction in progress	545,084	112,791
	40,140,099	38,538,533
Less accumulated depreciation and amortization	(5,377,303)	(2,751,842)
Total property and equipment, net	$34,762,796	$35,786,691

Substantially all property and equipment are pledged as collateral. See Note 8 — Debt.

NOTE 6.
  GOODWILL AND INTANGIBLE ASSETS
At December 31, 2013 and 2012, the Company had $14.6 million and $29.9 million, respectively, of goodwill and $4.9 million and $6.4 million, respectively, of intangible assets deemed to have an indefinite life. As described in Note 2 — Basis of Presentation and Summary of Significant Accounting Policies, ASC 350 requires that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques. Pursuant to ASC 350, the Company is required to perform a formal impairment review of the Company’s goodwill and indefinite-lived intangible balances on at least an annual basis and between annual tests if events occur or circumstances change that would, more likely than not, reduce the fair value below the amount reflected on the balance sheets.
The gross carrying amount and accumulated amortization of the Company’s intangible assets, other than goodwill, as of December 31, 2013 and 2012 are as follows:

As of December 31, 2013	Gross Carrying Amount	Accumulated Amortization	Net Amount December 31, 2013	Expected Life
Intangible assets:
Customer relationship	$7,405,876	$(1,928,615)	$5,477,261	8 yrs
Trade name	4,600,000	—	4,600,000	indefinite
Gaming license	300,000	—	300,000	indefinite
Total intangible assets	$12,305,876	$(1,928,615)	$10,377,261

As of December 31, 2012	Gross Carrying Amount	Accumulated Amortization	Net Amount December 31, 2013	Expected Life
Intangible assets:
Customer relationship	$7,405,876	$(1,002,881)	$6,402,995	8 yrs
Trade name	6,100,000	—	6,100,000	indefinite
Gaming license	300,000	—	300,000	indefinite
Total intangible assets	$13,805,876	$(1,002,881)	$12,802,995

The transaction to sell the membership interests of the Company, as further described in Note 3 — Sale of Majestic Mississippi, LLC’s Membership Interests, results in the carrying amount of the Company being greater than the Company’s fair value, less estimated costs to sell. As a result, the Parent engaged a third party valuation firm to assist the Company with determining impairment related to its indefinite lived intangibles; trade name and gaming license. Fair value of the Company’s trade name was determined by estimating the present value of cash flows associated with the trade name. In determining future cash flows, the third party valuation firm looked at the Company’s projected net revenue associated with the trade name multiplied by a 1% pre-tax relief from royalty rate. A 39% tax rate was utilized along with a 12.5% discount rate to arrive at the present value of future cash flows associated with the trade name. The concluded value of the trade name was $4.6 million, which resulted in an impairment charge of $1.5 million.
The gaming license was also review for potential impairment. The gaming license was valued on the cost basis. Based upon a review of the fees, costs and expenses of obtaining a gaming license, it was concluded that there was no impairment to the current carrying amount of the gaming license.
After recognizing the impairment charge related to the trade name, the carrying amount of the Company still exceeded the fair value of the Company, less estimated costs to sell. The difference of $15.3 million by which the carrying amount of the Company exceeded the fair value of the Company, less estimated costs to sell, has been reflected as an impairment charge to goodwill.
The amortization expense recorded on the intangible assets subject to amortization by the Company for the years ended December 31, 2013 and 2012 was $0.9 million and $0.9 million, respectively. In accordance with ASC 360, amortization expense is no longer recognized when definite lived intangibles are classified as held for sale.

NOTE 7.
  OTHER ACCRUED LIABILITIES
Other accrued liabilities as of December 31, 2013 and 2012 consist of the following:

	December 31, 2013	December 31, 2012
Gaming and other taxes	$398,763	$380,725
Progressive jackpots	1,339,737	1,201,832
Slot club liability	420,249	411,139
Chip & token liability	71,747	86,958
Accrued trade payables	448,532	485,386
Professional fees	109,656	358,670
Estimated bankruptcy claims	303,292	603,699
Other	370,537	507,848
	$3,462,513	$4,036,257

NOTE 8.
  DEBT
The Company has debt outstanding related to equipment purchases. Debt outstanding for the Company and Parent as of December 31, 2013 and 2012 consist of the following:

	Year Ended December 31,
Majestic Mississippi, LLC (Company)	2013	2012
Equipment purchase debt	$150,400	$1,547,756
Debt	150,400	1,547,756
Current maturities of debt	(150,400)	(1,547,756)
Total long-term debt	$—	$—

The Company is a guarantor, with substantially all of its property and equipment serving as collateral, for the Parent’s Senior Secured Credit Facility and Second Lien Secured Notes, both of which are further described below.

	Year Ended December 31,
The Majestic Star Casino, LLC (Parent)	2013	2012
Senior secured credit facility due 2014	$212,227	$26,932,135
12½%/14½% second lien secured notes due 2016	115,715,778	107,893,500
Debt	115,928,005	134,825,635
Current maturities of debt	(212,227)	—
Total long-term debt	$115,715,778	$134,825,635

The scheduled maturities of long-term debt of the Parent are as follows:

For the years ended December 31,
2014	$212,227
2015	—
2016	115,715,778
2017	—
2018	—
Total scheduled maturities of long-term debt	$115,928,005

The Purchase Agreement requires that all guarantees by the Company and liens on the Company’s assets related to all indebtedness, including the Senior Secured Credit Facility and Second Lien Secured Notes, be released prior to closing of the Disposition.

Senior Secured Credit Facility
On December 1, 2011, the Parent and its subsidiaries, including the Company, entered into a $58.0 million revolving credit facility with Wells Fargo Capital Finance, Inc., as the arranger and administrative agent (the “Administrative Agent”), pursuant to an Amended and Restated Loan and Security Agreement (the “Loan Agreement”). The Senior Secured Credit Facility is available to be used for payment of various expenses, fees, costs and to finance ongoing working capital and general corporate needs of the Parent and its subsidiaries, and is scheduled to expire on December 1, 2014. The Parent and each of its subsidiaries, including the Company, are co-borrowers (collectively, the “Borrowers”). Majestic Holdco guarantees the Senior Secured Credit Facility. Any future subsidiaries of the Borrowers are required to guarantee the Senior Secured Credit Facility.
The Senior Secured Credit Facility contains customary covenants and restrictions on the activities of the Borrowers and the guarantor, including, but not limited to: limitation on the creation or incurrence of additional indebtedness; liens; mergers, consolidations or reorganizations; asset sales; engaging in lines of business not substantially related to the current business; prepayment, defeasance or amendment of other indebtedness; change of control; distributions and dividends; investments; and transactions with affiliates.
Further, the Borrowers are required to achieve certain EBITDA thresholds, are limited in the amount of capital expenditures allowed to be made in each fiscal year, and are required to maintain certain operating liquidity levels.
The Senior Secured Credit Facility contains customary representations and warranties, affirmative covenants and events of default. Events of default under the Senior Secured Credit Facility include, but are not limited to: failure to pay principal, interest, fees and other amounts due under the Senior Secured Credit Facility; failure to perform or observe covenants and other terms in the Senior Secured Credit Facility, subject to certain grace periods; material asset seizure; insolvency events; court order enjoining the conduct of the Borrowers’ business; unsatisfied final judgments over a certain threshold; event of default under the indenture governing the Company’s Second Lien Secured Notes (“Indenture”) or default on other indebtedness, subject to certain materiality thresholds; representations or warranties proving to be false or misleading in any material respect; termination of the obligations of any guarantor; failure to keep applicable gaming licenses and registrations in full force and effect; invalidity or impairment of any loan document or security interest; and material adverse change.
The obligations under the Senior Secured Credit Facility are secured by a first priority lien on substantially all of the assets of the Borrowers and the guarantor, including, but not limited to, all accounts, equipment and fixtures, inventory, investment property, general intangibles, cash and proceeds of the foregoing.
On December 1, 2011, the Administrative Agent, on behalf of the Senior Secured Credit Facility lenders, and the trustee for Second Lien Secured Notes (“Trustee”), on behalf of holders of the Second Lien Secured Notes, entered into an intercreditor agreement (the “Intercreditor Agreement”) governing the rights and obligations of such parties.
On January 29, 2013 and in connection with the sale by the Parent of the limited liability company interests of Majestic Colorado Gaming, LLC, the Parent entered into Amendment Number One to Amended and Restated Loan and Security Agreement and Consent (the “Loan Amendment”). Under the Loan Amendment, the Administrative Agent and lender parties under the Loan Agreement agreed to revise the Minimum EBITDA covenant contained in the Loan Agreement. As amended, such covenant requires that for each fiscal quarter ending on or after March 31, 2013, the minimum EBITDA of the Parent and its subsidiaries, including the Company, on a consolidated basis, shall not be less than $21.5 million on a trailing twelve month basis. The Borrowers were in compliance with all covenants as of December 31, 2013 and 2012.
Every three months from June 1, 2012 through December 31, 2013, the maximum borrowing amount (“Revolver Commitment”) decreased $1.0 million in accordance with the terms of the Senior Secured Credit Facility. The Revolver Commitment will be reduced by $1.1 million each subsequent three months from March 1 through September 1, 2014. After application of the proceeds from the disposition of Majestic Colorado Gaming, LLC and the Revolver Commitment reductions therefrom, the Revolver

Commitment was $25.5 million as of December 31, 2013. The Parent also had letters of credit outstanding totaling $3.3 million, which are secured by and reduce the availability of the Senior Secured Credit Facility. Availability is further reduced by $1.3 million as the Parent and its subsidiaries need to maintain $30.0 million of operating liquidity, as defined in the Loan Agreement, at all times. At December 31, 2013, $0.2 million was advanced on the Senior Secured Credit Facility. Therefore, availability as of December 31, 2013 was $20.7 million.
Second Lien Secured Notes
On December 1, 2011, $100.6 million aggregate principal amount of 12.5% / 14.5% Second Lien Secured Notes were issued. The notes mature on December 1, 2016 and are secured by a second lien on all of the assets of the Parent and its subsidiaries, including the Company, to the extent permitted by law. The notes pay interest in cash at 12.5% per annum, or interest-in-kind at 14.5% in accordance with the Intercreditor Agreement.
The notes are senior secured obligations of the Parent and rank senior in right of payment to all existing and future subordinated indebtedness of the Parent and equal in right of payment with all existing and future senior indebtedness of the Parent, including the Senior Secured Credit Facility. However, the notes are effectively subordinated to all borrowings under the Senior Secured Credit Facility, which are secured on a first-priority basis by substantially all of the assets of the Parent and its subsidiaries, including the Company. The right to receive proceeds from the sale of the collateral securing the notes is subject to prior claims of the lenders under the Senior Secured Credit Facility and any equipment financing or other purchase money indebtedness to the extent of the proceeds of the collateral securing this other debt. The right to exercise remedies with respect to the collateral also is limited.
The notes are guaranteed on a senior secured basis by the Parent and by each of the Parent’s existing and future restricted subsidiaries, including the Company. All of the Parent’s subsidiaries, including the Company, are restricted subsidiaries.
Interest on the notes is due and payable semi-annually on June 1 and December 1 of each year, commencing on June 1, 2012. The Parent will pay interest on the principal amount of the notes in cash at the rate of 12.5% per annum; provided that, only to the extent the Parent is prohibited from paying any interest due on the notes in cash by the Senior Secured Credit Facility or the Intercreditor Agreement, the Parent will pay interest in additional notes on the principal amount of the notes, at the rate of 14.5% per annum. On December 1, 2012 and June 1, 2013, the Parent issued additional notes in the principal amount of $7.3 million and $7.8 million, respectively, to the note holders in lieu of the cash interest as the Parent’s consolidated financial results did not meet trailing-twelve-month EBITDA requirements per the Intercreditor Agreement.
The Parent may redeem the notes, in whole or in part, at any time, at a price equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest, if any, up to the redemption date. The notes also are subject to mandatory disposition and redemption requirements following certain determinations by any gaming regulatory authority, and are subject to mandatory redemption under certain circumstances if the Parent has consolidated excess cash flow, as defined in the Indenture, for any relevant fiscal year.
If the Parent experiences a change of control, the holders of the notes have the right to require the Parent to repurchase the notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest to the date of repurchase. If the Parent sells its assets, or those of its restricted subsidiaries, including the Company, or experiences an event of loss and does not use the proceeds for specified purposes, the Parent may be required to use the proceeds to offer to repurchase some of the notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest to the date of repurchase.
The Parent and the restricted subsidiaries, including the Company, must comply with representations and warranties similar to those included in the Senior Secured Credit Facility, except only the latter has financial maintenance covenants. The Parent and the restricted subsidiaries, including the Company, were in compliance with all covenants in the Indenture governing the notes as of December 31, 2013 and 2012.

NOTE 9.
  FAIR VALUE OF FINANCIAL INSTRUMENTS
The following table presents the carrying value and estimated fair value as of December 31, 2013 and 2012 of the Company’s financial instruments:

	December 31, 2013		December 31, 2012
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Assets:
Cash and equivalents	$6,980,286	$6,980,286	$7,101,364	$7,101,364
Restricted Cash	$638,263	$638,263	$633,798	$633,798
Liabilities:
Other debt	$150,400	$150,400	$1,547,756	$1,547,756
	$150,400	$150,400	$1,547,756	$1,547,756

NOTE 10.
  SAVINGS PLAN
The Company contributes to a defined contribution plan, put in place for itself and its subsidiaries, which provides for contributions in accordance with the plan document. The plan is available to employees upon joining the Company. Beginning in 2013, the Company makes matching contributions up to a maximum of 20% of 3% of an employee’s salary limited to a specified dollar amount as stated in the plan document. The Company’s contributions to the plan amounted to $25,000 during 2013. The Company made no matching contributions during 2012.
NOTE 11.
  COMMITMENTS AND CONTINGENCIES
Leases
The Company has operating leases for various office and gaming equipment. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2013 that expire at dates through 2016:

For the years ended December 31,
2014	$153,090
2015	108,519
2016	1,248
2017	—
2018	—
$262,857

Rent expense recorded by the Company for the years ended December 31, 2013 and 2012 was $2.0 million and $1.9 million, respectively
Legal Proceedings
Various legal proceedings are pending against the Company comprised primarily of personal injury and employment claims which management considers to be routine litigation incidental to the Company’s business. Management believes that the resolution of these proceedings will not individually, or in the aggregate, have a material effect on the Company’s financial condition, results of operations or cash flows.

Mississippi State Tax Commission.   Within the Chapter 11 Bankruptcy, a claim was filed by the Mississippi State Tax Commission for unpaid taxes. Following arms-length negotiation, a settlement and stipulation was reached wherein the Company would make certain settlement payments to the Mississippi State Tax Commission to discharge and close out their priority and unsecured claims as follows:
•
  An Allowed Class G-3 Priority Claim (“Priority Claim”) against Barden Mississippi Gaming, LLC in the amount of $0.4 million which shall be paid, pursuant to Bankruptcy Code Section 1129(a)(9)(C)(ii), in equal monthly amounts of $18,000, starting March 1, 2013 through and including October 1, 2014 and one final payment of $18,000 on or before November 1, 2014.
•
  An Allowed Class G-6 General Unsecured Claim (“Unsecured Claim”) against Barden Mississippi Gaming, LLC in the amount of $0.1 million.
The Company has made all scheduled payments pursuant to the agreed payment schedule for settlement of the Priority Claim. The Unsecured Claim payout has been made and this matter will be closed upon completion of the remainder of scheduled payments.
Entergy Mississippi Inc.   On September 6, 2012, Entergy Mississippi, Inc. (“Entergy”) filed a Motion for Enlargement of Time to File Proof of Claim and Payment of Administrative Expense. Those motions were denied by the bankruptcy court. Thereafter on March 17, 2013, Entergy filed a Notice of Appeal of the Order Denying the Administrative Expense Motion. Entergy made a claim against the Company in the amount of $0.4 million for electric utility services provided to Company prior to the Petition Date. The outstanding claim amount resulted from a meter error by Entergy and was not the result of any underpayment by Company. Thereafter, on December 11, 2012, Entergy applied $0.1 million of Company’s security deposit funds against the claimed balance. Parent objected to the deposit application in that it violated the bankruptcy stay and demanded the restoration of the deposit. Following arms-length negotiations and in order to avoid the uncertainties and expense of further litigation, Entergy and Parent entered into a Settlement and Stipulation to Dispose of Entergy’s Outstanding Claim and Appeal (“Settlement Agreement”). Pursuant to the Settlement Agreement, Entergy reversed the deposit and then accepted $0.1 million from the Company in full and complete satisfaction of its outstanding claim. In addition, the Company agreed to enter into a Deposit Agreement with Entergy wherein, Company agreed to make 24 additional deposit installments in order to bring the deposit total held by Entergy to $0.2 million. The Company has made all scheduled deposit payments and the matter will be closed upon completion of the additional monthly deposit installments.
Gaming Regulations
The ownership and operation of casino gaming facilities in Mississippi are subject to various state and local regulations. In Mississippi, gaming operations are subject to the Mississippi Gaming Control Act, the licensing and/or regulatory control of the Mississippi Gaming Commission, the Mississippi State Tax Commission and various state and local regulatory agencies, including liquor licensing authorities.
Restricted Cash
The State of Mississippi has required the Company to post security for current and future sales, use, alcohol and gaming revenue tax and withholding obligations. The Company has four certificates of deposit; a $0.6 million certificate in place for the benefit of the Mississippi State Tax Commission and three $5,000 certificates for the benefit of the Mississippi Alcoholic Beverage Control. These certificates of deposit are recorded in restricted cash on the Company’s balance sheets.
Letters of Credit
The Parent has letters of credit totaling $3.3 million as surety for the Parent’s and its subsidiaries’, including the Company’s, self-insured workers’ compensation programs. The letters of credit are guaranteed by the Senior Secured Credit Facility or Parent’s cash and, as such, are not recorded on the Company’s balance sheets as of December 31, 2013 and December 31, 2012.
Bankruptcy Claims
As a result of the Chapter 11 Bankruptcy, the Company incurred certain bankruptcy claims. At December 31, 2013 and 2012, the Company accrued $0.3 million and $0.6 million, respectively, for estimated bankruptcy claims. Management and its professionals continue to reconcile proofs of claims filed in the bankruptcy. The amount currently accrued could change, with such adjustment being material.
NOTE 12.
  RELATED PERSONS TRANSACTIONS
Transactions by or with Affiliates
The Parent and its subsidiaries, including the Company, undertake and pay for certain transactions on behalf of sister properties and affiliates. For example, the Parent pays various professional fees, insurance premiums, license fees and maintenance costs on behalf of its subsidiaries, including the Company, and charges each subsidiary, including the Company, for its applicable portion for such costs and expenses without mark-up. In return, the Company will upstream excess cash to the Parent to support payment of these various costs and expenses, plus excess cash to the Parent for debt service and working capital purposes. As a result of these intercompany transactions, related party receivables have been created. Pursuant to guidance in Securities and Exchange Commission Staff Accounting Bulletin Topic 4G, the Company has reflected receivables from Parent as contra equity on the Company’s balance sheet as of December 31, 2013 and 2012.
As of December 31, 2013 and 2012, the Company had a receivable from Parent of $21.4 million and $13.1 million, respectively. Receivables between affiliates are non-interest bearing.
NOTE 13.
  TEMPORARY CLOSURE OF FITZGERALDS TUNICA
Due to flooding of the Mississippi River in 2011, the nine casinos located in Tunica County, Mississippi, including the Company, were closed temporarily in order to ensure the safety of visitors and employees and take necessary steps to minimize damage to property, property improvements and equipment. Accordingly, on April 30, 2011, all operations at the property were temporarily suspended until its reopening on May 27, 2011.
As a result of the Company’s closure, revenues from operating activities were significantly reduced. The Company also incurred significant expenses related to planning and preparing for the flood, including taking necessary steps to protect the property from flood damage, closing the casino and hotel operations and reopening the property. The Company also paid its employees and funded benefits in the ordinary course during the closure period. In addition, due to the inability to timely implement media campaigns and marketing programs aimed at announcing and supporting the reopening of the property, the Company’s operating and financial performance suffered after the reopening on May 27, 2011.
For the years ended December 31, 2013 and 2012, the Company recorded $1.7 million and $0.9 million, respectively, of advances under its business interruption insurance as “other revenues” and flood related expenses of $8,000 and $11,000, respectively, as “general and administrative expenses” in its statement of operations. The Company made capital improvements to flood damaged assets of $1.1 million in 2012.
The Company maintained an aggregate of $15.5 million of flood insurance, including flood related business interruption coverage. This insurance is comprised of multiple layers of coverage underwritten by four separate carriers. Through December 31, 2013, the Company has received $8.6 million of insurance advances against losses incurred as a result of the flood, which is the final settlement amount for property damage and business interruption claims.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution.
The following table sets forth the expenses (other than the underwriting discount and commissions) expected to be incurred by the Registrant while issuing and distributing the securities registered pursuant to this Registration Statement. All amounts other than the SEC registration fee, FINRA filing fee and NASDAQ listing fee are estimates.

SEC registration fee		$5,924.80
FINRA filing fee		7,400.00
NASDAQ listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving		*
Blue sky fees and expenses (including legal fees)		*
Transfer agent fees		*
Miscellaneous		*
Total	$	*

*
  To be provided by Amendment.
All expenses in connection with the issuance and distribution of the securities being offered shall be borne by the registrant, other than underwriting discounts and selling commissions, if any.
Item 14.   Indemnification of Directors and Officers.
Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s Amended and Restated Certificate of Incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.
Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (4) for any transaction from which the director derived an improper personal benefit. The Registrant’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide for such limitation of liability to the fullest extent permitted by the Delaware General Corporation Law.
The Registrant will maintain standard policies of insurance under which coverage is provided (1) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, while acting in their capacity as directors and officers of the Registrant, and (2) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to any indemnification provision contained in the Registrant’s Amended and Restated Certificate of Incorporation or otherwise as a matter of law.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and certain officers of the Registrant by the underwriters against certain liabilities.
Item 15.   Recent Sales of Unregistered Securities.
The following sets forth information regarding all unregistered securities sold during the past three years:
On June 1, 2011, we issued 660,000 shares of restricted stock to certain executive officers and employees. 600,000 of the shares vested on June 1, 2013, and the remaining 60,000 shares have a three year vesting schedule as follows: 20,001 vested on June 1, 2012, 20,001 vested on June 1, 2013, and 19,998 will vest on June 1, 2014. On January 15, 2013, we issued 50,000 shares of restricted stock to an executive officer, which vest in three equal annual installments beginning on January 15, 2014. On June 5, 2013, we issued 15,000 shares of restricted stock to an executive officer, which vest in three equal annual installments beginning on June 1, 2014. On January 1, 2014, we issued 120,000 shares of restricted stock to two executive officers, which vest in two equal annual installments beginning on January 1, 2015. Vesting is contingent upon certain conditions, including continuous service of the individual recipients.
On each of May 2, 2011, May 10, 2012 and May 15, 2013, we issued 6,000 shares of restricted stock to our non-employee directors totaling 18,000 shares which vested immediately upon grant.
The above shares of restricted stock were issued under our Amended and Restated 2006 Incentive Compensation Plan and pursuant to written agreements with our employees and directors, in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.
The foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.
Item 16.   Exhibits and Financial Statement Schedules.
(a) Exhibits
See the Exhibit Index immediately following the signature pages included in this Registration Statement.
(b) Financial Statement Schedules
See the Index to Financial Statements at page F-1 of the prospectus included in Part I of this Registration Statement.
Item 17.   Undertakings.
The undersigned Registrant hereby undertakes the following:
(1)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(2)   To provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(3) (a)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and
(b)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on April 7, 2014.
FULL HOUSE RESORTS, INC.
By:
  /s/ Andre M. Hilliou

  Andre M. Hilliou, Chief Executive Officer
Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Andre M. Hilliou Andre M. Hilliou	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	April 7, 2014
/s/ Deborah J. Pierce Deborah J. Pierce	Chief Financial Officer (Principal Accounting and Financial Officer)	April 7, 2014
* Kenneth R. Adams	Director	April 7, 2014
* Carl G. Braunlich	Director	April 7, 2014
* Kathleen Marshall	Director	April 7, 2014
* Mark J. Miller	Director and Chief Operating Officer	April 7, 2014
*By: /s/ Andre M. Hilliou Andre M. Hilliou Attorney-in-fact

Exhibit Index

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
2.1
Asset Purchase Agreement by and between Grand Victoria Casino & Resort, L.P. and Full House Resorts, Inc., dated as of September 10, 2010. (Incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 13, 2010)

2.2
Equity Purchase Agreement dated March 30, 2012 by and among Full House Resorts, Inc.; Firekeepers Development Authority, an unincorporated instrumentality and political subdivision of the Nottawaseppi Huron Band of Potawatomi Indians; RAM Entertainment, LLC and Robert A. Mathewson. (Incorporated by reference to Exhibit 2.1 to the Registrant’s Quarterly Report on Form 10-Q filed on May 8, 2012)

2.3
Membership Interest Purchase Agreement by and between the Sellers named therein, Full House Resorts, Inc. and Silver Slipper Casino Venture LLC, dated as of March 30, 2012. (Incorporated by reference to Exhibit 2.01 to the Registrant’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 5, 2012)

2.4
Interest Purchase Agreement by and among The Majestic Star Casino, LLC, Majestic Mississippi, LLC, and Full House Resorts, Inc., dated as of March 21, 2014. (Incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on March 24, 2014)

3.1	Amended and Restated Certificate of Incorporation as amended to date. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q filed on May 9, 2011)
3.2
Amended and Restated Bylaws of Full House Resorts Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 4, 2008)

5.1*	Opinion of Greenberg Traurig, LLP
10.1+
Amended and Restated 2006 Incentive Compensation Plan (Effective as of April 26, 2011). (Incorporated by reference to Exhibit A to the Registrant’s Definitive Proxy Statement as filed with the Securities and Exchange Commission on March 16, 2011)

10.2+
Form of Restricted Stock Agreement. (Incorporated by reference to Exhibit 10.75 to the Registrant’s Quarterly Report on Form 10-QSB as filed with the Securities and Exchange Commission on August 14, 2006)

10.3+
Employment Agreement, dated July 17, 2007, between Full House Resorts, Inc. and Andre Hilliou. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 20, 2007)

10.4+
Employment Agreement, dated July 17, 2007, between Full House Resorts, Inc. and Mark J. Miller. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 20, 2007)

10.5+
Employment Agreement, dated December 7, 2012, between Full House Resorts, Inc. and Deborah J. Pierce. (Incorporated by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 6, 2013)

10.6
Casino Operations Lease dated June 28, 2011 by and between Hyatt Equities, L.L.C. and Gaming Entertainment (Nevada) LLC. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-k filed with the Securities and Exchange Commission on June 30, 2011)

10.7
Asset Purchase and Transition Agreement dated June 28, 2011 by and between HCC Corporation, doing business as Grand Lodge Casino, and Gaming Entertainment (Nevada) LLC. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 30, 2011)

Exhibit Number	Description
10.8
First Lien Credit Agreement dated as of June 29, 2012, by and among Full House Resorts, Inc. as borrower, the Lenders named therein and Capital One, National Association as Administrative Agent. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on August 8, 2012)

10.9
Second Lien Credit Agreement dated as of October 1, 2012, by and among Full House Resorts, Inc. as borrower, the Lenders named therein and ABC Funding, LLC as Administrative Agent. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K/A as filed with the Securities and Exchange Commission on October 5, 2012)

10.10
Lease Agreement with Option to Purchase dated as of November 17, 2004, by and between Cure Land Company, LLC, as landlord, and Silver Slipper Casino Venture LLC, as tenant. (Incorporated by reference to Exhibit 10.11 to the Registrant’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 6, 2013)

10.11
First Amendment to Lease Agreement with Option to Purchase dated as of March 13, 2009, by and between Cure Land Company, LLC, as landlord, and Silver Slipper Casino Venture LLC, as tenant. (Incorporated by reference to Exhibit 10.12 to the Registrant’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 6, 2013)

10.12
Second Amendment to Lease Agreement with Option to Purchase dated as of September 26, 2012, by and between Cure Land Company, LLC, as landlord, and Silver Slipper Casino Venture LLC, as tenant. (Incorporated by reference to Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 6, 2013)

10.13
Third Amendment to Lease Agreement with Option to Purchase dated as of February 26, 2013, by and between Cure Land Company, LLC, as landlord, and Silver Slipper Casino Venture LLC, as tenant. (Incorporated by reference to Exhibit 10.14 to the Registrant’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 6, 2013)

10.14
First Amendment to Casino Operations Lease dated April 8, 2013 by and between Hyatt Equities, L.L.C. and Gaming Entertainment (Nevada) LLC. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K as filed with the SEC on April 11, 2013)

10.15
Hotel Lease / Purchase Agreement dated August 15, 2013 by and between Rising Sun/Ohio County First, Inc. and Gaming Entertainment (Indiana) LLC. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K/A as filed with the Securities and Exchange Commission on August 22, 2013)

10.16
First Amendment to First Lien Credit Agreement dated as of August 26, 2013 by and among Full House Resorts, Inc., as borrower, the Lenders named therein and Capital One, National Association, as administrative agent for the Lenders, as L/C Issuer and as Swing Line Lender. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on August 30, 2013)

10.17
Amendment No. 1 to Second Lien Credit Agreement dated as of August 26, 2013 by and among Full House Resorts, Inc., as borrower, the Lenders named therein and ABC Funding, LLC, as administrative agent for the Lenders. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on August 30, 2013)

10.18
Standard Form of Agreement Between Owner and Design-Builder dated August 26, 2013 between Silver Slipper Casino Venture, LLC and WHD Silver Slipper, LLC. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on August 30, 2013)

21.1
List of Subsidiaries of Full House Resorts, Inc. (Incorporated by reference to Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 6, 2013)

23.1	Consent of Piercy Bowler Taylor & Kern, independent registered public accounting firm

Exhibit Number	Description
23.2	Consent of Piercy Bowler Taylor & Kern, independent auditors
23.3	Consent of BDO USA, LLP, independent auditors
23.4	Consent of Ernst & Young LLP, independent auditors
23.5*	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1)
24.1#	Power of Attorney (included in the signature page to this Registration Statement)

*
  To be filed by amendment.
+
  Executive compensation plan or arrangement.
#
  Previously filed.